File No. 70-9849

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                               Amendment No. 3 to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

National Grid Group plc                   New England Power Company
(to be renamed National Grid Holdings     Massachusetts Electric Company
 One plc)                                 The Narragansett Electric Company
New National Grid plc                     Granite State Electric Company
(to be renamed National Grid Group plc)   Nantucket Electric Company
National Grid (US) Holdings Limited       New England Electric Transmission Corporation
National Grid (US) Investments 4          New England Hydro-Transmission Corporation
National Grid (US) Partner 1 Limited      New England Hydro-Transmission Electric Co. Inc.
National Grid (US) Partner 2 Limited      Vermont Yankee Nuclear Power Corporation
NGG Finance plc                           Wayfinder Group, Inc.
15 Marylebone Road                        NEES Energy, Inc.
London NW15JD                             EUA Energy Investments Corp.
United Kingdom                            National Grid Transmission Services Corp.
                                          National Grid USA Service Company Inc.
National Grid General Partnership         Metrowest Realty LLC
c/o RL&F Service Corp.                    National Grid USA
One Rodney Square                         National Grid Holdings Inc.
Wilmington,                               25 Research Drive
New Castle County, DE 19801               Westborough, MA 01582

                                          Niagara Mohawk Holdings, Inc.
                                          Niagara Mohawk Power Corporation
                                          Opinac North America, Inc.
                                          300 Erie Boulevard West
                                          Syracuse, New York 13202




                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                              New National Grid plc
                    (Name of top registered holding company)
                    ----------------------------------------

Kirk L. Ramsauer                          Gary J. Lavine
Deputy General Counsel                    Senior Vice President and Chief Legal
National Grid USA                         Officer
25 Research Drive                         Niagara Mohawk Holdings, Inc.
Westborough, Massachusetts 01582          300 Erie Boulevard West
Telephone: (508) 389-2972                 Syracuse, New York 13202
Facsimile: (508) 389-3518                 Telephone: (315) 428-6947
                                          Facsimile: (315) 428-5746

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Markian M. W. Melnyk                      Steven Agresta
Thomas B. Reems                           Swidler Berlin Shereff Friedman, LLP
LeBoeuf, Lamb, Greene & MacRae, L.L.P.    3000 K Street. N.W.
1875 Connecticut Ave., N.W.               Washington, D.C. 20007
Washington, D.C.  20009-5728              Telephone: (202) 424-7500
Telephone: (202) 986-8000                 Facsimile:  (202) 424-7643
Facsimile: (202) 986-8102
                                          Janet Geldzahler
                                          Sullivan & Cromwell
                                          125 Broad Street
                                          New York, New York 10004-2498
                                          Telephone: (212) 558-4000
                                          Facsimile: (212) 558-3588 or (212)
                                          514-5706

                                TABLE OF CONTENTS

Item 1.  Description of the Proposed Transaction.............................6

   A     Introduction........................................................6

   B.    General Request.....................................................9

   C.    The Companies.......................................................10
      1.    The Current NGG System...........................................10
      2.    The NiMo System..................................................15
      3.    Niagara Mohawk's Regulatory Environment..........................23
      4.    Holding Company Financial Information............................26

   D.    Description of the Merger and the Restructuring.....................28
      1.    The Merger.......................................................28
      2.    The Restructuring................................................33
      3.    Background of the Merger.........................................35
      4.    Financing the Merger.............................................37
      5.    Management and Operations of Niagara Mohawk Following the Merger.38
      6.    Benefits of the Merger...........................................40

   E.    Financing the National Grid System Following the Acquisition........42
      1.    Summary of Current NGG System Authorization......................42
      2.    Summary of Authorization Requested...............................44
      3.    Specifics of Proposed Financing Arrangements.....................45
         (a)   National Grid External Financing..............................45
         (b)   Interest Rate and Currency Risk Management Devices............46
         (c)   U.S. Subsidiary Company Financings............................48
         (d)   Money Pool....................................................53
         (e)   Guarantees....................................................53
         (f)   New System Financing Parameters...............................54
         (g)   Payment of Dividends Out of Capital or Unearned Surplus.......57
         (h)   Tax Allocation Agreement......................................60
         (i)   Changes in Capital Stock of Subsidiaries......................63
         (j)   Financing Entities............................................63
         (k)   EWG-FUCO Financing Limits.....................................64

   F.    Intra-System Service Transactions...................................70

   G.    Nonutility Reorganizations..........................................71

   H.    Certificates of Notification........................................73
Item 2.  Fees, Commissions and Expenses......................................77
Item 3.  Applicable Statutory Provisions.....................................80

   A.  Applicable Provisions.................................................80

   B.  Legal Analysis........................................................80
      1.  Section 10(b)......................................................80
         a.  Section 10(b)(1)................................................81

            i.  Interlocking Relations.......................................81
            ii.  Concentration of Control....................................82
         b.  Section 10(b)(2)................................................85
            i.  Fairness of Consideration....................................85
            ii.  Reasonableness of Fees......................................87
      2.  Section 10(c)......................................................90
            i.  Section 10(c)(1).............................................90
               (a).  Section 11, Integrated Utility System...................91
               (b).  Section 11, Retention of the Additional Gas System......98
               (c).  Non-Utility Subsidiaries................................105
            ii.  Section 10(c)(2)............................................111
      3.  Section 10(f)......................................................113
      4.   Exemptions Under Section 3 of the Act.............................117
      4.   Exemptions Under Section 33 of the Act............................117
Item 4.  Regulatory Approvals................................................122

   A.  State Regulation......................................................122

   B.  Federal Regulation....................................................124
Item 5.  Procedure...........................................................126
Item 6.  Exhibits and Financial Statements...................................127
Item 7.  Information as to Environmental Effects.............................130

                                  Defined Terms

-------------------------------------- -----------------------------------------
Term                                   Definition
-------------------------------------- -----------------------------------------
National Grid                          New National Grid plc (to be renamed
                                       National Grid Group plc), the proposed
                                       successor to NGG according to the
                                       Restructuring.
-------------------------------------- -----------------------------------------
NGG                                    National Grid Group plc., the current
                                       registered holding company parent of the
                                       system and, post-Restructuring, a
                                       subsidiary of National Grid and top-level
                                       FUCO holding company. Post-Restructuring
                                       NGG will be renamed National Grid
                                       Holdings One plc.
-------------------------------------- -----------------------------------------
NiMo                                   Niagara Mohawk Holdings, Inc.
-------------------------------------- -----------------------------------------
Niagara Mohawk                         Niagara Mohawk Power Corporation.
-------------------------------------- -----------------------------------------
Utility Subsidiaries                   All current National Grid USA public
                                       utility subsidiary companies
                                       and Niagara Mohawk.
-------------------------------------- -----------------------------------------
Nonutility Subsidiaries                All nonutility subsidiary companies set
                                       forth in Exhibit L-1 (including the
                                       nonutility subsidiaries of National Grid
                                       USA, NiMo and its nonutility
                                       subsidiaries, and CNP Limited and CNP
                                       Inc). The term Nonutility Subsidiaries
                                       also includes other direct or indirect
                                       subsidiaries of National Grid USA that
                                       are formed or acquired in accordance with
                                       an order of the Commission or applicable
                                       exemption subsequent to the issuance of
                                       an order by the Commission in this file.
-------------------------------------- -----------------------------------------
Subsidiaries                           The Utility Subsidiaries and the
                                       Nonutility Subsidiaries, collectively.
-------------------------------------- -----------------------------------------
National Grid System                   National Grid and all its associate
                                       companies.
-------------------------------------- -----------------------------------------
National Grid USA Group                National Grid USA and its direct
                                       and indirect subsidiaries.
-------------------------------------- -----------------------------------------
Intermediate Companies                 All holding companies in the chain of
                                       ownership of National Grid USA that are
                                       direct or indirect subsidiaries of NGG
                                       (currently) or National Grid
                                       (post-Restructuring) including National
                                       Grid (US) Holdings Limited, National Grid
                                       (US) Investments 4, National Grid (US)
                                       Partner 1 Limited, National Grid (US)
                                       Partner 2 Limited, National Grid General
                                       Partnership, National Grid Holdings Inc.
                                       and any new companies in the chain of
                                       ownership as the structure may be revised
                                       from time to time.
-------------------------------------- -----------------------------------------

     This pre-effective Amendment No. 3 replaces and revises the Form U-1 Application-Declaration in this proceeding, originally filed in File No. 70-9849 on February 6, 2001 and Amendments No. 1 and 2 filed on May 10, 2001 and October 30, 2001, in their entireties, except that it does not replace exhibits previously filed.

Item 1. Description of the Proposed Transaction

     A.   Introduction

     This Application-Declaration ("Application") seeks approvals relating to the proposed acquisition of NiMo, a New York public utility holding company exempt from registration under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). Applicants/1 propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, (i) New National Grid plc will become a holding company of NGG with a share-for-share exchange of the outstanding common stock of NGG for New National Grid plc stock (the "Restructuring"), and (ii) a wholly-owned direct subsidiary of New National Grid plc, Grid Delaware, Inc. ("Grid Delaware"), will merge with and into NiMo, with NiMo as the surviving corporation (the "Merger")./2 New National Grid plc will be renamed National Grid Group plc after the implementation of the Merger and Restructuring and is hereinafter referred to as National Grid./3

     NGG currently holds the utility and nonutility operations of the former New England Electric System ("NEES") and Eastern Utilities Associates ("EUA") in its wholly-owned indirect subsidiary, National Grid USA. After the Merger, National Grid USA


----------------
1 Applicants are identified on the cover page of this Application and to the extent new Intermediate Companies are formed, will include such companies. Where the relief requested herein would apply to nonutility subsidiaries of the Applicants, for example requests for authorization to pay dividends out of paid in capital or capital surplus, change the terms of capital stock or reorganize nonutility holdings, such nonutility subsidiaries would also be deemed Applicants hereunder.

2 The current holders of the common stock of NiMo will receive: (a) cash; (b) a number of Newco American Depositary Shares ("ADSs"); or, (c) a combination of Newco ADSs and cash. Details of the exchange are explained more fully infra at note 37 and the accompanying text.

3 National Grid has filed with the SEC a registration statement on Form F-4 to register the ordinary shares to be issued by it to holders of NiMo common stock in the Merger. SEC File No. 333-47234.
----------------
will also hold NiMo as a direct subsidiary./4 NiMo's most significant subsidiary is Niagara Mohawk Power Corporation ("Niagara Mohawk"), a public utility company with electric and gas operations in the state of New York.

     As of and for the 12 months ended March 31, 2001, certain key financial information, in millions, for the companies was as follows (in U.S. GAAP).

----------------------- --------------------- -------------------- --------------------- --------------------

                        NGG                   National Grid USA    NiMo                  Niagara Mohawk
----------------------- --------------------- -------------------- --------------------- --------------------
Operating Revenues                     5,371                3,118                 4,712                4,004
----------------------- --------------------- -------------------- --------------------- --------------------
Net Income                             1,151                  105                  (20)                 (39)
----------------------- --------------------- -------------------- --------------------- --------------------
Net Utility Assets                     7,917                2,933                 5,717                5,717
----------------------- --------------------- -------------------- --------------------- --------------------
Net Nonutility Assets                  6,839                5,422                 6,664                6,352
----------------------- --------------------- -------------------- --------------------- --------------------
Total Net Assets                      14,756                8,355                12,381               12,069
----------------------- --------------------- -------------------- --------------------- --------------------

     As of and for the 12 months ended September 30, 2001, certain key financial information, in millions, for the companies was as follows (in U.S. GAAP).

----------------------- --------------------- -------------------- --------------------- --------------------

                        NGG                   National Grid USA    NiMo                  Niagara Mohawk
----------------------- --------------------- -------------------- --------------------- --------------------
Operating Revenues                     5,757                3,375                 4,791                4,143
----------------------- --------------------- -------------------- --------------------- --------------------
Net Income                               575                  170                  (79)                 (16)
----------------------- --------------------- -------------------- --------------------- --------------------
Net Utility Assets                     8,229                2,962                 4,587                4,587
----------------------- --------------------- -------------------- --------------------- --------------------
Net Nonutility Assets                  6,573                5,400                 7,710                7,458
----------------------- --------------------- -------------------- --------------------- --------------------
Total Net Assets                      14,802                8,362                12,297               12,045
----------------------- --------------------- -------------------- --------------------- --------------------

----------------
4 An organizational chart showing the entities comprising the National Grid System after the Merger is included in Exhibit N-3.
----------------

     The Merger, which values NiMo's common stock at approximately $3.1 billion, will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The Merger builds on National Grid's existing New England base and gives it a much stronger U.S. presence with neighboring regional territories in New England and New York. Niagara Mohawk's electricity system, which interconnects with the National Grid USA's system, consists of 9,327 pole miles of transmission lines and 41,125 pole miles of distribution networks. In terms of customer numbers, Niagara Mohawk is of a similar size to National Grid USA, serving in excess of 1.5 million electric customers. Niagara Mohawk is also the third largest gas distribution company in New York State, serving over 540,000 gas customers. The Merger will form the ninth largest electric utility in the U.S. with pro forma U.S. revenues of approximately $10.5 billion, a customer base of 3.4 million and a service territory of approximately 29,450 square miles.

     Customers and the economy in New York will benefit from National Grid's commitment to work closely with regulators to provide stable pricing for energy delivery services for customers in Niagara Mohawk's upstate New York service territory. Under a rate plan authorized by the New York Public Service Commission, if the Merger is consummated, Niagara Mohawk's electric delivery rates would be reduced by $152 million a year through December 31, 2011. Niagara Mohawk's' gas customers would benefit from an extension of an existing rate freeze. A "service quality assurance program" included in the rate plan assures that satisfactory levels of service and reliability will be maintained. In addition, NiMo's shareholders will benefit from the purchase of their shares at a premium to the market price and from the opportunity to receive equity in a vibrant, profitable global company like National Grid. National Grid's shareholders will benefit from National Grid's significantly expanded platform for growth in a rapidly deregulating U.S. market.

     The National Grid System received comprehensive financing and affiliate transactions authorization in connection with the Commission's order approving the acquisition of NEES./5 This Application also seeks to amend the authorization granted in

----------------
5 The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("NEES Acquisition Order").
----------------
the NEES Acquisition Order to accommodate the integration of the NiMo system into the National Grid System.

     B.   General Request

     National Grid requests authorization under Sections 9(a)(2) and 10 of the Act, to effect the Restructuring. To implement the Restructuring, National Grid will acquire all the issued and outstanding common stock of NGG, a registered electric public-utility holding company, and indirectly acquire the intermediate registered holding companies and public utility companies that are currently NGG subsidiaries. National Grid also requests authorization to effect the Merger and, indirectly, to acquire NiMo's utility and nonutility subsidiaries. In addition, the following authorizations relative to the operations of the post-Merger system are requested:

     o National Grid proposes to succeed to the authorizations granted to NGG in the NEES Acquisition Order, to extend that authorization through September 30, 2004 (the "Authorization Period" as defined herein), and to modify it in certain respects as set forth in this Application. National Grid also proposes to succeed to the authorizations granted to NGG in any other current financing orders from the Commission./6

     o National Grid intends to acquire NiMo in the Merger with a combination of its stock and cash. Accordingly, National Grid requests authorization to issue its common stock pursuant to the Merger and to issue and sell debt securities to finance, and as necessary refinance, the cash portion of the Merger consideration.

     o National Grid also proposes to issue equity and debt securities for general corporate financing purposes related to the business of the National Grid System post-Merger in an amount outstanding at any one time not to exceed $6 billion.

     o In addition, NiMo and its subsidiaries propose to issue and sell securities to finance their businesses as set forth in more detail below.

     o NiMo and its subsidiaries propose to enter into various affiliate transactions with National Grid System companies after the Merger. In particular the NiMo companies will (1) enter into service contracts with National Grid USA Service Company and (2) enter into a consolidated tax allocation agreement with other

----------------
6 These orders are: National Grid Group plc, Holding Co. Act Release No. 27455 (Oct. 22, 2001) ("October 2001 Order"); and the NEES Acquisition Order. Applicants are not proposing to amend the authority granted in the October 2001 Order.
----------------

          National Grid System companies.

     o NiMo and its subsidiaries propose to pay dividends out of capital and unearned surplus.

     o    Applicants seek authority to retain Niagara Mohawk's gas operations.

     o To efficiently integrate the NiMo subsidiaries into the National Grid System, Applicants request the flexibility to reorganize the Nonutility Subsidiaries without the need to seek further Commission authorization.

     o Applicants request a continued exemption for NiMo under Section 3(a)(1) of the Act.

     C.   The Companies

          1.   The Current NGG System

     NGG was incorporated in England and Wales on April 1, 1989, and is a registered holding company under the 1935 Act. NGG's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange./7 As of September 30, 2001, there were 1,486,690,953 ordinary shares and one special share outstanding./8 NGG employs, in conjunction with its subsidiaries, approximately 7,400 full-time employees.

     Through its wholly owned indirect subsidiary, The National Grid Company ("NGC"), NGG's principal business in the UK is the transmission of electricity in England and Wales. NGG derives the majority of its profit from charges for services provided by the transmission business. NGC owns and operates a transmission system consisting of approximately 4,400 route miles of overhead lines and approximately 600 route miles of underground cable together with substations at some 220 sites. NGC and the other non-US operations of NGG are held by National Grid Holdings Limited ("National Grid Holdings"), a foreign utility company under Section 33 of the Act.

----------------
7 NGG has a small number of American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are principally held by U.S. institutions. ADSs, in the aggregate, account for less than 1% of NGG's publicly issued shares.

8 The special share is a non-voting share owned by the U.K. government. The special share, also referred to as the golden share, is a means for the government to assure the continued independence of NGG as a provider of transmission services.
----------------

     National Grid was incorporated in England and Wales on July 11, 2000 and it does not currently conduct any business activities./9 Following the approval and implementation of the Restructuring and the Commission's authorization of this Application, National Grid will be the holding company for the National Grid System. Like NGG, National Grid's ordinary shares will be listed on the London Stock Exchange and its ADSs will be listed on the New York Stock Exchange. Upon completion of the Restructuring, National Grid will register as a holding company under the 1935 Act.

     National Grid USA is an indirect wholly-owned subsidiary of NGG. Through its subsidiaries, National Grid USA is engaged in electric distribution to residential, commercial, and industrial customers in New England. The National Grid USA group operates and maintains distribution power lines and substations; provides metering, billing, and customer services; designs and builds distribution-related facilities; and provides related products and services including energy efficiency programs for customers. The company also holds certain interests in generating units, which it is actively seeking to divest. National Grid USA's nonutility subsidiaries are engaged in the construction and leasing of fiber optic telecommunications systems and the provision of consulting services to nonaffiliated utilities in the area of electric utility restructuring and customer choice.

     National Grid USA owns companies which deliver electricity to approximately
1.7 million customers in Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 34,000 miles of transmission and distribution lines in New England.

     The National Grid USA family of companies includes four wholly-owned electricity distribution companies: Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), and Nantucket Electric Company ("Nantucket") and three other utility

----------------
9 An executive director of NGG holds 10 ordinary shares (10 pence par value) of National Grid and NG Nominees Limited owns 499,990 ordinary shares. This level of issued share capital is required for the company to re-register as a plc in connection with the Restructuring - to qualify as a public limited company, National Grid must have at least two shareholders and at least (pound) 50,000 of authorized and issued share capital which must be paid up as to one-quarter. NG Nominees Limited will not hold an interest in National Grid after the Restructuring; its shares and those held by the director will be cancelled, and the public shareholders formerly holding share of NGG will hold shares of National Grid.
----------------
companies/10: New England Electric Transmission Corporation ("NEET"), New England Hydro-Transmission Corporation ("N.H. Hydro") and New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"). The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related facilities; and provide related products and services including energy efficiency programs for customers. Their cost per delivered kilowatt-hour of electricity is among the lowest of major electricity suppliers in the states that they serve.

     Mass. Electric, a wholly-owned subsidiary of National Grid USA, is a public utility company engaged in the delivery of electric energy to approximately 1.2 million customers in 170 cities and towns in Massachusetts. The cities and towns served by the company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. Mass. Electric owns approximately 16,021 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Mass. Electric had total assets of $3,008 million, operating revenues of $2,119 million and net income of $59 million. Mass. Electric is subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") and the Massachusetts Department of Telecommunications and Energy ("MDTE"). The MDTE also has jurisdiction over Mass. Electric's financings and transactions with affiliates.

     Narragansett is a public utility company engaged in the delivery of electric energy to approximately 460,000 customers in 38 cities and towns in Rhode Island. Narragansett's service area, which includes urban, suburban, and rural areas, covers approximately 99% of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. Narragansett owns approximately 4,737 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Narragansett had total assets of $1,483 million, operating revenues of $800 million and net income of $30 million. Narragansett is subject to rate regulation

----------------
10 National Grid Transmission Services Corp. is not a utility company. This company provides non-affiliate companies services such as metering and generator interconnection studies.
----------------
by the FERC and the Rhode Island Public Utilities Commission ("RIPUC"). and the Rhode Island Division of Public Utilities and Carriers ("RIDIV") has jurisdiction over Narragansett's financings and transactions with affiliates.

     Granite State, a wholly-owned subsidiary of National Grid USA, provides retail electric service to approximately 36,000 customers in 21 communities in New Hampshire. Granite State's service area includes the Salem area of southern New Hampshire, as well as several communities located along the Connecticut River, primarily in the Lebanon and Walpole areas. Granite State owns approximately 1,049 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Granite State had total assets of $94 million, operating revenues of $82 million and net income of $3 million. Granite State is subject to rate regulation by the FERC and the New Hampshire Public Utilities Commission ("NHPUC"). The NHPUC also has jurisdiction over Granite State's financings and transactions with affiliates.

     Nantucket, a wholly-owned subsidiary of National Grid USA, provides retail electric service to approximately 10,000 customers on Nantucket Island, Massachusetts. Nantucket's service area covers the entire island. Nantucket owns approximately 110 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Nantucket had total assets of $58 million, operating revenues of $19 million and net income of $0.3 million. Nantucket is subject to rate regulation by the FERC and the MDTE. The MDTE also has jurisdiction over Nantucket's financings and transactions with affiliates.

     National Grid USA's wholly-owned subsidiary, New England Power Company ("NEPCO"), is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont. NEPCO also holds National Grid USA's remaining interests in generating units, which the company is actively seeking to divest./11 As of September 30, 2001, NEPCO had total assets of

----------------
11 NEPCO is also a holding company because it owns approximately 20% of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility which has a gross maximum dependable capacity of approximately 535 MW. NEPCO receives a portion of the plant's output. As of and for the year ended March 31, 2001 Vermont Yankee Nuclear Power Corporation had $178,565,569 in total operating revenues, $6,388,956 in total net income, and total assets of $710,851,866. As of and for the nine months ended September 30, 2001 (unaudited), Vermont Yankee Nuclear Power Corporation had $135,862,772 in total operating revenues, $4,764,761 in total net income, and total assets of $720,803,246. NEPCO also has minority interests in Yankee Atomic Electric Company (30%), Maine Yankee Atomic Power Company (20%) and Connecticut Yankee Atomic Power Company (15%), all of which have permanently ceased operations. NEPCO is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov.
25, 1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).
----------------

$2,866 million, operating revenues of $617 million and net income of $71 million for the 12 months to date. NEPCO is subject to rate regulation by the FERC. The RIDIV, the MDTE, the NHPUC, and the Vermont Public Service Board have jurisdiction over NEPCO's financings and transactions with affiliates. Although the Maine Public Utilities Commission has jurisdiction over NEPCO's financings, it defers to the financing authorization from the MDTE. The Nuclear Regulatory Commission ("NRC") has jurisdiction over NEPCO's ownership of nuclear facilities.

     National Grid USA's public utility subsidiary companies are members of the New England Power Pool ("NEPOOL") and they have transferred control over their pool transmission facilities to the Independent System Operator New England ("ISO-NE")./12 NEPCO operates the transmission assets owned by its associate public utility companies in concert with ISO-NE. ISO-NE directs and controls the operation of certain facilities, in particular pool transmission facilities ("PTF") that are owned by ISO-NE participants and rated 69 kV or above which are required to allow energy from significant power sources to move freely on the New England transmission network. ISO-NE also directs and controls the operation of certain generating facilities that are subject to central dispatch. ISO-NE is the central dispatching agency and has responsibility for the NEPOOL control area and the administration of the NEPOOL Open Access Transmission Tariff.

     NEPCO operates the non-pool transmission facilities, i.e., transmission facilities rated below 69 kV. NEPCO also operates the PTF facilities owned by the National Grid USA utility companies in accordance with the rules and directions of ISO-NE. Although ISO-NE directs the central dispatch of the transmission facilities, NEPCO retains the responsibility to determine whether or not, and to what extent, safety requires

----------------
12 As noted by FERC in its Regional Transmission Organization Notice of Proposed Rulemaking, ISO-NE was established on the platform of an existing tight power pool following the Federal Energy Regulatory Commission's ("FERC's") encouragement in Order No. 888. ISO-NE was formed based upon NEPOOL. See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) ("Unitil"). NEPOOL, formed in 1971, is a voluntary association of electric utilities in New England that established a single regional network to direct the operations of the major generating and transmission facilities in the region. NEPOOL built a control center to centrally dispatch the bulk power system using the most economic generating and transmission equipment available at any given time to match the electric load of region. Central dispatch provided savings in supply costs and increased the reliability of the bulk power system. NEPOOL continues to exist as the entity representing not only traditional electric utilities but also merchant generating companies that provide wholesale electricity supply. ISO New England has a services contract with NEPOOL to operate the bulk power system an to administer the wholesale marketplace.
----------------
facilities to be operated at less than their rated capability.

     NEET, a wholly owned subsidiary of National Grid USA, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. As of September 30, 2001, NEET had total assets of $22 million, operating revenues of $8 million, and net income of $0.6 million for the 12 months to date. NEET is subject to rate regulation by FERC. The NHPUC has jurisdiction over its financings and transactions with affiliates.

     N.H. Hydro, in which National Grid USA holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of September 30, 2001, N.H. Hydro had total assets of $110 million, operating revenues of $27 million, and net income of $4 million for the 12 months to date. NH Hydro is subject to rate regulation by FERC. The NHPUC has jurisdiction over NH Hydro's financings and transactions with affiliates.

     Mass. Hydro, 53.97% of the voting stock of which is held by National Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of September 30, 2001, Mass. Hydro had total assets of $132 million, operating revenues of $33 million, and net income of $6 million for the 12 months to date. New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro and provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection. Mass Hydro is subject to rate regulation by FERC. The MDTE has jurisdiction over Mass Hydro's financings and transactions with affiliates.

     National Grid USA's existing public utility subsidiaries and nonutility companies are described in further detail in Exhibit L-1 to this Application.

          2.   The NiMo System

     NiMo is a New York corporation and a public utility holding company exempt under Section 3(a)(1) of the Act by Commission order./13 NiMo's common stock is listed on the New York Stock Exchange and as of September 30, 2001, there were 160,239,818 outstanding shares. NiMo employs, in conjunction with its subsidiaries, approximately 7,546 full-time employees.

     NiMo has two direct subsidiaries: (1) Niagara Mohawk, a combination electric and gas public utility company, and (2) Opinac North America, Inc. ("Opinac"), a company engaged, through its subsidiaries, which is engaged in unregulated activities in the energy industry and is a holding company over a Canadian utility that will certify as a FUCO under Section 33 of the Act before the consummation of the Merger./14 Niagara Mohawk comprises 98% of NiMo's total assets and generates 87% of NiMo's total revenues.

     For the twelve months ended April 30, 2001, Niagara Mohawk provided electric service and sold, distributed and transported natural gas to (on average) 1,535,135 electric and 546,835 gas customers in eastern, central, northern and western New York State. Niagara Mohawk provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. As of March 31, 2001, Niagara Mohawk had approximately 50,412 miles of electric transmission and distribution lines. On November 7, 2001, Niagara Mohawk sold its Nine Mile Point Unit 1 ("Unit 1") and 41% share of its Nine Mile Point Unit 2 ("Unit 2") nuclear plants pursuant to an agreement dated December 2000 to Nine Mile Point Station LLC, a wholly-owned subsidiary of Constellation Energy Group, Inc. ("Constellation Energy")./15

----------------
13 Niagara Mohawk Holdings, Inc., Holding Co. Act Release No. 26986 (March 4,
1999).

14 The Canadian utility is Canadian Niagara Power Company Limited ("CNP Limited"), discussed infra. FUCO status for CNP Limited would also run to its subsidiaries because they reside under the "FUCO Umbrella." See e.g., the NEES Acquisition order at 27 (finding that National Grid Holdings Ltd., a subholding company for National Grid's foreign utility holdings, would certify as a FUCO, exempting all of its direct and indirect subsidiaries). Because CNP Limited will qualify as a FUCO, Opinac would be a nonutility holding company.

Currently, Opinac is an exempt holding company under Rule 10(a)(2) because its subsidiary Opinac Energy Corp. is exempt by order under Section 3(a)(5). See note 21. See also, note 22, explaining the status of Opinac's indirect subsidiaries CNP Limited and Canadian Niagara Power Inc. ("CNP Inc").

15 Niagara Mohawk is obligated to use 85% of the net proceeds of the sales of the generation assets to reduce its senior debt outstanding within 180 days after the receipt of such proceeds pursuant to the covenants of the Senior Notes issued in 1998. Such Senior Notes were issued to fund the Master Restructuring Agreement. Along with the asset purchase agreements, Niagara Mohawk also signed power purchase agreements ("PPAs") with Constellation Energy to purchase energy at negotiated competitive prices for approximately ten years.
----------------

Niagara Mohawk wholly owns hydro generation assets in Mechanicville, New York, which while inoperable since 1997, have a nominal capacity of 4.5 MW of power./16 In addition to the Mechanicville facilities, Niagara Mohawk also has an interest in an additional 58.5 MW of hydroelectric generation facilities that it has leased to third parties./17

     Niagara Mohawk has transferred control of its transmission system to the New York Independent System Operator ("NYISO"). The NYISO is an independent operator of the electric transmission systems of all of the public utility systems in New York State.

     Niagara Mohawk also purchases, transports and distributes natural gas in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service. The majority of Niagara Mohawk's gas sales are for residential and commercial space and water heating. Consequently, the demand for natural gas by Niagara Mohawk's customers is seasonal and influenced by weather factors. Niagara Mohawk purchases its natural gas for sale to its customers under firm and spot contracts, and transports the gas under both firm and interruptible transportation

----------------
16 The site's six .750 MW units have not been operated since approximately October 27, 1997. While the FERC issued a new license for the facility on June 9, 1993 authorizing site redevelopment and installation of 1.7 MW of new generation capacity, redevelopment has not begun. Initially, the units were not operated due to low water levels. In a later assessment, Niagara Mohawk evaluated the units and determined that they should not be operated for several reasons: (a) deterioration of the sub-structure; (b) the high cost of repairs compared to alternative power; (c) a subsequent NYPSC decision and directive that Niagara Mohawk sell its generation; and (d) a civil dispute over the license and generating rights at the site between FERC project co-licensees that led to a regulatory impasse at FERC as to the "going forward" plan for the facility.

17 The 1.2 MW Diamond Island facility land and facility are leased to Consolidated Hydro Incorporated; land rights in the 36 MW Hudson Falls facility are leased to Northern Electric Power Co. Limited partnership, and Niagara Mohawk is co-licensee; land rights in the 3.1 MW Middle Falls facility are leased to Adirondack Hydro Development Corporation; land rights in the 14 MW South Glens Falls are leased to South Glen Falls Limited Partnership; the 1.6 Theresa facility and land are leased to Consolidated Hydro Incorporated; and land rights in the 2.6 MW Union Falls project are leased to Union Falls Hydro Limited Partnership. None of the leasees for the facilities is an affiliate of NiMo. Niagara Mohawk purchases from these third parties the power from these units pursuant to power purchase agreements.
----------------
contracts./18

     Niagara Mohawk's wholly-owned nonutility subsidiaries are NM Uranium, Inc., NM Properties, Inc., NM Receivables LLC and NM Receivables Corp. II. NM Uranium, Inc. has a 50% interest/19 in certain closed uranium mines in the State of Texas. NM Properties, Inc. manages real property formerly owned by Niagara Mohawk. NM Receivables, LLC, a single-purpose, financing subsidiary, purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. NM Receivables, LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM Receivables Corp. II, which is a wholly owned subsidiary of Niagara Mohawk that manages NM Receivables, LLC.

     NM Properties, Inc. wholly owns the following subsidiary real estate development companies: Hudson Pointe, Inc., Land Management & Development, Inc., Landwest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., Upper Hudson Development, Inc., Arbuckle Acres, Inc., and OproprCo., Inc.

     Opinac's wholly-owned, direct subsidiaries are Opinac Energy Corporation ("Opinac Energy") and Niagara Mohawk Energy, Inc. ("NM Energy"). Opinac Energy is a Canadian corporation that owns a portfolio of cash equivalent securities and owns a 50% interest in Canadian Niagara Power Company, Limited ("CNP Limited")./20 CNP Limited is a Canadian public utility company based in Ontario,

----------------
18 Effective April 1, 2000 through October 31, 2000, Niagara Mohawk entered into an Agreement for Portfolio Management and Gas Supply with an unaffiliated company. The portfolio manager optimizes Niagara Mohawk's portfolio of contractual entitlements to pipeline and storage capacity to satisfy Niagara Mohawk's firm requirements and to create value. In accordance with the provisions of the Agreement for Portfolio Management and Gas Supply, the portfolio manager dispatched gas supplies Niagara Mohawk had under contract with others and supplied the balance on a firm basis. Thus Niagara Mohawk purchased no gas under spot supply contracts since April 1, 2000. Niagara Mohawk entered into a second agreement upon the expiration of the Agreement for Portfolio Management and Gas Supply. For the first twelve months ending March 31, 2001, Niagara Mohawk purchased approximately 57% of its gas supplies from third parties under existing firm contracts and 43% from its portfolio manager.

19 The remaining 50% interest is owned by USX Corp., an unaffiliated company.

20 The remaining 50% of CNP Limited is owned by Fortis Inc. ("Fortis"), an unaffiliated holding company. Fortis is a Newfoundland organized company with diversified investments in seven companies. Besides CNP Limited, these companies include the following: (1) Newfoundland Power supplies electricity to approximately 216,000 customers on the island portion of the Canadian Province of Newfoundland and Labrador. Newfoundland Power also owns and operates 23 small hydroelectric generating plants, five diesel plants and three combustion turbines with a total installed capacity of 148.4 MW, that provide 10% of the energy Newfoundland power sells. Newfoundland Power is wholly owned by Fortis;
(2) Maritime Electric supplies electricity to approximately 63,000 customers throughout the Canadian Province of Prince Edward Island. It owns 2 combustion turbines and six steam turbines with a combined capacity of 103.5 MW. Maritime Electric is wholly owned by Fortis. (3) FortisUS Energy Corporation, ("FortisUS") is a New York company and a wholly owned subsidiary of Maritime Electric. FortisUS owns and operates four hydroelectric generating stations, with a total capacity of 22.9 MW, located in upper New York State. The four generating stations are qualifying facilities ("QFs") under the Public Utilities Regulatory Policies Act of 1978 ("PURPA"); (4) Fortis owns 20% of the outstanding Class A Ordinary Shares of Caribbean Utilities Company, Ltd., a publicly traded electric utility known as CUC. CUC, one of the most reliable and efficient power companies in the Caribbean, is the sole provider of electricity to the Island of Grand Cayman, Cayman Islands serving over 18,000 customers; (5) Fortis owns 67% of the Common Shares of Belize Electricity Limited ("BEL"), the primary producer, transmitter and distributor of electricity in Belize. BEL serves over 51,000 customers; (6) Fortis owns 95% of Belize Electric Company Limited ("BECOL"). BECOL owns and operates a 25-MW hydroelectric generating facility in Belize; and (7) Fortis Properties owns and manages commercial, retail and hotel properties in Newfoundland and Nova Scotia. With the exception of FortisUS, neither Fortis nor its subsidiaries are organized under the laws of any of the United States. FortisUS does not own utility assets located within the U.S. Consequently, Fortis is an exempt foreign holding company under Rule 5. Fortis would not acquire, directly or indirectly, any security of any public utility company as a consequence of National Grid's acquisition of NiMo. Fortis, therefore, is not subject to Section 9(a)(2) of the Act in connection with the proposed transaction.
----------------

Canada that generates electricity and supplies and markets energy and energy services in Ontario. CNP Limited also sells electricity that is surplus to its Ontario needs into the New York market, principally into the market run by the NYISO. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. Opinac Energy was granted an exemption by Commission order under Section 3(a)(5) of the Act, with respect to its interest in CNP Limited./21

     On March 31, 1999, the transmission and distribution assets of CNP Limited were transferred to a 100% owned subsidiary, Canadian Niagara Power Inc. ("CNP Inc."). The transfer was made to comply with the Electricity Act 1998 and with regulations of the Ontario Energy Board./22 CNP Inc. distributes electricity to residential,

----------------
21 Opinac Energy Corporation, Holding Co. Act Release No. 25632 (September 16,
1992). The order states that "[a]lthough Opinac was not incorporated until 1982, the affiliation between CNP and Niagara Mohawk predates the passage of the Act. The Commission considered, but did not expressly pass upon, retention of the foreign utility in the section 11 reorganization proceedings involving Niagara Mohawk's predecessors in interest. See, e.g., Niagara Hudson Power Corp., 16 S.E.C. 139, 170 n. 46 (1944) (citing the domestic company's "substantial dependence upon the receipt of electric energy from Canadian sources"); The United Corp., 32 S.E.C. 378, 396 (1951) (foreign operations "related" to Niagara Mohawk's domestic utility business)." See also, In the Matter of Niagara Mohawk Power Corp., The Niagara Falls Power Co., Holding Co. Act Release No. 10130 (October 4, 1950) (noting in its order approving the merger of Niagara Mohawk with The Niagara Falls Power Co. that CNP would be directly transferred to Niagar a Mohawk).

22 The formation of CNP Inc. was exempt from Section 9(a)(2) under Rule 11. The indirect acquisition of the securities of CNP Inc. by NiMo was exempt under Rule 11(a) which provides: "Any holding company which is exempt from Sections 4 and 5(a) of the Act and which is not a subsidiary of any registered holding company, shall be exempt from Section 9(a)(2) of the Act with respect to the acquisition of any securities issued by any subsidiary of such exempt holding company." The direct acquisition of the securities of CNP Inc. by CNP Limited was exempt under Rule 11(b)(2) which provides: "Any holding company specified in paragraph (a) and any person which is not a holding company or a subsidiary of any registered holding company, shall be exempt from Section 9(a)(2) of the Act with respect to the acquisition of any of the following securities: . . . (2) Securities of Foreign Companies. Securities issued by any company which does not own or operate, or have a subsidiary which owns or operates, any utility assets located in the United States; provided, that the acquiring company is not an affiliate under Section 2(a)(11)(A) of the Act of any company which owns or operates, and has no subsidiary which owns or operates, any utility assets located in the United States." CNP Limited is not an affiliate under Section 2(a)(11)(A) of the Act of Niagara Mohawk and does not otherwise have any affiliate or subsidiary that owns or operates utility assets in the U.S.
----------------
commercial and industrial customers in Fort Erie, Ontario. CNP Inc. has an international electric interconnection with Niagara Mohawk that provides back-up power in the event of an outage at Niagara Falls. CNP Inc. also has a 25 hertz transmission line that interconnects the 25 hertz grid in Niagara Falls, Ontario with the Niagara Mohawk system in Buffalo, N.Y. CNP Inc. serves approximately 14,600 customers with 44 employees, 32 km of transmission lines and 900 km of distribution lines. For the twelve months ended March 31, 2001, CNP Limited sold 293,807 MWh to CNP Inc. for $7.4 million and sold 355,886 MWh to various parties in the northeastern U.S. CNP Limited engaged solely in wholesale energy transactions during this period./23 CNP Limited is licensed by the Ontario Energy Board ("OEB") and its operations are subject to compliance with the terms of its licenses. CNP Inc. is regulated by the OEB.

     On July 19, 2001, CNP Limited, CNP Inc., the City of Port Colborne, Ontario and Port Colborne Hydro, Inc. ("Port Colborne Hydro"), a distribution utility, signed an agreement for CNP Inc. to lease the electric distribution business of Port Colborne Hydro. The agreement is subject to OEB approval before closing. Under the terms of the 10-year deal, CNP Inc. will receive all revenues from Port Colborne Hydro in exchange for assuming responsibility for the operations of the business. The City of Port Colborne will receive lease payments from CNP Inc. CNP Inc. will finance and own all capital additions and will hold an option to purchase the business for a predetermined fair market value at the end of the 10-year term. Port Colborne is located on the north shore of Lake Erie at the entrance to the Welland Canal. The utility serves approximately

----------------
23 These sales included 17,200 MWh to NM Energy and 338,686 MWh to the NYISO.
----------------

9,000 customers within the City of Port Colborne. Port Colborne has 270 kilometers of distribution lines and no generation or transmission facilities.

     CNP Limited has also recently acquired a 10% interest in two newly-formed companies in Ontario, Westario Power Holdings Inc. ("Westario Power") and Rideau St. Lawrence Holdings Inc. ("Rideau St. Lawrence")./24 Westario Power is a nonutility holding company with two wholly-owned subsidiaries. Westario Power Inc., the first subsidiary, is an electric distribution utility that serves 20,000 customers in the counties of Bruce, Grey and Huron, Ontario. It owns 370 kilometers of distribution lines and no generation or transmission facilities. Westario Power Services Inc., the second subsidiary, markets and sells associated products and services.

     Rideau St. Lawrence is a nonutility holding company with three wholly-owned subsidiaries. The first subsidiary, Rideau St. Lawrence Distribution Inc., is an electric distribution utility that serves 6,000 customers in the counties of Leeds-Grenville and Stormont-Dundes, Ontario. It owns 84 kilometers of distribution lines and no generation and transmission facilities. The second subsidiary, Rideau St. Lawrence Utilities Inc., provides human resources and asset services to the other two subsidiaries. The final subsidiary, Rideau St. Lawrence Services Inc., provides operational services to Rideau St. Lawrence Distribution Inc.

     CNP Limited's other wholly-owned subsidiaries are 1161557 Ontario Inc, and Ziegler Energy Demands Inc., which are both inactive. Ziegler Energy Demands Inc. recently transferred its demand-side energy services business to CNP Limited and is in the process of winding up its operations.

     CNP Limited will certify as a FUCO under Section 33 of the Act before the consummation of the Merger.

----------------
24 The Ontario Energy Board recently approved the completion of the transactions with Rideau St. Lawrence, and approval for Westario Power remains outstanding.
----------------

----------------------------------------------------------------------------------------------------------------------
                                                Financial Information
                            For the Twelve Months Ended March 31, 2001 (in US$ millions)
----------------------------------------------------------------------------------------------------------------------
                                                             Operating          Net Income          Assets as of
                                                             Revenues                               March 31, 2001
------------------------------------------------------------ ------------------ ------------------- ------------------
Niagara Mohawk                                                         4,003.6              (39.2)           12,069.8
------------------------------------------------------------ ------------------ ------------------- ------------------
CNP Limited (Consolidated)*                                               13.0                 4.5               20.3
------------------------------------------------------------ ------------------ ------------------- ------------------
CNP Inc*                                                                   6.8               (0.0)               15.8
------------------------------------------------------------ ------------------ ------------------- ------------------
*The amounts provided represent NiMo's 50% ownership interest.
----------------------------------------------------------------------------------------------------------------------
                                                Financial Information
                          For the Twelve Months Ended September 30, 2001 (in US$ millions)
----------------------------------------------------------------------------------------------------------------------
                                                             Operating          Net Income          Assets as of
                                                             Revenues                               September 30,
                                                                                                    2001
------------------------------------------------------------ ------------------ ------------------- ------------------
Niagara Mohawk                                                           4,143                (16)             12,045
------------------------------------------------------------ ------------------ ------------------- ------------------
CNP Limited (Consolidated)*                                               13.3                 4.6               21.2
------------------------------------------------------------ ------------------ ------------------- ------------------
CNP Inc*                                                                   7.0                 0.4               16.8
------------------------------------------------------------ ------------------ ------------------- ------------------
*The amounts provided represent NiMo's 50% ownership interest.

     Opinac is also a holding company over partially-owned subsidiaries engaged in energy-related businesses, including: (a) Telergy, Inc., a development-stage company that was engaged in the construction, ownership and operation of a fiber optic telecommunications network, but is now in liquidation, and; (b) eVionyx, Inc. (formerly EVonyx, Inc.), a research and development company that has developed and intends to commercialize new fuel cell and battery technology. Telergy, Inc. is an exempt telecommunications company ("ETC") under Section 34 of the 1935 Act./25

     NM Energy was, until recently, engaged indirectly in energy marketing and energy services through its wholly-owned direct subsidiary Niagara Mohawk Energy Marketing, Inc. As of December 1, 2001, Niagara Mohawk Energy Marketing Inc. was sold to Select Energy Inc., a non-affiliate.

     NM Energy is a holding company over two partially-owned subsidiaries engaged in energy-related businesses: (a) Telergy Central LLC, a company that was engaged in the construction, ownership and operation of a fiber optic telecommunications

----------------
25 Telergy, Inc. and certain affiliated companies filed for ETC status with the Federal Communications Commission on March 7, 2001, in FCC File No. ETC-01-06.
----------------
network, but is now in liquidation, and/26 (b) Direct Global Power, a company doing business in photovoltaics. All of NiMo's direct and indirect nonutility subsidiaries are further described in Exhibit L-2./27

          3.   Niagara Mohawk's Regulatory Environment

     The New York State Public Service Commission ("NYPSC") regulates Niagara Mohawk's overall operations. It regulates financings by Niagara Mohawk with a term of one year or more, capital structure, dividend payments, asset sales, affiliate transactions, terms of service and service quality. On March 20, 1998, the NYPSC approved Niagara Mohawk's Power Choice agreement ("Power Choice"), including its Master Restructuring Agreement ("MRA") (discussed below). Power Choice is a five-year electric rate plan that provides for a restructuring of Niagara Mohawk's regulated electric utility business and reduces average residential and commercial rates by an aggregate of 3.2% over the first three years through September 1, 2001./28 Under the MRA, Niagara Mohawk bought out a majority of its above-market government-mandated power purchase agreements, which helped stabilize its financial condition./29

     Under Power Choice, as of August 1, 1999, all of Niagara Mohawk's

----------------
26 Telergy Central LLC is an ETC under Section 34 of the 1935 Act. It filed for ETC status with Telergy, Inc. in FCC File No. ETC-01-06 on March 7, 2001.

27 In the event National Grid seeks to reactivate the business activities of any inactive subsidiary acquired from NiMo and such business is not authorized by an applicable exemption or Commission rule or order under the 1935 Act, National Grid will file a post-effective amendment seeking authorization to engage in the proposed activities.

28 Niagara Mohawk retains the flexibility to address specific competitive challenges for energy intensive customers through individual rate negotiations.

29 As a result of various federal and state requirements, Niagara Mohawk was required to enter into contracts to purchase electricity from Independent Power Producers ("IPPs") in quantities in excess of its own demand and at prices in excess of those available to it. In mid-1996, Niagara Mohawk began comprehensive negotiations to terminate, amend or restate a substantial portion of above-market Power Purchase Agreements ("PPAs") in an effort to mitigate the escalating cost of these PPAs as well as to prepare Niagara Mohawk for a more competitive environment. These negotiations led to the MRA and Power Choice. The MRA was consummated on June 30, 1998 with 14 IPPs (the "IPP Parties"). The MRA allowed Niagara Mohawk to terminate, restate or amend 27 PPAs which represented approximately three-quarters of its above-market purchased power obligations. Niagara Mohawk terminated 18 PPAs for 1,092 MW of electric generating capacity, restated eight PPAs representing 535 MW of capacity and amended one PPA represe nting 42 MW of capacity. Niagara Mohawk paid the IPP Parties an aggregate of $3.934 billion in cash and issued 20.5 million shares of common stock to the IPP Parties.
----------------
customers may now choose their electricity supplier./30 Niagara Mohawk continues to distribute electricity through its transmission and distribution systems for all customers, regardless of supplier, and it provides electricity to those customers who do not choose a new electricity supplier. Power Choice provides that if a customer chooses an alternative supplier, Niagara Mohawk may continue to charge the customer for delivery of the energy and for a non-bypassable Competitive Transition Charge ("CTC"). Niagara Mohawk will also give a customer service back out credit to customers choosing an alternative supplier.

     In furtherance of the restructuring, Niagara Mohawk has completed the sale of its coal-fired generation plants and its oil and gas-fired generation plants at Oswego and Albany. On January 31, 2001, Niagara Mohawk completed the sale of its 25% interest in the Roseton Steam Station to Dynegy Inc. This sale completes the divestiture of Niagara Mohawk's fossil-fueled generating assets. On November 7, 2001, Niagara Mohawk sold its interests in Nine Mile Point Unit 1 and Unit 2 to a wholly-owned subsidiary of Constellation Energy./31 As described in the previous section, Niagara Mohawk retains an interest in 58.5 MW of hydroelectric facilities that it has leased to third parties.

     The NYPSC has allowed Niagara Mohawk to record a regulatory asset for the costs of the MRA and has designed the utility's rates to permit recovery of the MRA regulatory asset./32 The regulatory asset is being amortized over a period generally not to exceed ten years and, although the amortization has the effect of depressing Niagara

----------------
30 As of January 30, 2001, 22% of Niagara Mohawk's commercial and industrial customers or approximately 27% of eligible load, and 3% of residential customers and their eligible load, have chosen an electricity supplier other than Niagara Mohawk.

31 The Merger was contingent on, among other things, the completion of the sale of the nuclear assets or the entry into another arrangement covering the nuclear assets agreed to by the parties to the Merger and approved by all appropriate regulatory agencies. By order dated June 22, 2001, the Nuclear Regulatory Commission approved the sale of the nuclear assets. The NYPSC also approved the asset transfer in an order issued October 26, 2001. Case 01-E-0011, Niagara Mohawk Power Corp., et. al. - Nine Mile Point Transfer, Order Authorizing Asset Transfers (issued October 26, 2001).

32 In approving Power Choice, the NYPSC limited the estimated value of the MRA regulatory asset that could be recovered, which resulted in a charge to the second quarter of 1998 earnings of $263.2 million upon the closing of the MRA.
----------------

Mohawk's earnings, the rate plan has resulted in a substantial improvement to operating cash flow.

     On December 3, 2001, the NYPSC issued its order authorizing the Merger and adopting a new rate plan for Niagara Mohawk./33 The rate plan, which is contingent on the consummation of the Merger, covers a period of approximately ten years from the day after the Merger closes ("Plan Effective Date") through December 31, 2011. Under the plan, Niagara Mohawk's electric delivery rates would be reduced by $152 million a year, equivalent to a reduction of 8.0% in delivery rates and a reduction of 4.6% overall (considering delivery plus commodity rates). The plan provides for recovery of Niagara Mohawk's transmission and distribution costs, reflecting a 10.6% return on equity, and a CTC that recovers fixed and forecast variable stranded costs. The recoverable fixed stranded costs under the rate plan are reduced by an approximately $850 million write-off of stranded costs associated with the Nine Mile Point nuclear facility, in addition to the $123 million in fixed costs written off in connection with the NYPSC's October 26, 2001 order authorizing the transfer of the Nine Mile Point assets. The unamortized balance of fixed costs is allowed a return.

     The rate reductions also reflect the assignment to ratepayers of 50% of the electric portion of the forecast efficiency gains and synergy savings (net of costs to achieve) agreed to by the parties to the Merger proceeding. Synergy savings over the term of the plan are set at about $130 million per year, allocated 62% to New York, and efficiency gains are set at $60 million per year, allocated 100% to New York. The imputed levels of savings flow to ratepayers regardless of whether they are achieved in fact.

     The rate plan also includes an incentive mechanism. Niagara Mohawk is permitted to retain any earnings over the allowed 10.6% return on equity up to 11.75%, which may be increased to 12% provided that Niagara Mohawk achieves certain goals related to competition and low income programs. Earnings above 11.75% (or the higher number possible in subsequent years) would be shared between Niagara Mohawk and its

----------------
33 Case 01-M-0075, Niagara Mohawk Holdings, Inc. et. al., Opinion and Order Authorizing Merger and Adopting Rate Plan, (issued December 3, 2001).
----------------
ratepayers.

     The rate plan also provides for penalties of approximately 24 million under the "service quality assurance program" if satisfactory levels of service and reliability are not delivered. The customer service provisions adopt standards related to call center operations, billing and collections, field services, and the low-income customer assistance program. The electric reliability standards relate to service reliability (i.e., frequency and duration of interruptions) and power quality (i.e., momentary interruptions).

     The rate plan extends through December 31, 2004 an existing freeze on Niagara Mohawk's rates for gas delivery service, which would otherwise expire on August 31, 2003. In the event Niagara Mohawk receives a gas delivery service rate increase to take effect at any time, all synergy and efficiency savings from the current Merger or any follow-on merger or acquisition associated with the gas business would be allocated wholly to customers. In the absence of gas delivery service rate increases, Niagara Mohawk may retain 50% of follow-on merger savings allocable to gas service.

          4.   Holding Company Financial Information

     For the twelve months ended March 31, 2001, NGG and NiMo had the following financial results individually, and on a pro forma combined basis (US GAAP):

------------------------------------ --------------- ----------------- -----------------------------
                                          NGG              NiMo             Pro Forma Combined
------------------------------------ --------------- ----------------- -----------------------------
                                  ($ millions)
------------------------------------ ---------------------------------------------------------------
Total assets                                 14,756            12,381                        27,137
------------------------------------ --------------- ----------------- -----------------------------
Net utility plant assets                      7,917             5,717                        13,634
------------------------------------ --------------- ----------------- -----------------------------
Total operating revenues                      5,371             4,712                        10,083
------------------------------------ --------------- ----------------- -----------------------------
Operating income*                             1,119               397                         1,516
------------------------------------ --------------- ----------------- -----------------------------
Net income                                    1,151              (20)                         1,131
------------------------------------ --------------- ----------------- -----------------------------

*Operating income is income before goodwill amortization and income taxes.

The table below provides that information for the twelve months ended September 30, 2001.

------------------------------------ --------------- ----------------- -----------------------------
                                          NGG              NiMo             Pro Forma Combined
------------------------------------ --------------- ----------------- -----------------------------
                                  ($ millions)
------------------------------------ ---------------------------------------------------------------
Total assets                                 14,802            12,297                        27,099
------------------------------------ --------------- ----------------- -----------------------------
Net utility plant assets                      8,229             4,587                        12,816
------------------------------------ --------------- ----------------- -----------------------------
Total operating revenues                      5,757             4,791                        10,548
------------------------------------ --------------- ----------------- -----------------------------
Operating income*                             1,123               281                         1,404
------------------------------------ --------------- ----------------- -----------------------------
Net income                                      507              (79)                           428
------------------------------------ --------------- ----------------- -----------------------------

*Operating income is income before goodwill amortization and income taxes.

     The table below shows the capitalization of NGG, NiMo, and the National Grid combined system on a pro forma basis as of March 31, 2001, according to U.S. GAAP.

------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
                    NGG ($ mm)  NGG (%)    NiMo      NiMo (%)  Acqui-    Consolidating  Pro Forma      Pro Forma
                                           ($ mm)              sition    Adjustments    Combined       Combined
                                                               Cost                     ($ mm)         (%)
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Short-term debt*         1,379         14       651         8                                   2,030           11
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Long-term debt           4,517         45     4,674        54     1,582                        10,773           57
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Preferred stock             28          0       494         6                                     522            3
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Minority interest           31          0         0         0                                      31          0.2
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Common stock             4,146         41     2,715        32     1,522        (2,715)          5,669         29.8
equity
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------
Total                   10,101       100%     8,534      100%     3,105        (2,715)         19,025         100%
------------------- ----------- ---------- --------- --------- --------- -------------- -------------- ------------



* Includes current maturities of long-term debt, plus for NiMo only, sinking fund payments on preferred stock.

     The table below shows the capitalization of NGG, NiMo, and the National Grid combined system on a pro forma basis as of September 30, 2001, according to U.S. GAAP.

------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
                    NGG ($ mm)  NGG (%)    NiMo      NiMo (%)  Acqui-    Consolidating  Pro Forma      Pro Forma
                                           ($ mm)              sition    Adjustments    Combined       Combined
                                                               Cost                     ($ mm)         (%)
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Short-term debt*          108        1%        591         7%                                  699              4%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Long-term debt          5,776       58%      4,815        56%     1,604                     12,196             64%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Preferred stock            24        0%        494         6%                                  517              3%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Minority interest          28        0%          -         0%                                   28              0%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Common stock
equity                  4,106       41%      2,616        31%     1,522     (2,616)          5,628             30%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------
Total                  10,042      100%      8,516       100%     3,127     (2,616)         19,068            100%
------------------- ---------- --------- ---------- ---------- --------- ----------- -------------- ---------------

* Includes current maturities of long-term debt, plus for NiMo only, sinking fund payments on preferred stock.


     D.   Description of the Merger and the Restructuring

          1.   The Merger

     The Agreement and Plan of Merger and Scheme of Arrangement by and among NGG, NiMo, National Grid, and Grid Delaware, dated as of September 4, 2000 and amended December 1, 2000 ("Merger Agreement"), contemplates a scheme of arrangement (previously defined as the "Restructuring") and a merger which taken together will result in the creation of National Grid, a new holding company for the National Grid System, and the acquisition by National Grid of NiMo.

     The Restructuring involves canceling and exchanging NGG's existing shares for shares of National Grid, with NGG becoming a wholly owned subsidiary of National Grid. The Merger Agreement contemplates that Grid Delaware, a wholly owned subsidiary of National Grid, will merge into NiMo with NiMo surviving. Upon the closing of the Merger, NiMo will be a subsidiary of National Grid and will subsequently be transferred to become a wholly-owned subsidiary of National Grid USA.

It is intended that the Restructuring and Merger taken together will qualify as a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. The Restructuring will be implemented immediately prior to the Merger.

     The introduction of a new holding company, National Grid, is intended to give NGG the flexibility to increase the cash portion of the Merger consideration mix without jeopardizing the tax free nature of the transaction for NiMo shareholders who elect to exchange their shares in NiMo for shares in National Grid, should the shareholders in aggregate elect to receive more than one-fifth of the consideration for their NiMo shares in cash. NGG can not be eliminated in the restructuring without jeopardizing the tax-free nature of the transaction.

Transaction Steps

     The Merger and Restructuring would be effected though a series of transactions involving special purpose acquisition corporations, intercompany loans, the acquisition of securities, share repurchases or redemptions and other transactions. The specific transactions are summarized below and described in more detail in Exhibit M-1. After the Merger, however, all of the NiMo stock will be owned by National Grid USA and NiMo's current subsidiaries will remain its subsidiaries. The corporate structure of the National Grid System post-Merger, illustrated by the organization chart included in Exhibit N-3, will be fully consistent with the Act.

     The initial steps in the transaction involve transferring the National Grid USA chain of companies and NGG Finance plc to the direct ownership of National Grid to replicate the current corporate structure after the Restructuring. In particular, the Restructuring leaves National Grid as the immediate parent of NGG. NGG has, among its subsidiaries, NGG Finance plc, a special purpose financing entity and National Grid (US) Holdings Ltd., a registered holding company that indirectly holds NGG's interest in National Grid USA. After the restructuring, NGG transfers NGG Finance plc and National Grid (US) Holdings Ltd. to National Grid. As a result, NGG no longer holds direct or indirect voting securities in National Grid USA. NGG remains, however, the parent of National Grid Holdings Ltd., a FUCO./34 The existing loan from NGG Finance

----------------
34 NGG expects that some time after the Merger it will file an application with the Commission seeking deregistration and file Form U-57 certifying itself as a FUCO.
----------------
plc to NGG is novated such that National Grid becomes the borrower. National Grid also acquires an equivalent amount of the loan between NGG and National Grid (US) Holdings Ltd. used to acquire National Grid USA.

     The subsequent steps in the transaction involve the financing of the cash component of the Merger consideration. Assuming that the approximately $3 billion consideration to be paid for NiMo shares is split evenly between cash and National Grid shares, NGG Finance plc would borrow $1.5 billion from banks under a credit facility dated November 22, 2001 between National Grid, NGG, NGG Finance plc and a syndicate of banks (the "Credit Facility"). NGG Finance plc would loan the proceeds to a second special purpose subsidiary of National Grid, NG10, which, in turn would loan the funds to National Grid for deposit with the paying agent under the Merger Agreement./35

----------------
35 The loan from NG10 to National Grid is an upstream loan. Because NGG Finance plc and NG10 are special purpose entities used to facilitate the financing of the Merger and the funds at issue here ultimately come from banks under the Credit Facility, the loan does not give rise to the abuses that the Act was intended to prevent in Section 12(a) by prohibiting registered holding companies from borrowing from subsidiaries. The Credit Facility is not secured by any public utility subsidiary company of National Grid. The loan is merely incidental to National Grid's financing of the Merger and is consistent with the public interest and the interests of investors and consumers. The Commission found in several instances that upstream loans from financing subsidiaries do not violate Section 12(a). See, e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Exelon Corp., Holding Co. Act Release No. 27266 (November 2, 2000); PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000 ), and; Scottish Power plc, Holding Co. Act Release No. 27290 (December 6, 2000) (authorizing registered holding companies to establish financing subsidiaries and to borrow the proceeds of the financing from the special purpose subsidiaries).

The Senate Report that accompanied the adoption of the Act stressed the need to protect the credit of public utility subsidiaries: "Money raised on the credit of a public-utility company should be devoted solely to the regulated business of that company and not used to finance the speculative activities of those who control it." Sen. Rep. 621, 74th Cong., 1st Sess., p.34. Apparently, "subsidiaries" were included within the Section 12 prohibition of upstream loans to holding companies to capture both public utility operating companies and sub-holding companies that were their parents, and not nonutility company operations. Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess. Cong. Record, June 27 1935, at 10323 ("Loans by operating companies are sometimes called upstream loans."); House Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of
Section 12(a) as applying to public utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies . . . Section 12 covers other intercompany transactions detrimental to operating companies."; 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to public utility companies"). These arguments were advanced persuasively by the Southern Company in an application for authorization to restructure some nonutility interests. The restructuring involved an indemnification of Southern by its nonutility subsidiary that the Commission found not to violate Section 12(a) based on the intent demonstrated in the legislative history to protect public utility subsidiaries. See The Southern Company, File No. 70-9727, and The Southern Company, Holding Co. Act Release No. 27303 (Dec. 15, 2000). The loan from NG10 to National Grid would be unsecured and would not obligate any public utility subsidiaries in the National Grid USA Group and accordingly is consistent with the policy underlying Section 12(a) and should be permitted. There are no other upstream loans in the transaction steps.
----------------

     With the funds in place, the next steps involve the Merger itself. National Grid's wholly-owned subsidiary Grid Delaware merges into NiMo, with NiMo surviving. With the exception of shares held by NiMo, National Grid, NGG or their subsidiaries, the outstanding NiMo shares are converted into the right to receive National Grid shares, cash or a combination of both. After the Merger, National Grid will own 100% of NiMo.

     The last group of steps involves the repositioning of NiMo as a wholly-owned subsidiary of National Grid USA. National Grid sells NiMo to NG10, in settlement of the previously outstanding loan from NG10 to National Grid, and additional NG10 shares. NG10 is then transferred down the chain of Intermediate Companies until it resides as a subsidiary of National Grid Holdings Inc. ("NGHI"), the immediate parent of National Grid USA. NGHI enters into a subscription agreement with its special purpose subsidiary National Grid 11 Limited ("NG11"). Under the agreement, NG11 issues shares to NGHI which agrees to pay for the shares by a series of calls through December, 2006. NGHI then sells its NG11 shares to National Grid (US) Investments 4 (an Intermediate Company subsidiary of National Grid (US) Holdings Ltd.) for the present value of the future calls ($1.5 billion)./36 NGHI invests the funds received from National Grid (US) Investments 4 into NG10 which uses the proceeds to repay its debt to NGG Finance plc. In the final steps, NiMo merges with a direct subsidiary of NGHI and survives. NGHI then transfers NiMo to National Grid USA as a capital contribution.

     The Merger and Restructuring transaction steps accomplish several objectives. They preserve the ability of NiMo's shareholders to receive National Grid shares tax free while maximizing the ability to pay other NiMo shareholders cash. The steps also allow National Grid to transfer its acquired NiMo shares to National Grid USA

----------------
36 The acquisition by National Grid (US) Investments 4 of the NG11 shares subject to NGHI's obligation to pay up the calls in the future is the economic equivalent of a downstream loan from National Grid (US) Investments 4 to NGHI. Such loans are permitted under the Commission's order dated October 11, 2001; National Grid Group plc, Holding Co. Act Release No. 27455.
----------------
efficiently by avoiding a deemed distribution under U.S. tax law as a result of the assumption of the acquisition debt by NGHI. Lastly, the steps facilitate the servicing of the acquisition debt and the repatriation of dividends from National Grid USA across borders. See Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (authorizing financial transactions among intermediate holding companies to facilitate dividend repatriation in a U.S./U.K. transaction).

Merger Consideration

     The time when the Merger is completed is referred to as the "Merger Effective Time," and the time when the Restructuring is completed is referred to as the "Restructuring Effective Time." At the Merger Effective Time, all of the shares of common stock of Grid Delaware issued and outstanding prior to the Merger will be converted into the right to receive common stock of NiMo. Each share of NiMo common stock will be converted into the right to receive the merger consideration in the form of cash, ADSs or a combination of cash and ADSs./37

     The per share merger consideration will be $19.00 if the Average Price (defined below) is between $32.50 and $51.00. In the event that the Average Price is greater than $51.00, the per share consideration received by NiMo shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event that the Average Price is less than $32.50, the per share consideration received by NiMo shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50. NiMo shareholders can elect to receive their consideration in cash, ADSs or as a combination of both, subject to the aggregate cash consideration paid being $1.015 billion. NGG has announced that it will increase this amount to 50% of the purchase price if there are sufficient cash elections. If elections for one form of consideration exceed the amount of such form of consideration to be issued in the Merger, all shareholders electing the oversubscribed form of consideration will receive,

----------------
37 Trading in the common stock of NiMo on the New York Stock Exchange will cease immediately following the Merger Effective Time. At such time, the common stock will be delisted from the New York Stock Exchange. Registration of the common stock under the Securities Exchange Act of 1934, as amended, will also be terminated. Niagara Mohawk, however, will have publicly held preferred stock and debt outstanding after the Merger and will continue as a reporting entity under the Federal securities laws.
----------------
on a pro rata basis, some of the undersubscribed form of consideration.

     "Average Price" means the average of the closing prices of NGG ordinary shares, as derived from the Daily Official List of the London Stock Exchange (converted to a US dollar value using the exchange rate for each date for which the closing price is to be determined as reported in The Financial Times) for 20 trading days selected at random (using mutually agreed upon procedures) in the period of 40 consecutive London Stock Exchange trading days ending on the close of business on the tenth London Stock Exchange trading day prior to the election deadline, multiplied by five.

     The Merger Agreement provides that the closing of the Merger shall take place on the business day that is no later than the first business day that is forty days following the date on which the last of certain conditions to the Merger is fulfilled or waived and which is also after, but no more than seven days after the Restructuring is sanctioned by the High Court in London, England, or as mutually agreed by the parties to the Merger Agreement. A form of election with respect to the form of consideration to be received has been mailed to NiMo shareholders. Elections must be received by the fifth business day immediately preceding the closing date.

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of NiMo, including direct costs of the acquisition, will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess, i.e., the difference between the purchase price, representing fair value, and the fair value of the identified assets acquired, recorded as goodwill.

          2.   The Restructuring

     The board of directors of NGG has recommended to NGG shareholders a proposal to form a new holding company for the National Grid System. The holding company structure will be effected through a Restructuring which must be sanctioned by the High Court in London, England and approved by NGG's shareholders. Under the Restructuring, National Grid will issue one share in National Grid in exchange for each outstanding NGG share. As a result, National Grid will become the holding company for

NGG. NGG expects that the special share in NGG will be canceled and that National Grid will issue a special share to the holder of the NGG special share./38

     The introduction of National Grid as the new holding company of NGG will be achieved through a "scheme of arrangement" under Section 425 of the Companies Act 1985 (U.K.). Appropriate clearances have been obtained from the U.K. Inland Revenue for the scheme, including under Section 138 of the Taxation of Chargeable Gains Act 1992 (U.K.) and section 707 of the Income and Corporation Taxes Act 1988 (U.K.), and the Inland Revenue is satisfied that the scheme of arrangement will be effected for bona fide commercial reasons and not for tax avoidance. Accordingly, U.K. resident National Grid shareholders should not be treated as making a disposal of their National Grid shares under the scheme.

     The ordinary shares of National Grid will be listed for trading on the London Stock Exchange and National Grid ADSs will be listed for trading on the New York Stock Exchange. National Grid will be subject to the registration and disclosure requirements of the US securities laws.

     The rights attaching to National Grid ordinary shares will be the same in all material respects as those currently attaching to NGG ordinary shares. Thus, after the Restructuring is implemented (but before completion of the Merger), holders of National Grid ordinary shares will have their interest in NGG replaced by an equivalent proportionate interest in National Grid and, subject to the effect of exercise of options to subscribe for NGG shares granted under NGG share plans, their proportionate interests in the profits, net assets and dividends of NGG will not be affected.

     The scheme will require the approval of a simple majority in number of those NGG shareholders present and voting (either in person or by proxy) at a meeting of NGG shareholders called by order of the High Court representing not less than 75% of the number of the NGG shares held by such shareholders. In addition, to implement the scheme it will be necessary for a special resolution to be approved at a separate Extraordinary General Meeting of NGG shareholders. At a meeting of NGG

----------------
38 National Grid's authorized share capital will be 2,125,000,000 ordinary shares of 10p each and one special rights non-voting redeemable preference share of pound1.
----------------
shareholders held on January 7, 2002, the shareholders approved the scheme and the special resolution necessary to implement the scheme. In addition, the scheme has been consented to by the U.K. Secretary of State for Trade and Industry, currently the special shareholder. The scheme is subject to the sanction of the High Court once the necessary approvals have been obtained from the NGG shareholders. The High Court uses an objective test to evaluate the proposed scheme. The High Court will not substitute its view for that of the shareholders - the question is not is the scheme reasonable but could a shareholder have reasonably approved it. Provided the scheme is fair and equitable, the High Court will sanction it and not judge its commercial merits. The effect of the High Court's sanction of the proposal is that, when the High Court order is delivered to the Registrar of Companies and registered by him, all National Grid shareholders are bound by the terms of the scheme.

          3.   Background of the Merger

     Since entering into the MRA in 1998, the board of directors and management of NiMo have periodically reviewed NiMo's strategic alternatives, including internal growth, growth by acquisition, the sale of NiMo and a combination with another company in which NiMo shareholders would continue to participate. Consideration was given not only to electric and gas utilities, but also to the oil and gas and telecommunications industries. NiMo has engaged in preliminary discussions with a number of parties about potential transactions, but, except as set forth below, no specific proposals were made and these discussions did not evolve beyond a preliminary stage.

     Since 1998, NGG has been pursuing a growth strategy in the electric transmission and distribution market in the United States, with a particular focus on the Northeast region where many states have been engaged in electric deregulation. Deregulation has resulted in, among other things, the separation of the ownership and operation of generation facilities from that of transmission and distribution facilities. Consistent with this strategy, in March 2000, NGG completed the acquisition of NEES (currently known as National Grid USA), whose subsidiaries operate electric transmission and distribution systems principally in Massachusetts, Rhode Island and New Hampshire, followed in April 2000 by National Grid USA's acquisition of EUA, whose subsidiaries operated transmission and distribution systems in Massachusetts and

Rhode Island./39 Both NEES and EUA had divested the vast majority of their generation assets prior to being acquired by NGG and are seeking to sell the remainder of their generation assets. Since the announcement of the NEES and EUA acquisitions, NGG has continued to investigate the possibility of further strategic transactions with US electric utility companies, such as Niagara Mohawk, that have or are in the process of divesting their generation assets in order to expand NGG's transmission and distribution operations in the US.

     In November 1999, Richard P. Sergel, then President and Chief Executive Officer of NEES, David Jones, NGG's CEO and William E. Davis, Chairman of the Board and CEO of NiMo met to discuss the experience of the then-pending NEES/NGG merger and to explore whether NiMo might be interested in pursuing talks with NGG. NiMo and NGG entered into a Confidentiality Agreement on December 13, 1999 and a meeting between representatives of the parties was held on December 14, 1999, but immediately following that meeting it was decided to delay any further substantive discussions pending the completion of the NEES/NGG merger. In April, following completion of the NEES/NGG merger, the parties resumed discussions, with due diligence being performed on both sides for a period of months.

     In late August, a presentation about NGG and the possible terms of a transaction was made to the NiMo board of directors at its regularly scheduled late August off-site meeting. Following that meeting, negotiations continued, including, without limitation, on the per share price, the mix of cash and securities, the conditions to the merger and other terms of the merger agreement. On August 30, 2000, a telephonic board meeting was held to update the NiMo board of directors on the status of the negotiations.

     On August 31, 2000, the NGG board of directors met to consider the proposed transaction. At this meeting, the NGG board of directors discussed the structure of the proposed transaction and the terms of the merger, including financial terms. As part of this meeting, the NGG board of directors received advice from its

----------------
39 See NEES Acquisition Order, supra, note 5, and National Grid USA (formerly New England Electric System), Holding Co. Act Release No. 27166 (April 14,
2000).
----------------
financial advisors regarding the financial terms of the merger and other matters relevant to their consideration of the proposed transaction. Following these deliberations, the NGG board of directors unanimously approved the proposed transaction and terms of the merger agreement and established a committee, consisting of any two directors, one of whom had to be David Jones, Stephen Box, NGG's Group Finance Director, or Richard P. Sergel (the "National Grid Special Committee"), to finalize the outstanding terms of the merger agreement and to authorize the execution and delivery of the merger agreement.

     By September 3, 2000, all remaining issues had been negotiated and on September 4, 2000, the NiMo board of directors and the National Grid Special Committee comprising David Jones and Stephen Box adopted and approved the merger agreement, which was then executed by the parties.

          4.   Financing the Merger

     As described above, NiMo shareholders will receive both National Grid ordinary shares and cash as consideration in the transaction. National Grid will fund the cash portion of the Merger consideration with a combination of cash on hand and bank borrowings under the Credit Facility./40 Borrowings under the Credit Facility would be made by NGG Finance plc, a special purpose financing subsidiary of National Grid formed in accordance with the NEES Acquisition Order for the purpose of facilitating financings through the issuance to third parties of securities authorized in the NEES Acquisition Order or issued under an applicable exemption. Applicants request authorization to use NGG Finance plc for the additional purpose of financing the Merger through borrowings under the Credit Facility. The amount that will be borrowed under Credit Facility to finance the Merger and the value of the ordinary shares issued in connection with the Merger will not exceed an aggregate of $4 billion outstanding at any one time. Based on NGG's current share price, the value of the Merger consideration is approximately $3.1 billion. Because the Merger consideration may increase if the Average Price of National Grid shares increases above $51.00, the authorization requested for Merger financing requested here is larger than the currently estimated Merger consideration. The Merger-related financing limit is separate from the $6 billion aggregate financing limit proposed in this Application concerning the financing of the National Grid System post-Merger. Any Credit Facility entered into to finance the Merger will comply with all the terms and conditions applicable to debt issued by National Grid and discussed further below in Item 1.E./41 The pro forma effect of the

----------------
40 See supra text accompanying footnote 35.

41 A Credit Facility may have multiple intended uses. National Grid may enter into one or more Credit Facilities to provide funding for the Merger, to refinance previously incurred merger-related debt and to finance authorized or permitted general corporate activities. To the extent funds from a Credit Facility are used to fund or refinance the Merger consideration, they would be counted against the $4 billion limit. To the extent Credit Facility borrowings are used for other authorized or permitted corporate purposes, they would count against the $6 billion limit.
----------------

Merger on the capital structure of National Grid is also described further below in Item 3.B.1.c.

          5.   Management and Operations of Niagara Mohawk Following the Merger

     Upon completion of the transaction, National Grid USA will assume ownership of NiMo and its subsidiary companies, including Niagara Mohawk. Niagara Mohawk will retain a significant presence in New York; its operating headquarters will stay in Syracuse and local facilities for customer service, maintenance and field operations will be maintained as necessary. National Grid will honor or will cause the appropriate subsidiary to honor all collective bargaining agreements in effect at the Merger Effective Time until their expiration and assume all rights and obligations under those agreements. Niagara Mohawk will be re-branded "Niagara Mohawk, a National Grid Company."

     For at least two years following the Merger, NiMo will have an advisory board comprised of up to 12 persons who were, immediately prior to the Merger, serving as non-executive members of NiMo's board of directors, who are not appointed to serve on the National Grid board of directors and who are willing to serve in such capacity on the advisory board. The function of the advisory board will be to advise NiMo's board of directors with respect to general business as well as opportunities and activities in the State of New York and to maintain and develop customer relationships in New York. The advisory board will meet at least three times a year.

     For a period of two years following the Merger, William E. Davis will serve as Chairman of the board of directors of National Grid USA and two other current executive officers of NiMo as determined by NGG will serve on the board of directors of National Grid USA.

     National Grid also will take all actions necessary to appoint all members serving on the NGG board of directors immediately prior to the Merger, the current CEO of NiMo and one additional outside director/42 of the board of directors of NiMo, as determined by NGG, to serve on the National Grid board of directors following the Merger Effective Time.

     NGG is currently a public utility holding company registered under Section 5 of the 1935 Act. In connection with the Merger and Restructuring, NGG will cease to be an indirect holding company over National Grid USA and its intermediate holding company parents./43 NGG will, however, continue as the parent company of National Grid Holdings, a FUCO. Accordingly, NGG will submit an application to deregister as a holding company under the Act and submit a certification on Form U-57 to obtain FUCO status.

     Upon completion of the Restructuring, National Grid will register as a public utility holding company under the Act and become subject to regulation thereunder as NGG is currently. NiMo and its subsidiaries will be subject to regulation under the Act as subsidiaries of a registered holding company.

     Applicants request that the Commission affirm by order the continued exempt status of NiMo under Section 3(a)(1) of the Act. Applicants commit that as long as NiMo continues to exist as a holding company, unless otherwise authorized by the Commission, NiMo will not; (1) directly or indirectly borrow, or receive any extension of credit or indemnity, from any public utility company in the same holding company system or from any subsidiary company of such holding company as prohibited under Section 12(a) of the Act, (2) sell any security which it owns of any public utility company, or any utility assets, as restricted under
Section 12(d) of the Act and the rules thereunder, or (3) enter into or take any step in the performance of any service, sales or construction contract to perform any services or construction work for, or sell goods to, any associate company which is a public utility or mutual service company as restricted under
Section 13(a) of the Act and the rules thereunder.

----------------
42 Applicants anticipate that Dr. Bonnie Hill will serve as the outside director.

43 NGG may, however, continue to lend funds in certain circumstances to one or more Intermediate Companies. See Item 1.E.3.(c) infra.
----------------

          6.   Benefits of the Merger

     The combination of NiMo and National Grid will create the ninth largest electric utility in the U.S. with an electric customer base of approximately 3.3 million. After the Merger, National Grid will own and operate an extensive transmission and distribution network in the New England/New York market.

     As discussed in Item 1.C.3 above, in particular in the text accompanying footnote 33, the NYPSC issued an order authorizing the Merger and approving Niagara Mohawk's rate plan for the period commencing on the Plan Effective Date through December 31, 2011. The rate plan is conditioned on the closing of the Merger. Under the rate plan electric delivery rates would be reduced by $152 million a year, equivalent to a reduction of 8.0% in delivery rates and a reduction of 4.6% overall (considering delivery plus commodity rates). The rate reductions reflect the assignment to ratepayers of 50% of the electric portion of the forecast efficiency gains and synergy savings (net of costs to achieve) agreed to by the parties to the Merger proceeding. Synergy savings over the term of the plan are set at about $130 million per year, allocated 62% to New York, and efficiency gains are set at $60 million per year, allocated 100% to New York. The imputed levels of savings flow to ratepayers regardless of whether they are achieved in fact.

     The rate plan also benefits Niagara Mohawk's gas customers. It extends through December 31, 2004 an existing freeze on Niagara Mohawk's rates for gas delivery service, which would otherwise expire on August 31, 2003. In the event Niagara Mohawk receives a gas delivery service rate increase to take effect at any time, all synergy and efficiency savings from the current Merger or any follow-on merger or acquisition associated with the gas business would be allocated wholly to customers. In the absence of gas delivery service rate increases, Niagara Mohawk may retain 50% of follow-on merger savings allocable to gas service.

     National Grid has demonstrated the ability to achieve targeted merger savings and efficiencies in connection with the EUA merger./44 The direct savings and

----------------
44 EUA was integrated into the National Grid USA business ahead of schedule. The transaction delivered integration savings of approximately 10% of the combined controllable cost base of NEES and EUA (over 50% more savings than originally estimated).
----------------
sharing of best practices attributable to the Merger should create an even more efficient company, leading to lower delivery costs and enhanced customer service, making upstate New York a more attractive region for economic growth.

     National Grid will have - following the acquisition of NiMo - approximately 10,000 employees in its regulated electric and gas businesses in New York and New England. National Grid's goal is to achieve workforce reductions across the entire National Grid USA organization by 800 to 950 positions through natural attrition and voluntary programs. In addition, National Grid will seek to improve the efficiency and customer service of Niagara Mohawk's core transmission and distribution operations. A joint National Grid - Niagara Mohawk integration team will manage the efficient integration of the two companies.

     The Merger allows National Grid to build on the platform it has created in New England and reinforce its position as a leading player in the Northeast - a region that is at the forefront of the electric industry's restructuring in the U.S. NiMo's strong management and experience in New York electric and gas operations will add to National Grid USA's top quality U.S. management team and National Grid's decade of experience operating a transmission system in a competitive environment. The combination will strengthen National Grid's ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. National Grid intends to bring its combined experience to bear in New York, and to continue to contribute to the current debate on the restructuring of the U.S. transmission sector. The rate plan approved by the NYPSC is an example of a long-term rate plan that benefits customers and shareholders and includes incentives for cost control and superior customer service. Post-closing National Grid intends to provide long-term rate stability that will support regional economic development in upstate New York.

     E.   Financing the National Grid System Following the Acquisition

          1.   Summary of Current NGG System Authorization

     The NEES Acquisition Order authorized the financing of the National Grid System through May 31, 2003 through the issuance by NGG of equity and debt securities in an amount not to exceed $4.0 billion, and guarantees in an amount not to exceed $2.0 billion, both at any one time outstanding. NGG was also authorized to enter into currency and interest rate swaps transactions. Financing of NGG's U.S. Subsidiary Companies (i.e., National Grid USA, its subsidiaries and the Intermediate Companies) was also authorized. In particular, the existing financing of the National Grid USA Group, obtained when it was the NEES group of companies, was extended through May 31, 2003. In addition, the Commission authorized the continuation of the NEES system money pool ("Money Pool"), guarantees of the obligations of, and other forms of credit support for, the U.S. Subsidiary Companies, and the payment of dividends out of capital or unearned surplus.

     The NEES Acquisition Order also authorized National Grid General Partnership ("NGGP") and National Grid USA and its subsidiaries to enter into an agreement for the allocation of consolidated tax that permitted NGGP to retain the tax-related benefits of the debt incurred to finance the NEES acquisition. In addition, the Commission authorized the U.S. Subsidiary Companies to issue additional shares or alter the terms of any then-existing authorized security and authorized NGG and the U.S. Subsidiary Companies to form financing entities for the purpose of indirectly issuing securities otherwise authorized by the NEES Acquisition Order. Lastly, the Commission authorized NGG to finance additional investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an amount up to 50% of NGG's consolidated retained earnings.

     The financing authority was subject to various terms and conditions as summarized below:

     1. Maintenance of NGG's long-term debt rating at the investment grade level and the maintenance of a ratio of Consolidated EBITDA to Net Interest Payable of not less than 3:1, and a ratio of Consolidated Total Net Debt to Consolidated EBITDA not to exceed 4.75:1;/45

     2. Maintenance of common stock equity/46 of at least 35% of total capitalization/47 by National Grid USA on a consolidated basis and on an individual basis by each National Grid USA electric utility subsidiary;/48

     3. Maintenance of NGG's common stock equity as a percentage of total capitalization, measured on a book value US GAAP basis at 28.5% or above at the time of closing and thereafter during the term of the financing authorization, and 30% or

----------------
45 The terms were defined in the Credit Agreement attached as Exhibit B-3 to National Grid's Application on Form U-1, SEC File No. 70-9473. Generally, Consolidated EBITDA means: in respect of any period, Consolidated Profits Before Interest and Tax for that period after adding back depreciation and amortization of goodwill and excludes the group's share of associate and joint venture operating results. An associate interest is an equity interest of greater than 20%, but less than 50%;

Consolidated Profits Before Interest and Tax means: in respect of any period, the consolidated net pre-taxation profits on operating activities (after adding back Net Interest Payable and excluding any Exceptional Items and after adding back restructuring costs incurred as a result of the Merger or other acquisitions) of the National Grid System;

Consolidated Total Net Debt means: the aggregate principal amount (or amounts equivalent to principal, howsoever described) comprised in the financial indebtedness of the National Grid System at the time calculated on a consolidated basis less cash and cash equivalents held by any member of the National Grid System as shown in the consolidated financial statements. Cash equivalents are readily marketable securities such as gilts (i.e. treasury bonds) and other near-cash items such as deposits and commercial paper;

Exceptional Items: has the meaning given to it in FRS3 issued by the UK Accounting Standards Board (i.e., material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view); and

Net Interest Payable means: in relation to any period, all interest, acceptance commission and all other continuing, regular or periodic costs, charges and expenses in the nature of interest (whether paid, payable or capitalized) incurred by the National Grid System in effecting, servicing or maintaining all financial indebtedness of the National Grid System less all interest and other similar income receivable by members of the National Grid System during that period (but only to the extent the same accrue and are receivable by the National Grid System in a freely convertible and transferrable currency) in each case as determined from the consolidated financial statements relating to that period and excludes the group's share of associate and joint venture net interest payable.

46 Common stock equity was defined to include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital and retained earnings.

47 The common stock equity to total capitalization ratio was calculated as follows: equity/(gross debt + equity). Total capitalization refers to the sum of common stock equity, preferred stock, long-term debt, short-term debt and current maturities.

48 New England Electric Transmission Corporation and Vermont Yankee Nuclear Power Corporation were excluded from the 35% common stock equity capitalization standard. In addition, the 35% standard was applied to the combined capitalization of Nantucket Electric Company and Massachusetts Electric Company.
----------------
above by March 31, 2002;

     4. The cost of money on debt financings of NGG would not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     5. The cost of money on preferred securities or other fixed income oriented securities of NGG, when issued, would not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     6. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued;

     7. The aggregate amount of external debt and equity issued by NGG would not exceed $4.0 billion, at any one time outstanding; and

     8. Post-merger, NGG's additional "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, would not exceed 50 percent of the consolidated retained earnings of NGG.

     In addition, the payment of dividends by NEES and the U.S. Utility Subsidiaries (as defined in the NEES Acquisition Order/49) was restricted. Dividends out of post-merger earnings would reflect a dividend payout ratio of between 60% and 100% of earnings before the amortization of goodwill ("Gross Earnings"), based on a rolling 5-year average. In addition, to assure that the U.S. Utility Subsidiaries would have sufficient cash to support their businesses, Applicants committed not to cause any of the U.S. Utility Subsidiaries to pay more than 80% of their post-merger Gross Earnings as dividends based on a rolling 5-year average.

          2.   Summary of Authorization Requested

     Applicants now seek Commission authorization to finance the National Grid System for the period beginning with the effective date of an order issued pursuant

----------------
49 The NEES Acquisition Order defined the U.S. Utility Subsidiaries to mean: New England Power Company, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company, Inc. and Vermont Yankee Nuclear Power Corporation.
----------------
to this filing and continuing through September 30, 2004 ("Authorization Period"). Applicants request authorization through the Authorization period for all financing and related transactions proposed in this Application and the extension through the Authorization Period of the Commission's financing and related orders granted to National Grid System companies and cited herein. The authorizations requested below amend and supplement the financing authorization granted by the Commission in the NEES Acquisition Order and are intended to provide for the financial integration of NiMo and its subsidiaries into the National Grid System. The NEES Acquisition Order and all of its terms and conditions would remain in effect and would be extended through the Authorization Period, except as amended by the Commission's authorization of the proposals in this Application.

          3.   Specifics of Proposed Financing Arrangements

               (a)  National Grid External Financing

     National Grid proposes to issue equity and debt securities in an amount aggregating not more than $6 billion at any one time outstanding ("Aggregate Limit")./50 Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. National Grid may also enter into currency and interest rate derivatives as described below.

     National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the Aggregate Limit:

----------------
50 The Aggregate Limit replaces the $4 billion limit in the NEES Acquisition Order and does not include the Merger-related financing. Because the Aggregate Limit applies only to securities issued and outstanding during the Authorization Period, when a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the Aggregate Limit is reduced and additional financing capacity under the Aggregate Limit is made available.
----------------

--------------------------------------------- ----------------------------------
                  Security                               $ billions
--------------------------------------------- ----------------------------------
Equity, including options and warrants/51                   4.5
--------------------------------------------- ----------------------------------
Debt                                                        5.0
--------------------------------------------- ----------------------------------


     Except as provided in Item 1.E.3.(f) below, the terms of all such debt and equity securities will be the same as the terms described in NGG's application in SEC File No. 70-9519 and authorized by the Commission in the NEES Acquisition Order. The debt incurred to finance the cash portion of the Merger consideration and described above in Item 1.D.4., and the National Grid equity issued to NiMo shareholders, would not be included in the Aggregate Limit.

               (b)  Interest Rate and Currency Risk Management Devices

     National Grid proposes to enter into, perform, purchase and sell financial instruments intended to manage the volatility of currencies and interest rates, including but not limited to currency and interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). National Grid would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding or anticipated debt by, for example, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.

     National Grid proposes to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. In addition to the use of Hedging Instruments, Anticipatory Hedges may include
(i) a forward sale of exchange-

----------------
51 NGG currently has outstanding $742 million (translated at $1.60 equals one Pound) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of NGG. Should bondholders exchange their bonds prior to maturity, NGG may issue up to 110 million additional shares of common stock not included in the overall Aggregate Limit.
----------------
traded Government Securities/52 futures contracts, Government Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on Government Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on Government Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Government Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. National Grid may seek to hedge its exposure to currency fluctuations through currency swaps or options and forward exchange or similar transactions.

     Hedging Instruments and instruments used to effect Anticipatory Hedges will be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. National Grid will determine the optimal structure of each transaction at the time of execution. Off-Exchange Trades would be entered into only with Intermediate Companies or with counterparties whose senior debt ratings are investment grade as determined by Standard & Poor's, Moody's Investors Service, Inc. or Fitch IBCA, Inc. ("Approved Counterparties").

     The Utility Subsidiaries, to the extent such securities are not exempt under Rule 52(a), also propose to enter into Hedging Instruments with third-party Approved Counterparties, but not other National Grid System companies, on the same terms generally applicable/53 to National Grid./54 The Utility Subsidiaries expect to use such authority principally to hedge external debt.

----------------
52 Government Securities would include U.S. Treasury obligations, U.K. Gilts or the appropriate government benchmark security for the currency involved in the hedge.

53 The terms applicable to Hedging Instruments entered into by the Utility Subsidiaries differ from those applicable to National Grid in the following way. Hedging Instruments entered into by the Utility Subsidiaries will qualify for hedge accounting treatment under U.S. GAAP. In addition, to the extent a Utility Subsidiary incurs a gain or loss on a Hedging Instrument that it has entered into to hedge a currency or interest rate risk associated with a security that such Utility Subsidiary has issued, the gain or loss would be attributed to the Utility Subsidiary.
----------------

     National Grid maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in Hedging Instruments would be matched to an underlying business purpose. Consequently, National Grid, the Intermediate Companies and the Utility Subsidiaries would not enter into transactions in Hedging Instruments for speculative purposes or to finance businesses that are not permitted, authorized or exempt under the Act. Such transactions will qualify for hedge-accounting treatment under generally accepted accounting principles ("GAAP") in the US or the UK. In the event transactions in Hedging Instruments are qualified for hedge accounting treatment under UK GAAP, but not under US GAAP, National Grid's financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a Hedging Instrument entered into by National Grid or the Intermediate Companies, or associated tax effects, will be allocated to National Grid USA or NiMo or their subsidiaries, regardless of the accounting treatment accorded to the transaction and consequently, National Grid USA, NiMo and their subsidiaries will not be adversely affected by such transactions.

               (c)  Subsidiary Company Financings

     The Utility Subsidiaries will generally finance their operations on an exempt basis according to Rule 52(a) under the Act, and non-utility subsidiaries will generally rely on Rule 52(b). To the extent their financing is not exempt, the Utility Subsidiaries other than Niagara Mohawk will finance their operations in accordance with the authorization granted in the NEES Acquisition Order as extended through the Authorization Period. The NYPSC regulates the issuance by Niagara Mohawk of equity securities and debt with maturities greater than one year. Consequently, Niagara

----------------
54 The Intermediate Companies have received authorization to enter into certain currency derivatives with National Grid and other Intermediate Companies. See National Grid Group plc, Holding Co. Act Release No. 27445 (October 22, 2001). The authorization granted by the Commission in that order would continue to apply to the National Grid System after the NiMo Merger where National Grid takes the place of NGG as the top holding company in the National Grid System.
----------------

Mohawk requests authorization to issue to associate companies and third parties debt securities with maturities of one year or less in an aggregate amount outstanding at any one time not to exceed $1 billion.

     NiMo has requested that the Commission find that it continues to be an exempt holding company under Section 3(a)(1) of the Act. As a technical matter, however, NiMo will remain a subsidiary of a registered holding company. Applicants request authorization for NiMo to issue and sell securities, other than equity and convertible securities, to associate companies, but not NiMo's direct and indirect subsidiaries (other than special purpose financing subsidiaries), for the purpose of financing NiMo's existing business and its respective subsidiaries and future authorized or permitted businesses, provided, however, that the foregoing shall not restrict NiMo from issuing securities to its immediate parent company./55 Debt securities issued by NiMo would bear interest at the rates applicable to National Grid USA Group companies under the Best Rate Method described below. To the extent NiMo invests any funds in its FUCO subsidiary, CNP Limited or its subsidiaries, such amounts would be counted against the overall EWG and FUCO investment limits applicable to National Grid. All borrowings by NiMo would be unsecured, except that it may be guaranteed as provided in Item 1.E.3.(e) below.

     To provide increased flexibility to finance the operations of the National Grid USA Group, the Intermediate Companies and National Grid USA propose to issue and sell securities to: (1) direct and indirect parent companies, and; (2) NGG and its associate company subsidiaries (except that such companies would not purchase equity and convertible debt securities from the Intermediate Companies and National Grid USA)./56 The Intermediate Companies and National Grid USA also propose to acquire securities from their direct or indirect subsidiary

----------------
55 NiMo would not issue securities to third parties.

56 After the Restructuring, NGG will certify as a FUCO and become a holding company over National Grid Holdings, the current FUCO holding company in the National Grid System.
----------------
companies. In no case would the Intermediate Companies, National Grid USA or NiMo borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies. Further, the Intermediate Companies, National Grid USA or NiMo would not acquire equity or convertible securities from indirect subsidiaries if the result would be to create a minority interest in a public utility company unless otherwise authorized or permitted by the Commission. The Intermediate Companies would not issue securities to third parties. All borrowings by the Intermediate Companies would be unsecured, but may be guaranteed by National Grid or other Intermediate Companies. Debt offerings by the Intermediate Companies and National Grid USA would have short, medium and long-term maturities. Short-term debt would be less than one year in maturity, medium-term debt would have maturities up to 5 years, and long-term debt would have maturities up to 50 years.

     The proposed financing authority provides additional flexibility to structure financings within the National Grid System. From time-to-time, it is advantageous for an Intermediate Company or National Grid USA to borrow funds from the parent of its immediate parent (or a more remote company) or from an associate company on the FUCO side of the National Grid System./57 Such loans allow National Grid the flexibility to meet the short-term working capital requirements of National Grid USA and its subsidiaries where the funds could be raised at a lower cost by National Grid. When funds are needed on short notice, it is often easier from a financial/treasury management perspective to make loans directly to National Grid USA rather than through each Intermediate Company. The numerous board meetings and approvals necessary to fund capital needs through the Intermediate Companies can be time consuming and prevent the rapid funding of short-term capital needs. Loans from associate companies also allow more efficient use of surplus cash, minimizing having cash on deposit within the group when other group companies have external borrowings. The requested flexibility allows National Grid and National Grid USA to reduce the number of unused committed bank facilities while maintaining liquidity to meet working capital requirements. When unused bank facilities are eliminated the fees associated with maintaining the facilities are saved.

----------------
57 Such flexible financing authorization was provided by the Commission in National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).
----------------

     For reasons of economic efficiency, the terms and conditions of any financings between an Intermediate Company and its direct or indirect parent, or between an Intermediate Company and NGG or its associate company subsidiaries (i.e., the companies in the FUCO chain) will be on market terms. Financing on market terms assists National Grid to comply with U.K. tax regulations. Market rate financing assures that intercompany loans will not be used to transfer profits from one related entity to another. Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability. In all cases, however, the interest rates and maturity dates of any debt security issued by National Grid USA or NiMo to an associate company would be designed to parallel the lower of the effective cost of capital of National Grid or other available terms under the Best Rate Method, as explained below./58

     In practice, this means that for short-term loans from associate companies, the National Grid USA Group companies would incur interest at the rate, as published in the Wall Street Journal on the day of the borrowing (or the most recently published rate when borrowings occur on days when the Wall Street Journal is not published), for high grade 30-day commercial paper issued by major corporations and sold through dealers plus an "at cost" allocation of National Grid's funding costs. For medium and long-term loans to National Grid USA Group companies, unless there is a directly identifiable external borrowing intended to finance such company, National Grid would use a rate equal to the effective rate that National Grid would pay on the issuance of a comparable security in a competitive offering to nonaffiliated banks or other lenders.

     The interest rates paid by the National Grid USA Group companies on loans from National Grid and the other companies in the National Grid System should not result in an increase in the cost of capital used by the National Grid USA Group. If National Grid determines, however, that its lending rate is higher than the cost of funds a National Grid USA Group company would incur in a direct borrowing at that time from a nonassociate, the interest rate applied to National Grid USA Group borrowings would be based on that lower cost of funds. To the extent that a National Grid USA Group

----------------
58 Borrowings by an Intermediate Company, National Grid USA or NiMo would not be subject to Rule 52 because each is a holding company.
----------------
company borrows from any other associate company, the same terms would apply. Consequently, loans to the National Grid USA Group would be at a rate equal to or lower than National Grid's cost of funds, the cost of funds incurred by an associate company lender to a company in the National Grid USA Group, or the rate available to the respective National Grid USA Group company in a direct borrowing at that time from a nonassociate (the "Best Rate Method").

     National Grid would determine whether the lending rate in an associate company loan is equal to or lower than the rate available to a National Grid USA Group company in a direct borrowing from a nonassociate (i.e., a market rate), in much the same manner practiced by an independent bank. National Grid would take into account the nature of National Grid USA's business, or that of the individual subsidiary to be financed, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. National Grid would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, National Grid will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate would be determined.

     National Grid will report the amount and terms of borrowings by National Grid USA in the Rule 24 certificate filed by National Grid under the terms of the authorization in this application. See Item 1.H, infra. In addition, if a National Grid USA Group company borrows from an associate company on the FUCO side of the National Grid System the Rule 24 certificate will list a minimum of at least three other sources of funds and their rates and terms and, consistent with the procedure described above, provide a cost/benefit rationale explaining why funding from the FUCO associate was the best option.

     National Grid USA also requests authorization to issue debt securities to third parties through public or private offerings. Any such issuances will be limited to an aggregate amount outstanding at any one time of $500 million. All borrowings by National Grid USA would be unsecured.

               (d)  Money Pool

     National Grid requests authority to continue the operation of the Money Pool as previously authorized. In addition, Applicants propose that NiMo's current subsidiary companies, except for any EWG, FUCO or Exempt Telecommunications Company ("ETC"), be authorized to both lend to and borrow from the Money Pool under the same terms and conditions authorized in the NEES Acquisition Order. Applicants also propose that any newly-formed or acquired or currently non-participating National Grid subsidiary company, including EWGs, and FUCOs, but excluding ETCs, may participate in the Money Pool as a lender only. Applicants request that the Commission reserve jurisdiction over the participation of any newly-formed or acquired or currently non-participating National Grid subsidiary company as a Money Pool borrower pending completion of the record.

               (e)  Guarantees

     National Grid requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. In addition, authority is requested for the Nonutility Subsidiaries, up to an aggregate amount of $1 billion, to enter into similar arrangements with one another, to the extent such transactions are not exempt under Rule 45. Guarantees entered into by National Grid in support of the external obligations of Subsidiaries will be subject to a $2 billion limit (i.e., not included in the Aggregate Limit). Where National Grid assumes a guarantee previously issued by NGG, such assumption would not be counted as the issuance of a new guarantee. (In the NEES Acquisition Order, the Commission granted NGG authority to issue up to $2 billion in guarantees.) Certain guarantees may be in support of obligations that are not capable of exact quantification. In these cases, National Grid will determine the exposure under a guarantee for purposes of measuring compliance with the guarantee limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts.

     Each of the Intermediate Companies, National Grid USA and NiMo is also seeking authorization to issue guarantees and other forms of credit support to direct and indirect subsidiaries. Guarantees entered into by such companies in support of the external obligations of direct or indirect subsidiaries would be subject to a limit of $1 billion, calculated as stated above. The fee, if any, charged for any guaranty will not exceed the cost of obtaining the liquidity necessary to perform the guaranty for the period of time the guaranty remains outstanding.

               (f)  New System Financing Parameters

     National Grid proposes that the financing of the National Grid System be subject to new parameters designed to assure that all financings are consistent with the continued financial soundness of the National Grid System. In place of the financing parameters from the NEES Acquisition Order described in Item 1.E.1. above, National Grid proposes that, as applicable, the following conditions would apply to all National Grid System financings that are the subject of this Application:

     1. Any long-term debt or preferred stock issued by National Grid in a public offering will, when issued, be rated investment grade by a nationally recognized statistical rating organization;

     2. National Grid will maintain common stock equity/59 as a percentage of total capitalization,/60 measured on a book value US GAAP basis, of at least 28.5% or above at the time of the closing of the Merger and thereafter, and 30% or above by March 31, 2002;

     3. National Grid USA, on a consolidated basis, and National Grid USA's electric utility subsidiaries, on an individual basis except as noted below, would maintain common stock equity of at least 30% of total capitalization. In addition, if such companies issue long-term debt or preferred stock in a public offering subject to Commission authorization such securities would, when issued, be rated investment grade by a nationally recognized statistical rating organization;

     4. The cost of money on National Grid's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets

----------------
59 Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

60 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.
----------------
in a competitive offering by an issuer of such securities with National Grid's credit rating;

     5. For Utility Subsidiaries requesting authority to issue debt under this Application (Niagara Mohawk, Mass. Electric, Nantucket, Narragansett, NEPCO and Mass Hydro), the cost of money on debt securities issued to third parties would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with the respective Utility Subsidiary's credit rating.

     6. The cost of money on National Grid USA's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid USA's credit rating;

     7. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued.

     The Utility Subsidiaries that will be part of the National Grid system post-Merger, their financing authorizations and their commitments to comply with the 30% minimum equity standard are summarized below:

----------------------- --------------------- -------------------- --------------------- --------------------
Utility Subsidiary      Principal Activity    Status Under 30%     Existing or           Notes
                                              Minimum Common       Requested
                                              Equity Standard      Short-Term Debt
                                                                   Authorization
----------------------- --------------------- -------------------- --------------------- --------------------
Niagara Mohawk/61       electric              Will maintain 30%.   $1 billion            Other than
                        transmission &                             requested.            short-term, will
                        distribution, gas                                                rely on Rule 52.
                        distribution
----------------------- --------------------- -------------------- --------------------- --------------------
Massachusetts           electric              Will maintain 30%    $275 MM/63            Other than
Electric Co.  ("Mass.   distribution          on a combined                              short-term, will
Electric")                                    basis with                                 rely on Rule 52.
                                              Nantucket./62
----------------------- --------------------- -------------------- --------------------- --------------------


----------------
61 As of September 30, 2001, Niagara Mohawk's capital structure was: (a)
long-term debt, 58.1%; (b) short-term debt 7.2% (c) preferred stock, 5.9%, common equity, 28.8%. It is possible that Niagara Mohawk may enter into a transaction to securitize its stranded cost regulatory asset. The effect of such securitization would not be included for purposes of calculating compliance with any equity capitalization commitment if the securitization was authorized by the
NYPSC.

62 Mass. Electric and Nantucket are combined to calculate the 30% minimum common equity ratio.

63 National Grid USA, Holding Co. Act Release No. 27381 (April 19, 2001).
----------------


                                       55



----------------------- --------------------- -------------------- --------------------- --------------------
Nantucket Electric      electric              Will maintain 30%    $6 MM/64              Other than
Co. ("Nantucket")       distribution          on a combined                              short-term, will
                                              basis with Mass.                           rely on Rule 52.
                                              Electric.
----------------------- --------------------- -------------------- --------------------- --------------------
The Narragansett        electric              Will maintain 30%.   $145 MM/65            Other than
Electric Co.            distribution                                                     short-term, will
                                                                                         rely on Rule 52.
----------------------- --------------------- -------------------- --------------------- --------------------
Granite State           electric              Will maintain 30%.   --                    Will rely on Rule
Electric Co.            distribution                                                     52 for all
                                                                                         borrowings.
----------------------- --------------------- -------------------- --------------------- --------------------
New England Power Co.   electric              Will maintain 30%.   $750 MM/66            Other than
("NEPCO")               transmission                                                     short-term, will
                        operations, power                                                rely on Rule 52.
                        marketing
----------------------- --------------------- -------------------- --------------------- --------------------
New England Electric    electric              Will not maintain    --                    Will rely on Rule
Transmission Corp.      transmission          30%./67                                    52 for all
("NEET")                                                                                 borrowings.
----------------------- --------------------- -------------------- --------------------- --------------------
New England             electric              Will maintain 30%.   --                    Will rely on Rule
Hydro-Transmission      transmission                                                     52 for all
Corp. ("NH Hydro")                                                                       borrowings.
----------------------- --------------------- -------------------- --------------------- --------------------


----------------
64 Id.

65 Id.

66 New England Electric System, Holding Co. Act Release No. 26881 (June 2,
1998).

67 NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection and six miles of high voltage DC transmission line in New
Hampshire. The facilities are financed with a high level of debt on a project basis. The New England utilities participating in Phase 1 are responsible for the full costs of the facilities under a support agreement. It would be disruptive and economically inappropriate to refinance the facilities with additional equity since that would increase the cost of operating the facility.
----------------


                                       56



----------------------- --------------------- -------------------- --------------------- --------------------
New England             electric              Will maintain        $25 MM/68             Other than short
Hydro-Transmission      transmission          30%.                                       term will rely on
Electric Corp.                                                                           Rule 52.
("Mass. Hydro")
----------------------- --------------------- -------------------- --------------------- --------------------
Vermont Yankee          nuclear plant         Will not maintain    --                    --
Nuclear Power Corp.     operations            30%./69
("Vermont Yankee")
----------------------- --------------------- -------------------- --------------------- --------------------

               (g)  Payment of Dividends Out of Capital or Unearned Surplus

     National Grid proposes to acquire NiMo shares at a premium of approximately 37%, relative to the closing price of NiMo shares on September 1, 2000. Because the conditions for pooling of interest accounting are not met in this transaction, the purchase accounting method applies. Under GAAP, the purchase accounting method requires the premium, together with transaction costs, to be recorded as goodwill on the acquired company's accounts./70 In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, National Grid plans to "push down" and allocate the goodwill among Niagara Mohawk and the other NiMo subsidiary companies. This approach is fully consistent with National Grid's accounting for the NEES acquisition and National Grid USA's acquisition of EUA, both recently approved by the Commission, as well as US GAAP and FERC precedent. National Grid expects to account for the goodwill under FASB 142, "Goodwill and Intangible Assets." Under these standards goodwill would not

----------------
68 New England Electric System, Holding Co. Act Release No. 26768 (October 29,
1997).

69 Vermont Yankee, the licensed operator of the Vermont Yankee nuclear facility, is 20% owned by NEPCO. Given National Grid's inability to control the capital structure of Vermont Yankee, Applicants cannot commit to maintaining a minimum common equity level in Vermont Yankee.

70 Goodwill is the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets and the sum of (1) the total consideration paid for NiMo, and (2) the fair value of the liabilities assumed.
----------------
be amortized against earnings. Instead, goodwill would be reviewed for impairment and written down and expensed only in a period in which the goodwill recorded value exceeded its fair value.

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of NiMo and its subsidiaries, including Niagara Mohawk, will be eliminated and the value of the goodwill will be reflected as additional paid-in-capital in their financial statements. These accounting practices will leave NiMo and its subsidiaries without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet. Consequently, Niagara Mohawk requests authorization to pay dividends or to acquire, retire or redeem its securities using its capital or unearned surplus as described below. Applicants also request that NiMo and its nonutility subsidiaries be permitted to pay dividends or to acquire, retire or redeem their securities without restriction as permitted by applicable state and corporate law or applicable financing covenants. In the discussion below, the term "dividends" refers broadly to payments in the form of dividends or the acquisition, retirement or redemption of securities of the issuer.

     In addition, Applicants request that the Commission eliminate the restriction in the NEES Acquisition Order limiting the payment of dividends by the U.S. Utility Subsidiaries to 80% of their post-NEES merger Gross Earnings, based on a rolling 5-year average. The restriction is unnecessary in light of the continuing commitment regarding minimum equity capitalization that would apply to such companies./71

     To allow Niagara Mohawk to pay dividends after the Merger, Applicants propose that Niagara Mohawk will limit dividends paid on its common stock to an amount equal to its retained earnings prior to the Merger plus earnings after

----------------
71 See Item 1.E.3.(f) above.
----------------
the Merger adjusted to add back amounts attributable to the write down of goodwill (a non-cash item) ("Income Available for Dividends"). Consequently, Income Available for Dividends will reflect Niagara Mohawk's income before the deduction for goodwill impairment. In addition, Income Available for Dividends would be calculated by excluding non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. In the future, Niagara Mohawk may seek to pay further dividends to distribute cash obtained in connection with major transactions, such as asset sales, divestitures or securitization transactions or for the purpose of reducing Niagara Mohawk's capital ratio to a level appropriate to its business risk. Niagara Mohawk proposes to pay such additional dividends only up to the proceeds of such transactions. No dividends would be paid out of Niagara Mohawk's paid in capital accounts unless Niagara Mohawk has an investment grade credit rating for its debt./72

     In determining whether to permit a registered holding company subsidiary to pay dividends out of capital surplus, the Commission reviews various factors indicative of the financial condition of the company and, generally, whether the proposed dividends would be appropriate in the public interest. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000).

     Niagara Mohawk is forecast to have sufficient cash to pay dividends in the amounts contemplated. As of September 30, 2001, Niagara Mohawk had cash balances

----------------
72 Niagara Mohawk's long-term senior outstanding debt would maintain an investment grade rating from at least one of the major credit rating agencies.
----------------
of $436 million. Applicants anticipate that Niagara Mohawk's cash flow from operations after the Merger will improve and "income available for dividends" should be adequate to support the requested dividend authorization and to meet Niagara Mohawk's operating needs. In addition, the amortization of goodwill is a non-cash expense that will not affect the cash flow of Niagara Mohawk.

     Consumer interests will also be protected since the accounting for the Merger will not affect Niagara Mohawk's historical rate base. As a result of "push down" accounting, for FERC and state commission reporting purposes, goodwill will be recorded in Niagara Mohawk's books in a manner that leaves the original historical basis of Niagara Mohawk's assets undisturbed.

     The proposed dividend payments are also in the interest of investors and the public because they allow the capital structure of Niagara Mohawk to be adjusted to more appropriate levels of debt and equity consistent with the maintenance of Niagara Mohawk's sound financial condition. The NYPSC's on-going monitoring of Niagara Mohawk's dividend policy also will ensure that the requested authority is appropriate and in the public interest.

               (h)  Tax Allocation Agreement

     In the NEES Acquisition Order, the Commission authorized NGGP and the National Grid USA Group to enter into an agreement to allocate consolidated taxes. The agreement permitted NGGP to retain the value of the tax deduction associated with the debt incurred by NGG to finance the NEES and EUA acquisitions. Applicants propose to amend the National Grid USA Group tax allocation agreement to add NiMo and its subsidiaries as members. Consistent with the relief granted in the NEES Acquisition Order, Applicants request that the Commission authorize NGGP, its direct subsidiary, National Grid Holdings Inc. ("NG Holdings"), or its agent, a direct special purpose subsidiary, (collectively, "NGGP"), to retain: (a) the value of the tax deduction associated with the debt incurred by National Grid to finance the Merger and; (b) the value of deductions for merger and acquisition related expenses that are prohibited from being charged or allocated to National Grid USA's subsidiaries (collectively, the "Tax

Benefits")./73 Such merger and acquisition related expenses include various costs allocated to merger and acquisition projects that failed to result in a completed transaction. Applicants request that the Commission reserve jurisdiction over the retention of the value of the expenses described in (b) above, until the record is complete with respect to this matter.

     The Tax Allocation Agreement provides for the retention by NGGP of the Tax Benefits, rather than the allocation of such Tax Benefits to subsidiary companies without payment as would otherwise be required by Rule 45(c)(5). The form of proposed Tax Allocation Agreement is attached as Exhibit Q-1. If not reinvested in National Grid USA or another business, National Grid expects that funds retained by NGGP under the tax allocation agreement will flow up the chain of Intermediate Companies to National Grid through dividends, interest payments, share repurchases and the repayment of principal.

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

          The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax,

----------------
73 The NEES Acquisition Order provides that "charges associated with future mergers and acquisitions may be allocated to NEES [now, National Grid USA] and/or to other National Grid Group companies, but not to the NEES Subsidiaries." NEES Acquisition Order Appendix C at C-2. Because these charges are not borne by the subsidiaries they are in all relevant respects equivalent to the acquisition-related debt interest expense.
----------------
          according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added.)

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company (i.e., NGGP) is seeking only to receive payment for Tax Benefits that have been generated by it, in the limited and discrete circumstances where the benefits arose in connection with acquisition-related debt and merger and acquisition expenses, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act. It is also important to note that the tax allocation agreement provides that "under no circumstances shall the amount of tax allocated to a Member exceed its separate tax liability." Consequently, the National Grid USA group is effectively insulated from the financial abuses targeted by the Act. For these reasons, the Applicants request that the Commission approve the Tax Allocation Agreement. A memorandum included as Exhibit Q-2 to the Application provides further arguments in support of the proposed tax allocation relief.

          (i)  Changes in Capital Stock of Subsidiaries

     The NEES Acquisition Order authorized Applicants to increase the amount or change the terms of the authorized capital securities of National Grid USA, its subsidiaries and the Intermediate Companies, without additional Commission approval./74 The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants request that this authorization extend to NiMo and its wholly-owned subsidiaries. The changes to capital stock would affect only the manner in which financing is conducted by those companies and would not alter any of the terms or limits proposed in this Application or prior Commission orders.

          (j)  Financing Entities

     The NEES Acquisition Order authorized NGG, the Intermediate Companies and the National Grid USA Group to organize financing entities for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Applicants request authorization for NiMo and its subsidiaries to organize and employ financing entities in the same manner as authorized in the NEES Acquisition Order. Any amounts issued by financing entities to third parties pursuant to the Commission's authorization will count against any applicable limits for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not count against any financing or guarantee limits. If financing entities organized by National Grid, National Grid USA or the Utility Subsidiaries, except NEET and Vermont Yankee, issue long-term debt or preferred stock in a public offering, such securities would, when issued, be rated investment grade by a

----------------
74 Applicants requested that the Commission reserve jurisdiction over changes to the capital stock of National Grid USA and any of its subsidiary companies that is not wholly-owned directly or indirectly by National Grid.
----------------
nationally recognized statistical rating organization.

     (k) EWG-FUCO Financing Limits

     National Grid may use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs. Under Rule 53, in determining whether to approve the issue or sale of a security by National Grid to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate that the proposed EWG and FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2001 was $3,092 million./75 As of September 30, 2001, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,533 million. Consequently, National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 88% as of September 30, 2001. In the NEES Acquisition Order, National Grid was authorized to finance additional EWG and FUCO investments and operations up to a total aggregate investment of $4.406 billion at any one time.

     National Grid now proposes to succeed to the authority previously granted to NGG. National Grid proposes to increase its authority to issue and sell securities for the purpose of financing investments in EWGs and FUCOs to $5.406 billion at any one time outstanding during the Authorization period. Any new investment through CNP

----------------
75 Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment. In its Certificate of Notification filed on November 28, 2001, NGG reported an aggregate investment in EWGs and FUCOs as of September 30, 2001 of $4,572 million. This figure was calculated based on the equity method of accounting and differs from the historical cost of National Grid's EWG and FUCO investments that is presented here. National Grid will file an amended Certificate of Notification shortly to report the aggregate investment in EWGs and FUCOs in accordance with the historical cost procedure set forth in Rule 53.
----------------

Limited and its subsidiaries, except the transactions in progress described in this Application, will count against the proposed limit on investment in EWGs and FUCOs.

     Currently and post-Merger, the conditions of Rule 53(c) will be satisfied. The soundness of National Grid's security structure is demonstrated by its high credit rating. Consistent with the maintenance of investment grade status, National Grid expects to have a post-Merger long-term debt credit rating of A./76 National Grid's capitalization is currently sound and should continue to be sound post-Merger. National Grid's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below. The capital structure of the combined system post-Merger is shown in a table in Item 1.C.4.

------------------------- --------------------------- ----------------------- ------------------------------
     National Grid              March 31, 1999            March 31, 2000           September 30, 2001
         as at:
------------------------- --------------------------- ----------------------- ------------------------------
                             ($ mm)          (%)        ($ mm)       (%)          ($ mm)           (%)
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Debt, preferred stock             3,676         60.3       6,120        62.0            5,936         59.1%
and minority interests
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Common stock equity               2,416         39.7       3,753        38.0            4,106         40.9%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Total                             6,092         100%       9,874        100%           10,042          100%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------

     National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:


----------------
76 National Grid is currently on credit watch and it expects to have a post-Merger long term credit rating from Moody's and Standard and Poor's in the single A band.
----------------

--------------------------------------------------------------------------------------------------------
                                             Market to Book Value
--------------------------------------------------------------------------------------------------------
As at:              Mar. 31, 1998     Mar. 31, 1999   Mar. 31, 2000    Mar. 31, 2001     Sept. 30, 2001
------------------ ----------------- ---------------- -------------- ------------------ -----------------
                         $mm               $mm             $mm              $mm               $mm
------------------ ----------------- ---------------- -------------- ------------------ -----------------
Market value of               8,552           11,084         13,611             11,468             9,399
equity
------------------ ----------------- ---------------- -------------- ------------------ -----------------
Book value of                 1,022            2,416          3,753              4,146             4,106
equity (under
U.S. GAAP)
------------------ ----------------- ---------------- -------------- ------------------ -----------------
Ratio of market                8.4x             4.6x           3.6x               2.8x              2.3x
to book value
(times)
------------------ ----------------- ---------------- -------------- ------------------ -----------------



--------------------------------------------------------------------------------------------------------
                              Price/Earnings Ratios
--------------------------------------------------------------------------------------------------------
As at:                 Mar. 31, 1998    Mar. 31, 1999      Mar. 31, 2000    Mar. 31, 2001   Sept. 30,
                                                                                               2001
---------------------- -------------- ------------------ ------------------ -------------- -------------
                             $                $                  $                $             $
---------------------- -------------- ------------------ ------------------ -------------- -------------
Basic earnings per
share (U.S. GAAP)/77            0.52               1.13               1.10           0.78          0.27
---------------------- -------------- ------------------ ------------------ -------------- -------------
Ratio of price to
earnings                       11.2x               6.6x               8.4x           9.9x         23.4x
---------------------- -------------- ------------------ ------------------ -------------- -------------

     The recent growth in National Grid's retained earnings and consolidated common stock equity is shown below:


----------------
77 Unadjusted for the net income arising on the sale of Energis plc ("Energis") shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in NGG's interest in Energis in the year ended March 31, 1998 of $184.5 million.
----------------

--------------------- --------------- --------------- ----------------- --------- --------- ------------------
As at:                Mar. 31, 1997   Mar. 31, 1998    Mar. 31, 1999       Mar.      Mar.       Sept. 30, 2001
                                                                        31, 2000  31, 2001
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
                           $mm             $mm              $mm              $mm    $mm            $mm
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Capital stock                    283             286               287       280       248                257
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Paid-in-capital                  304             384               407       440       393                421
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Treasury stock                     0            (17)              (18)      (26)      (14)                (7)
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Retained earnings              1,252             369             1,740     3,060     3,520              3,436
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Shareholder's equity           1,839           1,022             2,416     3,753     4,146              4,106
--------------------- --------------- --------------- ----------------- --------- --------- ------------------
Growth per period                 __        (44)%/78              136%       55%       10%                -1%
--------------------- --------------------------------------------------------------------- ------------------
Growth rate over                                                                                         123%
last 4.5 years
---------------------                                                                       ------------------
Annualized growth                                                                                         20%
rate
--------------------- --------------------------------------------------------------------- ------------------

     These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable. Applicants also incorporate by reference to their previous financing application (SEC File No. 70-9519) the extensive discussion of National Grid's experience operating foreign utility properties and its thorough and disciplined foreign project investment review process.

     In addition, Applicants note that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically: (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the two most recent

----------------
78 A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.
----------------
semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods,/79 and; (3) in the past fiscal year, National Grid has not reported operating losses attributable to its aggregate direct or indirect investments in EWGs and FUCOs. Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the NEES Acquisition Order.

     Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. National Grid currently has no assets that would need to be written down under SFAS 121. No assets with respect to any FUCOs currently owned (directly or indirectly) by National Grid are expected to require a write down under SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period. Consequently, the conditions of Rule 53(c)(1) are satisfied.

     Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more of such utility subsidiaries to protect such public utility companies or such customers.

     The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by the proposed level of investment is well-supported by the following:

     (a) All of National Grid's investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide

----------------
79 Although Rule 53 specifies quarterly periods, National Grid does not prepare accounts with this frequency. If the substantial gains that NGG has earned in the past two years from its Energis shareholding are not repeated in the current year, average consolidated retained earnings may decrease.
----------------
financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries will continue to have financial facilities in place that adequately support their operations.

     (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed post-Restructuring by NGG (as a FUCO) and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by National Grid, NGG, National Grid Holdings or their subsidiary companies. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

     (d) In connection with the NEES acquisition National Grid obtained statements from State commissions under Rule 53./80 Applicants understand that the Commission has received letters from the NYPSC, the Vermont Public Service Board, the Rhode Island Public Utilities Commission, the Massachusetts Department of Telecommunications and Energy and the New Hampshire Public Utility Commission stating that the proposed investments would not have an adverse effect on the National Grid utility subsidiaries subject to their jurisdiction or customers, and stated explicitly or by implication, on the state commissions' regulatory ability to protect the utility

----------------
80 See SEC File No. 70-9473, Exhibits, D-3.2, D-5.3, D-6.2, D-7.2, and D-8,
orders or certifications from the Massachusetts, New Hampshire, Vermont, Connecticut, and Rhode Island utility regulatory commissions.
----------------
subsidiary or its customers. The letter from the New Hampshire Public Utility Commission limited its comments to National Grid's Proposed Investments in FUCOs, and noted National Grid's representation that it did not intend to invest in EWGs. National requests that the commission reserve jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs pending completion of the record.

     (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's EWG and FUCO investments on National Grid's financial condition.

     Consequently, the conditions of Rule 53(c)(2) are satisfied.

     F.   Intra-System Service Transactions

     The NEES Acquisition Order authorized the continuation of the former New England Power Service Company (since renamed National Grid USA Service Company) as the new service company for the National Grid USA Group. In addition, the NEES Acquisition Order authorized National Grid Company to provide certain services to the National Grid USA group in accordance with Section 13 of the Act and the rules thereunder. Applicants now propose that NiMo and its subsidiaries would enter into service agreements with National Grid USA Service Company and receive the same services that current members of the National Grid USA Group receive from National Grid USA Service Company and National Grid Company./81 This affiliate service relationship will follow in all material respects the authorization granted in the NEES Acquisition Order. National Grid USA Service Company will continue to be operated in accordance with the policies and procedures manual previously filed, and the service agreements entered into between National Grid USA Service Company and NiMo and its subsidiaries would be in the same form as those entered into by the current National Grid USA Group./82

----------------
81 It is unlikely that a significant level of services will be performed for CNP Limited and its subsidiaries.

82 National Grid has received the Reports of the Staff of the Office of Public Utility Regulation, Division of Investment Management, U.S. Securities and Exchange Commission; (1) PUHCA Staff Examination Instructional Manual and (2) Staff Recommendations and Examination Findings of Service Companies (June 2001). National Grid will review the specific examination findings and recommendations presented in the Staff's Recommendations and Examination Findings of Service Companies Report to determine whether the operating practices of National Grid USA Service Company require modification. If operating practice modifications are determined to be necessary, the employees of National Grid USA Service Company will receive additional instruction and training as appropriate.
----------------

     G.   Nonutility Reorganizations

     Applicants propose to restructure the Nonutility Subsidiaries from time to time as may be necessary or appropriate in the furtherance of the National Grid System's authorized nonutility activities. To that end, National Grid requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Reorganizations could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the National Grid System's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the National Grid System associates and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the National Grid System to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which National Grid, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the National Grid System is authorized, whether by statute, rule, regulation or order, to engage in those businesses. National Grid does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the National Grid System into a new, unauthorized line of business.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Rule 58 Subsidiaries, ETCs or other non-exempt nonutility subsidiaries as permitted or authorized by the Commission. Applicants expect that as a general matter all EWG and FUCO operations would be conducted under NGG after the Restructuring.

Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the nonutility subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National Grid requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at cost in accordance with Section 13 of the Act and the rules thereunder.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will be limited to personnel, accounting, engineering, legal, financial, and other support activities necessary to manage National Grid's investments in Nonutility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Rule 58 Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by National Grid and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) to minimize National Grid's exposure to taxes; (7) to further insulate National Grid and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by National Grid from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that National Grid provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any Rule 58 Subsidiary, the amount of such funds or guarantees will be included in National Grid's "aggregate investment" in such entities, as calculated in accordance with Rule 58.

     H.   Certificates of Notification

     Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid must prepare and publish consolidated financial information semi-annually. In addition, semiannual financial reporting is consistent with National Grid's ADR listing on the New York Stock Exchange. Due to National Grid's extensive foreign holdings, it would entail significant additional work and expense for National Grid to prepare consolidated financial statements on a quarterly basis. In that regard, in the interest of maintaining the consistent presentation of financial information, Applicants propose that their Form U5S filings will comprise National Grid's consolidated financial statements in the format required by Form 20-F, i.e., U.K. GAAP format with reconciliations to U.S. GAAP. In addition, Applicants propose to include in their Form U5S filings: (1) U.S. GAAP financial statements for all the companies in the National

Grid USA Group, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) NGG, on a consolidated basis, (b) any subsequently acquired FUCO, and (c) the Intermediate Companies. Amounts included in Form U5S filings will be stated in U.S. dollars. National Grid will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies, in English, as the Commission may request.

     In the NEES Acquisition Order, the Commission granted an exemption from Rule 26(a)(1) under the Act regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption applied only to existing subsidiaries of National Grid Holdings Ltd, (the National Grid System's FUCO) that are organized outside the U.S. New foreign subsidiaries that engage in foreign utility operations were required to maintain their financial statements in accordance with U.S. GAAP or reconcile the financial statements to U.S. GAAP in the manner required by Form 20-F. National Grid or the new foreign subsidiary would also file Form U-57. This exemption would remain in effect post-Merger.

     Consistent with and as a substitute for the current reporting obligations of the National Grid System under the NEES Acquisition Order and the supplemental financing order issued October 12, 2001,/83 National Grid proposes to provide the information listed below in its semi-annual Rule 24 certificates. The Rule 24 certificates will be provided to the Commission within 90 days after the end of National Grid's fiscal year and within 60 days of the end of its second fiscal quarter.

     a. The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

     b. The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

----------------
83 National Grid Group plc, Holding Co. Act Release No. 27455 (October 22,
2001).
----------------

     c. National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

     d. The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the order in this application;

     e. A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, with the acquiring company identified and a brief explanation of the procedures followed to determined the market rate of interest charged, as applicable;

     f. The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period;/84

     g. The amount and terms of any nonexempt financings consummated during the period by any Utility Subsidiary during the reporting period;

     h. The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period;/85

     i. A retained earnings analysis of each company in the National Grid USA Group detailing Gross Earnings (as defined in the NEES Acquisition Order) or income available for dividends, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period;

     j. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, NGG,

----------------
84 This reporting requirement would replace the one in File No. 70-9089. See New England Electric System, Holding Co. Act Release No. 26768 (Oct. 29, 1997) as supplemented in Holding Co. Act Releases 26811 (June 2, 1998), 27381 (April 19,
2001) and 27414, (June 6, 2001).

85 Applicants request that the Commission waive the requirement that National Grid file Form U-6B-2 on the basis that National Grid will be providing substantially similar information to the Commission on a regular basis in its certificates under Rule 24.
----------------
          each Intermediate Company, and each company in the National Grid USA Group;

     k. If any National Grid USA Group company borrows from an associate company on the FUCO side of the National Grid System, National Grid will; (1) list a minimum of three other sources of funds and their rates and terms, and (2) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option;

     l. An identification of any entity or entities established during the reporting period directly or indirectly by National Grid under the authorization provided herein, the business purpose of such entity, the significant assets held by such entity and the owners of such entity with percentage interests provided;

     m. Paper copies of National Grid's filings of Form 20-F and semiannual reports to shareholders; and

     n. As applicable, all amounts shall be expressed in U.K. Pounds and converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds in financial statements or tables are accompanied by parallel columns showing dollar amounts.

     National Grid also proposes to provide the following supplemental information in its annual Form U5S filing. This supplemental information replaces the supplemental Form U5S information required in the NEES Acquisition
Order:

          1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by NGGP or NG Holdings, or their special purpose subsidiaries: (a) as a result of any acquisition-related debt; (b) other merger or acquisition-related expense; and (c) as a result of any other income source or expense;

          2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing the interest costs and any assumptions used in the calculation;

          3. A description of how any acquisition-related funding is effected through all Intermediate Companies;

          4. A description of the amount and character of any payments made by each Intermediate Company to any other National Grid System company during the reporting period; and

          5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.

     In connection with the registration of National Grid and any newly-organized Intermediate Companies, Applicants request under Section 5(b) of the Act and Rule 20(a)(3) that the Commission authorize National Grid to substitute its next annual report of the registered holding company system on Form U5S in place of the requirement to file a registration statement on Form U5B. As a result of the Restructuring, National Grid will merely step into the shoes of NGG, consequently, an additional filing on Form U5B is not necessary to provide the Commission with comprehensive information about the National Grid System. The Commission currently has extensive information at its disposal and will obtain updated information through periodic filings. Form U5B was submitted on July 13, 2000 in connection with the registration of NGG and Form U5S was filed by NGG on July 26, 2001 and will be filed annually thereafter by National Grid. These documents, National Grid's Form 20-F filings, the Rule 24 certificates and the information contained in this Application provide all information necessary for the Commission to fully regulate the National Grid System under the Act.

Item 2. Fees, Commissions and Expenses

     National Grid expects to pay or incur approximately $24.9 million in aggregate fees, commissions and expenses, directly or indirectly, in connection with the

Merger and Restructuring. The estimated fees, commissions and expenses are set forth below by category.

        Category of Fee or Expense              $ millions

     Financial advisors                             12.5

     Legal advisors                                  5.8

     Other advisors and consultants                  2.0

     Accountants                                     1.6

     Miscellaneous costs                             3.0

     Total                                          24.9

     The amounts set forth above do not include fees associated with National Grid's listing in connection with the Restructuring since those fees were reported in National Grid's application for proxy solicitation authorization in SEC File No. 70-9773. The estimated fees and expenses also do not include fees associated with the financing authorization sought herein, other than Merger-related financing, since these fees have not been incurred to date and are unknown at this time. Fees and expenses that may be incurred in connection with future financing transactions entered into during the Authorization Period are extremely difficult to accurately estimate since specific financing plans have not been made at this time.

     Nevertheless, the fees and expenses expected to be incurred in the financing transactions that will be conducted under the authorization proposed herein will be consistent with market terms at the time of issuance. As set forth in Item 1.E.3.(f) above, the cost of funds in debt or preferred stock financings by National Grid or National Grid USA "would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid [or National Grid USA's] credit rating." The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security also would not exceed 5% of the principal or total amount of the security being issued.

Item 3. Applicable Statutory Provisions

     A.   Applicable Provisions

     The proposed transactions are subject to Sections 3(a)(1), 5, 6(a), 7, 9(a), 10, 12 and 13 of the Act and Rules 20, 26, 42, 43, 45, 52, 53, 54 and 88
thereunder.

     B.   Legal Analysis

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     NGG is currently the beneficial owner of 100% of the voting stock of seven public utility companies. Niagara Mohawk is also a public utility company as defined in Section 2(a)(5) of the Act. Because National Grid will, as a result of the Merger and the Restructuring, own more than five percent of the outstanding voting securities of an additional public utility company, National Grid must obtain the approval of the Commission for the acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in determining whether to approve the proposed acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As described below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act.

          1.   Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a)(2) unless the

Commission finds that:

          such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

               a.   Section 10(b)(1)

                    i.   Interlocking Relations

     Under Section 10(b)(1), the Commission shall approve an acquisition unless the Commission finds that "such acquisition will tend towards interlocking relations. . . ." By its nature, any merger of previously unrelated companies results in new links and relations between the companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies./86

     National Grid's purchase of NiMo is motivated by operating efficiencies and does not create the type of interlocking relations prohibited by Section 10(b)(1). For a period of two years after the Merger, NiMo's current Chairman and CEO, William E.

----------------
86 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").
----------------

Davis, will serve as Chairman of National Grid USA. In addition, two other current executive officers of NiMo will serve on the board of directors of National Grid USA. National Grid will also take the actions necessary to appoint NiMo's CEO and one additional outside member of the board of directors of NiMo/87 to serve on National Grid's board of directors after the Merger.

     In addition, NiMo will be connected to the National Grid USA group through the National Grid USA Service Company. Like the present National Grid USA subsidiaries, NiMo and its subsidiaries will contract with National Grid USA Service Company for various administrative and operational services. Through the common provision of services, critical resources, expertise, and best practices will be shared and coordinated among the group companies. These arrangements and the representation of NiMo on the National Grid and National Grid USA boards are necessary to integrate NiMo fully into the National Grid System and to promote group-wide policies and practices for the efficient operation of the combined system. Such overlap is, therefore, in the public interest and in the interest of investors and consumers.

                    ii.  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", and to avoid "an excess of concentration and bigness" while preserving opportunities for the "economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and the generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968). National Grid's acquisition of NiMo will not result in a "huge system" and will avoid the "excess of concentration and bigness" which Section 10(b)(1) seeks to prevent. The National Grid System will be smaller than many other systems that have been approved by the

----------------
87 Applicants anticipate that Dr. Bonnie Hill will serve as the outside director.
----------------


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


Commission.

     The Commission has approved acquisitions involving registered holding companies with much larger public utility systems. See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000); and Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000) supplemented by Holding Co. Act Release No. 27259 (Oct. 20,
2000). As the table below shows, after the Merger, National Grid will be smaller than several other registered holding companies. The table compares National Grid and NiMo combined on a pro forma basis to Southern Company, American Electric Power Company, Exelon Corp., Entergy, and Xcel Energy Inc.; all large registered holding companies.

---------------------- ---------------- -------------------- ------------------
Company/88              Total Assets     Operating Revenues   Customers
                       (000s)           (000s)
---------------------- ---------------- -------------------- ------------------
AEP                    54,548,000       13,694,000           4,893,000
---------------------- ---------------- -------------------- ------------------
Exelon Corp            34,597,000       7,499,000            5,425,001
---------------------- ---------------- -------------------- ------------------
Southern Company       31,362,000       10,066,000           3,944,000
---------------------- ---------------- -------------------- ------------------
National Grid/NiMo/89   27,099,000       10,548,000           3,392,000
---------------------- ---------------- -------------------- ------------------
Entergy                25,565,227       10,016,148           2,795,000
---------------------- ---------------- -------------------- ------------------
Xcel Energy            21,768,843       11,591,796           4,801,139
---------------------- ---------------- -------------------- ------------------

     Overall, National Grid's acquisition of NiMo will not create a "complex and irrational system," but will create a company focused on reliability, competitive pricing and high quality customer service. The larger size of the combined company will provide opportunities to eliminate duplicate facilities and generally achieve the benefits of economies of scale and more efficient operations. Among other things, the acquisition is expected to yield labor cost savings, corporate, administrative and purchasing savings, and purchased power savings. The expected economies and efficiencies from the

----------------
88 Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935, updated August 1, 2001 (information provided is for the fiscal year ended in 2000).

89 Pro forma information as of and for the 12 months ended September 30, 2001.
----------------


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


combined utility operations are described in greater detail in the discussion of the standards of Section 10(c)(2) of the Act in Item 3.B.2.ii below.

     Finally, Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. As the Commission noted in Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to customers." National Grid and NiMo have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act") describing the effects of the acquisition on competition in the relevant market and the applicable waiting period under the HSR Act has terminated.

     The competitive impact of the acquisition has also been fully considered by FERC in proceedings under Section 203 of the Federal Power Act. As described in its Merger Policy Statement, the FERC evaluates the competitive effects of a proposed merger before deciding whether to approve the merger as "consistent with the public interest," the applicable standard of review./90 In particular, under the Merger Policy Statement the FERC considers whether a merger has an adverse effect on (1) competition in any market, (2) customer rates, and (3) the effectiveness of regulation.

     Applicants FERC application demonstrated that all the tests in the Merger Policy Statement are satisfied and that the acquisition is in the public interest. Included in the FERC application is the declaration of Dr. Henry J. Kahwaty, Senior Managing Economist at the Law and Economics Consulting Group, demonstrating that the acquisition will not have an adverse effect on competition. As Dr. Kahwaty's testimony shows, the markets in New England and New York in which the Applicants operate are relatively unconcentrated as a result of industry restructuring and related generation asset divestitures. As a result of prior divestitures, Applicants own limited generation assets and are in the process of selling their remaining generation assets. Consequently, the acquisition's effect on competition in the horizontal generation market is weak.

----------------
90 16 U.S.C. ss824b(a). The factors that FERC focuses on in making this public interest determination are set out in its Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68, 595 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997) ("Merger Policy Statement").
----------------

     The acquisition also does not have a significant effect on vertical market power as a result of control over transmission, the siting of new generation, or fuel supplies and delivery systems. Since both applicants participate in ISOs, they cannot exercise market power through control of their bulk power transmission systems. Transmission access to new generators is assured through the independent control by the ISOs (ISO-NE and NYISO) of Applicants' transmission systems and the Commission's open access policies. The numerous generating plant projects that are planned or under development in the Northeast demonstrate that Applicants will not possess control over generating sites as a consequence of the acquisition.

     Applicants' FERC application also shows that the acquisition also will not adversely impact customer rates. Applicants commit that they will not attempt to recover merger-related costs through rates without first receiving specific regulatory approval.

     Lastly, the acquisition will not impair effective regulation. The regulation of the National Grid USA utility subsidiaries will not be affected. The acquisition does not alter the corporate form of Niagara Mohawk and it will continue to be subject to FERC and state regulation, in particular, as to its rates, operations and services. By order dated June 13, 2001, the FERC authorized the Merger and found that it would not adversely affect competition, rates or regulation and, therefore, was in the public interest. For all these reasons, the acquisition does not result in the concentration of control of public utility companies to an extent detrimental to the public interest or the interest of investors or consumers and the Commission should find the standards of Section 10(b)(1) satisfied.

               b.   Section 10(b)(2)

                    i.   Fairness of Consideration

     Section 10(b)(2) precludes approval of the acquisition if the Commission finds that the consideration paid by National Grid for NiMo is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired. National Grid relied in part on the analysis of NM Rothschild & Sons Ltd that the consideration to be paid for NiMo was fair to National Grid from a financial point of view. The NiMo board of directors had the benefit of a fairness opinion issued by Donaldson Lufkin and Jenrette ("DLJ") that concluded that the price offered by National Grid was fair, from a financial point of view, to the holders of NiMo common stock, based on and subject to the assumptions, limitations and qualifications set forth in DLJ's written opinion. NiMo's proxy statement includes an extensive discussion of the analysis conducted by DLJ in arriving at its opinion./91

     As explained in the proxy statement, the historical price data for NiMo common stock provide support for the consideration of $19.00 for each share of NiMo common stock (assuming that the aggregate dollar value of five National Grid ordinary shares is between $32.50 and $51.00 during the applicable time period prior to the election deadline)./92 DLJ examined the historical closing prices of Niagara Mohawk common stock from August 31, 1999 to September 1, 2000. During this time period, Niagara Mohawk common stock reached a high of $16.19 per share and a low of $11.00 per share. On September 1, 2000, the price was $13.88. The consideration offered by National Grid for the NiMo stock reflects a premium of 36% over the average closing price during the twelve months prior to the announcement of the merger.

     DLJ also performed a discounted cash flow, or DCF, analysis of the projected cash flows of NiMo for the fiscal years ending December 31, 2000 through December 31, 2007, using projections and assumptions provided by the management of NiMo. The DCF value for NiMo was estimated using discount rates ranging from 7.0% to 8.0%, based on estimates related to the weighted average cost of capital of NiMo, and terminal multiples of estimated EBITDA for NiMo's fiscal year ending December 31, 2007 ranging from 6.5x to 7.5x. The DCF analysis also took into account NiMo's net operating loss or NOL position and the value associated with such NOLs. Based on this analysis, DLJ estimated a value per share of NiMo common stock ranging from $10.16 to $15.61, compared to the proposed consideration to be received in the merger of $19.00 per share.

     In addition, DLJ performed a valuation analysis based on the sum of the

----------------
91 NiMo's proxy statement on Form F-4 is included as Exhibit B-2 hereto. The DLJ fairness opinion is Appendix B to the proxy statement.

92 Under the terms of the Merger Agreement, NiMo shareholders share in the effect of increases or decreases in the price of five of National Grid's ordinary shares above $51.00 and below $32.50.
----------------
value of each of the segments of NiMo, namely the regulated businesses and the unregulated businesses. The regulated businesses include electric and gas transmission and distribution, and nuclear generation. The unregulated businesses include Opinac (which has investments in Telergy and eVionyx) and CNP Limited. Based on this analysis, DLJ estimated the value per share of NiMo common stock ranging from $11.71 to $18.13, compared to the proposed consideration to be received in the merger of $19.00 per share.

     DLJ also analyzed the market values and trading multiples of comparable publicly traded US utility companies and reviewed selected acquisitions involving comparable companies in the utility industry, in addition to analyzing the premiums paid in selected utility mergers and acquisitions. The results of these analyses were consistent with the proposed merger consideration.

     Lastly, DLJ performed similar analyses of National Grid to determine the value of National Grid's business. Based on the results of all the analyses, taken as a whole, DLJ concluded that the analyses supported its fairness opinion.

     More importantly, however, the consideration agreed to by the parties was the product of arm's-length negotiation. See the summary of the companies' preliminary discussions in Item 1.D.3, supra. The Commission has found "persuasive evidence" that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by the opinions of financial advisors./93

     Finally, the acquisition has been submitted to, and has been approved by, the affected public shareholders, i.e., the common stockholders of NiMo and the ordinary shareholders of NGG. On January 19, 2001 and January 29, 2001 the shareholders of NiMo and NGG respectively, voted overwhelmingly to approve the Merger.

                    ii.  Reasonableness of Fees

     National Grid believes that the estimated overall fees, commissions and expenses incurred and to be incurred in connection with the Merger and Restructuring are reasonable and fair in light of the size and complexity of the transaction relative to other

----------------
93 See Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).
----------------
transactions and the anticipated benefits of the acquisition to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

     The fees and expenses that National Grid expects to incur in connection with the Merger and Restructuring total approximately $24.9 million. This amount represents 0.83% (based on a purchase price of $3 billion) of the value of the consideration to be paid by National Grid to NiMo's shareholders. This percentage is consistent with percentages previously approved by the Commission. See, e.g., Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (fees and expenses of approximately $50.4 million represented approximately 1.6% of equity value of LG&E Energy Corp. common stock on Feb. 25, 2000, the last day of trading before the announcement of the merger); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) (fees and expenses of approximately $50 million represented approximately 0.83% of the value of the consideration to be paid for Columbia Energy); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) supplemented by Holding Co. Act Release No. 27259 (Oct. 20,
2000) (fees and expenses of approximately $87.4 million represented approximately 0.49% of the value of Unicom and PECO common stock on Sep. 21,
1999); Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid for New Century Energies, Inc.); American Electric Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid for Central and South West Corporation); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

               c.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate National Grid's capital structure or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the National Grid system.

     The proposed transactions will not unduly complicate the capital structure of National Grid or its subsidiaries. The financing of the Merger will not affect the priorities, preferences, voting power, or other rights of the holders of the outstanding securities of National Grid or its subsidiaries. The proposed transactions do not involve the creation of any minority interests. As a result of the Merger, NiMo's common stock will become wholly owned by National Grid and Niagara Mohawk's publicly-held debt will remain outstanding; unaffected by the Merger.

     Current NGG shareholders will exchange their ordinary shares for shares in National Grid that will be the same in all material respects. NGG will assume subsidiary status and its third-party debt will be assumed by National Grid.

     Post-Merger, National Grid, National Grid USA, and its principal utility subsidiaries, with the exception of Niagara Mohawk, will fall within the seventy-to-thirty percent debt-to-common equity ratio generally prescribed by the Commission. See, e.g., The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and notes 59 and 60 and the accompanying text supra. On a pro forma basis, as the following table shows, assuming the Merger was consummated on September 30, 2001, common stockholders' equity would make up 30% of National Grid's total capitalization at that date.

--------------------------------------------------------------------------
                           Pro Forma Capital Structure
--------------------------------------------------------------------------
                                        ($ millions)        % of Total
                                                          Capitalization
------------------------------------ ----------------- -------------------
Short-term debt (including current                699                  4%
portion of long-term debt)
------------------------------------ ----------------- -------------------
Long-term debt                                 12,196                 64%
------------------------------------ ----------------- -------------------
Preferred stock                                   517                  3%
------------------------------------ ----------------- -------------------
Minority interest                                  28                  0%
------------------------------------ ----------------- -------------------
Common stockholders' equity                     5,628                 30%
------------------------------------ ----------------- -------------------
Total capitalization                           19,068                100%
------------------------------------ ----------------- -------------------

     Section 10(b)(3) also requires that a proposed acquisition not be detrimental to the public interest, the interest of the investors or consumers or the proper functioning of the resulting holding company system. As set forth more fully in the discussion of the standards of Section 10(c)(2), below, and elsewhere in this Application, the acquisition will benefit shareholders and consumers. The combination will result in a fully integrated utility system and will produce savings and benefits to the public, consumers and investors that would, quite possibly, be otherwise unavailable.

     As noted by the Commission in Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." In this regard, following completion of the acquisition, National Grid will be a reporting company subject to the disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") that will provide investors with readily available information concerning National Grid and its subsidiary companies. In addition, the Restructuring is subject to the review and approval of the U.K. High Court.

     The transaction is also subject to various other federal and state regulatory approvals as discussed in Item 4. In particular, FERC's review and approval of the transaction assures that there will be no significant effect to competition resulting from the Merger. The numerous regulatory reviews provide adequate protection for the public interest and the interest of customers.

     Also noteworthy is the judgement of the credit rating agencies in evaluating the impact of the transaction on the financial soundness of National Grid. As is customary with similar transactions, the rating agencies have placed National Grid on credit watch to evaluate the effect of the Merger. Nonetheless National Grid's current long-term debt credit rating is A1 from Moody's Investors Service and A from Standard & Poor's Corporation, Inc. Even if the credit watch resulted in a downgrade, National Grid's credit would remain investment grade.

          2.   Section 10(c)

                    i.   Section 10(c)(1)

     Section 10(c)(1) prohibits the Commission from approving an acquisition if it would be unlawful under the provisions of Section 8 or detrimental to carrying out the provisions of Section 11. Section 8 requires National Grid to obtain the express approval of a state commission to acquire an interest in electric and gas public utility companies that provides utility service in substantially the same territory. Because Niagara Mohawk's electric and gas utility services overlap in many of the areas it serves, its acquisition by National Grid is subject to
Section 8 of the Act. The NYPSC order expressly authorizes National Grid to acquire Niagara Mohawk.

     In addition, as explained below, the acquisition will not be detrimental to carrying out the provisions of Section 11. The primary electric operations of NiMo and National Grid will result in a single integrated electric utility system. Integration will result primarily from the companies' membership in adjacent, highly interconnected and coordinated power pools and participation in their ISOs, and will be accomplished by the functioning of the open, competitive markets administered by the interconnected ISOs. Sellers and purchasers in either ISO's control area may engage in transactions in the other ISO's control area through readily-accessible, OASIS-based transmission access.

     Integration also will result from a direct transmission interconnection between the New York operations of Niagara Mohawk and the New England operations of National Grid USA. Additionally, the common use of National Grid USA Service Company will promote the coordinated and efficient operation of the integrated system. The Niagara Mohawk gas system will also result in a separate integrated gas utility system and, as demonstrated below, the Commission should find that the gas system is a permissible additional system under the A-B-C clauses of
Section 11(b)(1).

                         (a). Section 11, Integrated Utility System

     Section 11 (b)(1) directs the Commission to require each registered holding company system to limit its utility operations to "a single integrated public utility system" and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 2(a)(29)(A) defines an integrated public utility system with respect to electric utility companies as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has established four standards that must be met before it will find that a proposed combination of utilities will result in an integrated electric system:

     1. the combined utility assets must be physically interconnected or capable of physical interconnection ("interconnection requirement");

     2. the combined utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system ("economic and coordinated operation requirement");

     3. the system must be confined in its operations to a single area or region ("single area or region requirement"); and

     4. the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation ("no impairment requirement").

     Recently, in the context of the Energy East Corp. merger with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources the Commission found that the merger of transmission and distribution utilities did result in an integrated system under the Act and that an additional gas system could be retained./94 Since the Energy East transaction shares many similarities with National Grid's acquisition of NiMo, it is important precedent for the transaction proposed in this Application. Energy East is a holding company over a combined electric and gas system. Its principal utility subsidiary, New York State Electric and Gas Corp. ("NYSEG") serves parts of central, eastern and western New York State. NYSEG also was a member of the NYPP and it has transferred control of its transmission system to NYISO. Through NYSEG and its other utility subsidiaries, Energy East also has a significant gas distribution business.

     The Energy East merger targets were CMP Group, a holding company

----------------
94 Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000).
----------------
over several Maine utilities including Central Maine Power , the largest electric utility in Maine, CTG Resources, a holding company over Connecticut Natural Gas Corp. ("CNGC"), a Connecticut gas utility company, and Berkshire Energy, a holding company over The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts gas utility company. CMP is a member of NEPOOL and has transferred control over its pool transmission facilities system to ISO-NE.

     In the order approving the Energy East merger, the Commission noted that the NYISO and ISO-NE were established on the platform of existing tight power pools following the FERC's encouragement in Order No. 888. NYISO was formed based upon the NYPP and ISO-NE was formed based upon NEPOOL./95 The two ISOs administer competitive, bid-based markets for electric energy and other electric power products, provide non-discriminatory transmission service at a single, embedded cost-based rate, and facilitate transmission planning and expansion on a regional basis. NYISO and ISO-NE are contiguous along a 500-mile border and are interconnected by eight different interties with aggregate transfer capability of 1,600 to 2,300 MW, depending on direction and system conditions. The eight existing interties provide significant transfer capability between these control areas. Scheduled energy transfers between NEPOOL and NYPP were approximately 7,100,000 MW per year for the three years ended December 31, 1998. This is equivalent to the transfer between NYISO and ISO-NE of 1,707 MW during every peak hour of the year./96 The role of the neighboring ISO's in interconnecting and coordinating the merged entity's electric operations was a key aspect of the Commission's finding of integration in the Energy East decision.

The Interconnection Requirement

     The electric transmission facilities of NiMo and National Grid USA are directly interconnected by a 230 kilovolt ("kV") transmission line extending from the Bear Swamp Substation in the northwest corner of Massachusetts, across southern Vermont, to the Rotterdam Substation near Schenectady New York. This line directly interconnects New England Power Company, National Grid USA's transmission

----------------
95 See UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) ("Unitil Order").

96 The peak hours of the year for electricity demand are the 16 "on peak" hours Monday through Friday.
----------------
company subsidiary, and Niagara Mohawk. Power transfers along this interconnection are scheduled by agreement between NYISO and ISO-NE, the parties with operational control of the Niagara Mohawk and National Grid USA transmission assets.

     In addition to this intertie, NYISO and ISO-NE are interconnected with seven other interties which together form the New York/NEPOOL Interface. In particular, the New York/NEPOOL Interface includes: (1) a 345 kV intertie between Connecticut Power & Light ("CP&L") in NEPOOL and ConEd in NYISO; (2) a 345 kV intertie between Massachusetts Electric Co. in NEPOOL and Niagara Mohawk in NYISO; (3) a 230 kV intertie between the New England Power Company in NEPOOL and Niagara Mohawk in NYISO (referred to above); (4) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and the NYPA in NYISO; (5) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (6) an additional 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYISO; (7) a 69 kV intertie between CP&L in NEPOOL and Central Hudson in NYISO; and (8) a 138 kV intertie between CP&L in NEPOOL and LIPA in NYISO. The New York/NEPOOL Interface has aggregate transfer capacity between 1,600 to 2,300 MW, depending on direction and system conditions.

     The Commission has previously found the interconnection requirement satisfied on the basis of contractual rights to use a third-party's transmission lines/97 or when physical interconnection is possible or contemplated within the near future./98 In this matter, where the two parties have a direct interconnection along transmission lines which they own and there is substantial additional available interconnection capacity on third party-owned systems, there can be no doubt that the interconnection requirement is satisfied.

The Economic and Coordinated Operation Requirement

     Where previously vertically integrated companies combined generation,

----------------
97 See Unitil Order; American Electric Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000) ("AEP/CSW Order").

98 See New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997).
----------------
transmission and distribution functions to provide a "bundled" product -- delivered electricity -- to retail customers within franchised service areas, under the new functionally, or operationally separated industry structure, separate companies, or separate functional/operational components of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector.

     Among other things, these structural changes have resulted in the rapid development of wholesale markets through which load-serving utilities, retail aggregators, and individual retail customers are able to obtain needed electricity products. Many states, including New York and the states in which National Grid USA operates, have implemented or are considering open access at the retail level./99 Where retail open access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third-party power supplies to the customer.

     The FERC has recognized that the efficient functioning of the transmission grid is critical to connecting buyers with the competitive generation markets and has promoted the formation of Regional Transmission Organizations to reduce the barriers to the free flow of power and increase reliability and transmission efficiency./100 Having evolved from tight power pools with a history of coordinated operations, ISO-NE and NYISO are good examples of the trend towards the regionalization of electric transmission operations. Because of the contiguous, highly interconnected, and coordinated relationships between the power pools and ISOs to which Niagara Mohawk and the National Grid USA utilities belong, their transmission and distribution systems are now used, and in the future will increasingly be used, to accomplish transfers of power between generation and load within the NYISO region and NEPOOL and for transfers of power to, and through, both systems. In sum, the coordination of transmission operations among ISO-NE and NYISO effectively coordinates the operations of Niagara Mohawk and the National Grid USA group in satisfaction of the

----------------
99 As of October 1, 1999, twenty-four states have enacted policies, either through legislation or administrative action, requiring utilities to offer open access to retail customers.

100 Regional Transmission Organizations, FERC Order 2000, 65 FR 809 (January 6,
2000).
----------------
economic and coordinated operations requirement.

     The two ISOs engage in coordinated activities so that they function as a single market, with free-flowing interties that are available, on an open-access basis, to purchasers and sellers of electric energy and related energy products. The two ISOs operate the bid-based market on a competitive basis that is equivalent to economic dispatch./101 Also, the two ISOs and individual members of both pools, including Niagara Mohawk and the National Grid USA group, participate in joint pool and regional transmission planning and reliability studies. Both ISOs operate as non-profit organizations and include investor-owned utility ("IOU") and non-IOU members, and both operate centralized power markets. In addition, both perform congestion management to free up transmission capacity for the most economic uses of the system.

     ISO-NE and NYISO, along with other system operators in the Northeast, are parties to a Northeast ISO Memorandum of Understanding ("ISO MOU"). The ISO MOU is an agreement to explore ways in which the ISOs can work cooperatively to resolve present and future interregional issues with the aim of better integrating the electricity markets in their respective control areas. The ISO MOU includes a commitment to attempt to: (i) enhance interregional reliability through coordinated operations and planning of the bulk power system; (ii) facilitate broader competitive markets; (iii) and improve information flow to market participants and the public.

     Although coordination between merging utilities has traditionally been shown by using joint operating agreements to dispatch generating plants on a coordinated basis,/102 as the Commission found in the Energy East matter, "the fact that NYSEG and Central Maine Power are now essentially transmission and distribution companies does not preclude a finding that the combined electric properties are an integrated system." In

----------------
101 As stated in Energy East, "These two ISOs operate the combined generation and transmission assets of their participants as a single electrical system, ensuring that transmission capacity is provided to enable the market to function. Further, the two ISOs coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is "centrally controlled and allocated, as need or economy directs," and in which no generator, purchaser, or transmission owner operates in isolation." [citation omitted] Energy East at 39-40.

102 See the AEP/CSW Order (applicants implemented a joint operating agreement to coordinate the efficient use of generating resources).
----------------
addition to the coordination of their transmission systems, Niagara Mohawk and the National Grid USA utilities will also be economically operated as a single interconnected and coordinated system through (1) coordinated power purchasing to satisfy their standard offer service (provider of last resort) obligations,
(2) coordinated disaster response programs, (3) the sharing of utility supplies inventories, and (4) the integration of a range of central and corporate functions. The utilities' combined purchasing power can provide efficiencies in their ability to obtain economies of scale and will provide a ready market for power supplies that turn out to be in excess of one of the individual utility's needs. The utilities will also coordinate their activities on a daily basis, so as to obtain maximum benefit from each one's localized knowledge, with respect to making arrangements for transmission of power supplies to one another. Through these efforts, for example, National Grid USA staff, who have extensive familiarity with the New England market, will identify supply opportunities for Niagara Mohawk, and, subject to FERC Order No. 889 constraints, could identify the transmission routing, timing, and pricing strategies on the NEPOOL system that would maximize the benefits of the transaction.

     Similarly, both Niagara Mohawk and National Grid USA procure and provide certain ancillary services, including black-start restoration services (through the provision of transmission operations functions) and voltage support to retail and wholesale customers. Following the Merger, the two companies' transmission systems will be managed as a single management unit. The common management will determine the best strategies and opportunities for providing these services.

Single Area or Region Requirement

     The third requirement for integration; the single area or region requirement, is also satisfied. The combined post-Merger system will extend from Niagara Falls, Ontario, just over the New York - Canada border, to eastern Massachusetts. This service area, substantially in the Northeast U.S., is much the same in size and scope as the area found to be a single area or region in the Energy East matter./103 The Commission has made clear that the "single area or region" requirement

----------------
103 In Energy East, the combined electric system of the merging electric utilities also was located in the Northeast U.S. and extended from upstate New York to central and southern Maine.
----------------
does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act./104 In addition, the high degree of operational coordination and energy trading that occurs between NYISO and ISO-NE demonstrate that the Northeast U.S. is a single area or region in both operational and economic terms.

The No Impairment Requirement

     Lastly, the combined NiMo and National Grid USA system will not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. National Grid USA will adopt a regional management structure to efficiently operate and manage the combined system. Niagara Mohawk will stay responsive to customer needs on the local level by maintaining its presence with local field offices. In addition, Niagara Mohawk will keep its corporate headquarters in Syracuse, New York. NiMo's CEO, William Davis will join the National Grid USA board and National Grid will take efforts to include Mr. Davis and one other NiMo director on National Grid's board of directors. Niagara Mohawk will continue to be subject to the regulation of the NYPSC and the FERC. In sum, Niagara Mohawk will preserve all the benefits of localized management that it currently enjoys while coordinating its management with National Grid USA so as to achieve the economies and efficiencies of operation from the Merger.

                         (b). Section 11, Retention of the Additional Gas System

     Under Section 10(c)(1) of the Act, the Commission may not approve an acquisition that "would be detrimental to the carrying out of the provisions of
Section 11." Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric. An exception to the requirement of a "single system" is provided in Section 11(b)(1) A-C

----------------
104 See, e.g., Southern Co. Holding Co. Act Release No. 24579 (Feb. 12, 1988) (approving an electric utility system covering portions of four states) and New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (approving a utility system covering portions of five states.)
----------------

(the "ABC clauses")./105 A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as electric -- if each system meets the criteria set forth in these clauses.

     The threshold issue, therefore, is whether Niagara Mohawk's gas utility system is a single integrated public-utility system. Section 2(a)(29)(B) defines an integrated public utility system with respect to gas utility companies as:

          a system comprised of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; provided that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Niagara Mohawk sells, distributes and transports natural gas in a geographic territory in New York State that generally extends from Syracuse to Albany. The northern reaches of the system extend to Watertown and Glens Falls, New York. Niagara Mohawk's distribution areas are physically interconnected with one another by facilities owned by Niagara Mohawk or nonaffiliates. Presently, nine separate gas distribution areas are connected directly with Dominion Transmission, Inc. ("Dominion Transmission"), a non-affiliated interstate natural gas pipeline. Other interconnections with non-affiliated pipelines include, two direct connections with Iroquois Gas Transmission ("Iroquois"), one with Empire State Pipeline ("Empire"), and one with Tennessee Gas Pipeline ("Tennessee Gas").

     Niagara Mohawk's gas distribution system enjoys access to multiple gas supply basins. The diversity of supply provides Niagara Mohawk with several advantages: (1) the opportunity to take advantage of regional supply differences, (2) the opportunity to manage supply risk and (3) the opportunity to lower overall supply costs.

----------------
105 See, generally, NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10,1999).
----------------

The connection with Dominion Transmission provides access to the Gulf Coast, Canadian, Appalachian and Mid-Continent gas producing regions. The connections with Empire and Iroquois provide access to gas supplies in western Canada and the Gulf Coast. The Tennessee Gas connections currently provides access to Gulf Coast gas supplies, but expansion projects currently underway will provide increased access to gas from the Canadian Maritimes region.

     Niagara Mohawk's gas utility operations in its distribution areas are integrated into one utility with coordinated operations. The gas supply needs of the distribution areas are coordinated with centralized purchasing and coordinated transportation and storage management. Technical, operating and maintenance services are also managed centrally for the distribution areas./106

     Section 2(a)(29)(B) expressly provides that companies that derive natural gas from a common source of supply may be deemed to be included in a single area or region. The Commission interprets "common source of supply" flexibly based on its understanding of the contemporary gas industry and may find that companies purchasing gas from a common producer or basin are in a "single area or region" when doing so does not undercut the Act's policies, particularly, the growth and extension of holding companies that bears no relation to economy of management and operation or the integration and coordination of related operating properties. See NIPSCO.

     Applicants are not required, however, to show that they share a common source of supply to establish that they form an integrated gas public-utility system in a single area or region. The Act merely requires that the operations that the Applicants seek to integrate be in a single area or region, in one or more states, not so large that the combination impairs the advantages of localized management, efficient operation and the effectiveness of regulation. Niagara Mohawk's gas utility operations are limited to a single area or region; the north-central area of New York State. The gas operations are managed within New York and regulated by the NYPSC. Many electric and gas holding companies maintain single integrated utility systems across several states. For example, American Electric Power Company operates in 11 states and Dominion Resources Inc.

----------------
106 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO"); Sempra Energy, Holding Co. Act Release No. 26791 (Feb. 1, 1999) ("Sempra").
----------------
operates in five states./107 Fundamentally, the single area or region standard reflects the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties that do not lend themselves to efficient operation./108 Niagara Mohawk's gas utility assets are not scattered and are within a "single area or region" within the meaning of Section 2(a)(29)(B). Consequently, Niagara Mohawk's gas utility operations form a single integrated gas utility system under the Act.

     As discussed below, Niagara Mohawk's integrated gas system qualifies under the exception established under the ABC clauses and may be retained by the combined entity post-Merger.

The ABC Clauses

     Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

     each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system, all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

For the reasons set forth below, a divestiture order would be contrary to the public interest and Applicants therefore request that the Commission authorize National Grid to retain Niagara Mohawk's existing gas operations.

     In light of the precedent in the recent Energy East order, the Commission clearly should permit retention of Niagara Mohawk's gas operations. In Energy East, the Commission approved the acquisition and retention of a gas system that in the aggregate was similar in size to Niagara Mohawk's gas operations. The Energy East gas assets included:

----------------
107 Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered Under the Public Utility Holding Company Act of 1935 as of August 1, 2001.

108 Sempra at 5.
----------------

     (1) in the pre-merger Energy East system, a combination electric and gas utility (NYSEG), and two smaller gas utilities (CMP Natural Gas, L.L.C. and The Southern Connecticut Gas Company);

     (2) in the CTG Resources system, a gas utility, Connecticut Natural Gas Corp.; and

     (3) in the Berkshire Energy system, a gas utility, The Berkshire Gas Company. The table below compares the number of customers and gas utility revenues of the combined Energy East system with Niagara Mohawk's gas operations. On this basis alone the Commission could conclude that, as in the Energy East matter, substantial economies would likely be lost to the detriment of the public interest if Niagara Mohawk was required to divest its gas assets.

------------------------------------- ----------------------------------- -----------------------------------
Company                               Gas Utility Customers               Gas Operating Revenues/109
------------------------------------- ----------------------------------- -----------------------------------
Post-Merger Energy East/110
------------------------------------- ----------------------------------- -----------------------------------
    NYSEG/111                                                     246,000                         457,361,000
------------------------------------- ----------------------------------- -----------------------------------
    The Southern Connecticut Gas                                 163,000        (included with NYSEG, above)
    Company
------------------------------------- ----------------------------------- -----------------------------------
    Connecticut Natural Gas Corp.                                145,000                         292,376,000
------------------------------------- ----------------------------------- -----------------------------------
    The Berkshire Gas Company                                     34,000                          47,056,000
------------------------------------- ----------------------------------- -----------------------------------
                               Total                             588,000                         796,793,000
------------------------------------- ----------------------------------- -----------------------------------
Post-Merger National Grid USA
------------------------------------- ----------------------------------- -----------------------------------
    Niagara Mohawk gas operations                                542,000                         611,226,000
------------------------------------- ----------------------------------- -----------------------------------
                               Total                             542,000                         611,226,000
------------------------------------- ----------------------------------- -----------------------------------

----------------
109 Gas Operating Revenues for the post-merger Energy East system and the post-Merger National Grid USA system are for the 12 months ended June 30, 2000 and December 31, 1999, respectively.

110 CMP Natural Gas, L.L.C. is excluded from the table because it is in the process of constructing a local natural gas distribution system at the time of the Commission's Energy East decision and revenue and customer information was not available.

111 The gas operating revenue figure for NYSEG includes the gas operating revenues that Energy East derived from The Southern Connecticut Gas Company.
----------------

We proceed, however, to discuss below why Niagara Mohawk's gas operations do satisfy the ABC clauses and why the Commission should permit their retention as an additional integrated system. First, we address clauses B and C.

     Niagara Mohawk's gas operations are located exclusively in New York State in the region located roughly between Syracuse and Albany. Accordingly, the requirement of clause B is satisfied. Niagara Mohawk's operation of its gas system is subject to the regulation of the NYPSC. As with the integration of Niagara Mohawk's electric operations into the National Grid USA system, the Merger will not adversely affect localized management, efficient operation or the effective regulation of the gas operations. Local management will continue to oversee the gas operations to ensure that service is responsive to customer needs and central management will coordinate on a system-wide level so as to achieve the economies and efficiencies of operation from the Merger. Niagara Mohawk's gas operations will continue, as before the Merger, to be subject to the regulation of the NYPSC. Accordingly, the requirement of clause C is satisfied.

     With regard to clause A, Applicants have studied the impact of the divestiture of the gas operations ("Gas Study")./112 The analysis focuses upon the increases in operating costs that would result from divestment. As set forth in the Gas Study, annual operating costs of the resulting separate electric and gas systems will increase by a total of approximately $114 million. The increased costs are split evenly with the gas system suffering an increased cost of $56.8 million annually and the electric system suffering a $57.4 million annual increase. The increases result primarily from higher personnel costs attributable to additional employees required to perform functions accomplished by employees who currently work for both the electric and gas businesses. For example, 118 additional meter readers at an annual cost of $5,942,800 are required to separate the function that previously was jointly provided. Customer service costs increase significantly when the call center, billing, collections and payment remittance

----------------
112 The Gas Study is included as Exhibit J-1 to the Application.
----------------
functions are separated. The largest cost involves the acquisition and support of additional information technology necessary to support a stand-alone gas company. Start-up capital costs for information technology are estimated at $61,400,000 and annual information technology support costs of $22,000,000 are expected to be incurred in connection with the divestiture of the gas operations.

     The Gas Study describes the size of the estimated loss in relation to the separate system's total revenues, expenses and income. In particular, as with studies done in the context of past mergers where gas system divestiture was at issue, the Gas Study compares the ratio of increased expenses to the system's total operating revenues, operating revenue deductions (excluding federal income taxes), gross income and net income before federal income taxes./113 The findings of the Gas Study are summarized in the table below. The data clearly shows that the detriment due to divestiture significantly exceeds the historical guidelines established in Engineers Public Service Co./114 and the recent precedent in the Commission's order authorizing the merger of Florida Progress Corp. and CP&L Energy, Inc./115 On this basis, clause A is satisfied.

------------------------------------- ----------------------------------- -----------------------------------
                                        Niagara Mohawk Gas Divestiture            CP&L Energy, Inc.
------------------------------------- ----------------------------------- -----------------------------------
One-time costs of divestiture                              $83.8 million                       $17.4 million
------------------------------------- ----------------------------------- -----------------------------------
Increase in annual costs from                             $114.2 million                       $12.5 million
divestiture
------------------------------------- ----------------------------------- -----------------------------------
Annual increased costs as a
percentage of:
------------------------------------- ----------------------------------- -----------------------------------
    gas operating revenues                                           19%                               5.65%
------------------------------------- ----------------------------------- -----------------------------------
    gas operating revenue deductions                               36.3%                               6.17%
------------------------------------- ----------------------------------- -----------------------------------


----------------
113 See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748
(Aug. 1, 1997), at note 52 , citing New England Electric System, 41 S.E.C. 888,
898-99 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir
1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F.2d 107 (1st
Cir. 1967), rev'd, 390 U.S. 207 (1968).

114 In Engineers Public Service Co., the Commission suggested that cost increases from divestment of a gas system resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12
S.E.C. 41, 59 (1942), rev'd on other grounds and remanded, 138 F.2d. 936 (D.C.
Cir. 1943), vacated as moot, 332 U.S. 788 (1947).

115 CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) ("CP&L
Order").
----------------


                                      104



------------------------------------- ----------------------------------- -----------------------------------
    gross gas income                                              139.8%                              66.90%
------------------------------------- ----------------------------------- -----------------------------------
    net gas income                                                203.9%                             308.34%
------------------------------------- ----------------------------------- -----------------------------------


     The lost economies evidenced above do not include the loss of competitive benefits that would flow from the ownership of combined gas and electric properties. As the Commission found in the CP&L matter, "a combined company's competitive position in the market would suffer if it were unable to own combined electric and gas operations because, as the utility industry moves toward a complete energy services business, energy suppliers must be able to offer customers a total range of energy options to meet their energy needs."/116 The divested Niagara Mohawk gas operations also would not benefit from the greater financial and other resources that the current association with Niagara Mohawk and now with National Grid make possible.

                         (c). Non-Utility Subsidiaries

     The acquisition of NiMo introduces several new non-utility subsidiaries into the National Grid System, but all of NiMo's non-utility businesses are energy-related or otherwise retainable under the Commission's rules and precedent.

     Section 11(b)(1) limits the non-utility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that such interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system. The Commission has interpreted these provisions to require; (i) the existence of an operating or functional relationship between the utility operations of the registered holding company and the non-utility activities sought to be retained, see generally, Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971), and (ii) that the retention is in the public interest, see, e.g., id. quoting General Public Utilities Corp., Holding Co. Act Release No. 10982 (Dec. 28, 1951); United Light and Railways Co., Holding Co. Act Release No.

----------------
116 CP&L Order at 40.
----------------

12317 (Jan. 22, 1954). A non-utility business may also be retained if it evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources and the investment has the potential to produce benefits for investors and/or consumers. CSW Credit, Inc., Holding Co., Act Release No. 25995 (1994); Jersey Central Power - and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).

     Rule 58 under the Act codifies the types of permissible non-utility activities retainable by registered systems by exempting from Section 9(a) of the Act acquisitions by registered holding companies of the securities of energy-related companies or gas-related companies. With respect to energy-related companies, a holding company's aggregate investment in such energy-related companies may not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. Rule 58(a)(1)(i)-(ii). Rule 58 defines "energy-related company" as a company that, directly or indirectly, derives substantially all of its revenues from certain enumerated activities such as rendering energy management services, the sale of electric and gas appliances and the development of certain energy-related technologies./117

     As discussed below, each of NiMo's non-utility subsidiaries is retainable.

o NM Uranium, Inc. - owns an interest in a closed uranium mining facility in Live Oak, Texas that is in the process of reclamation and restoration. The mine was formerly a source of fuel for Niagara Mohawk's nuclear plants. The company derives substantially all of its revenues from activities within the U.S. and is retainable under Rule 58(b)(1)(ix).

o NM Properties, Inc. - Manages real property formerly owned by Niagara Mohawk and divests or, in conjunction with others, develops these real property holdings. NM Properties, Inc. wholly owns the following subsidiaries which are formed for the purpose of carrying out the business described in the preceding sentence: Hudson Pointe, Inc., Land Management & Development, Inc., Landwest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., Upper Hudson Development, Inc., Arbuckle Acres, Inc., and OproprCo., Inc. These companies are retainable under Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000) (authorizing the retention of Harns Hall Management Co. Ltd, a company that maintained and sold plots of land on a former power station site) and New Century Energies, Inc., Holding

----------------
117 The Act also allows registered holding companies to acquire and maintain interests in the following exempt entities: exempt telecommunications companies (Section 34), foreign utility companies (Section 33) and exempt wholesale generators (Section 32).
----------------

     Co. Act Release No. 26748 (August 1, 1997) (authorizing retention of 1480 Welton Inc., a dedicated real estate subsidiary).

     NM Properties presently owns land that was either previously retained on Niagara Mohawk's books as Other Physical Property ("OPP") or was rate base property that was no longer required for operational purposes (e.g., closed service centers, retired rights of way, lands surrounding previously owned generating properties, etc.). The NYPSC has approved the disposition and valuation process for disposing of surplus land and facilities. NM Properties and its subsidiaries are the approved entities to own the surplus properties and they are funded from shareholder funds. NM Properties' corporate purpose is to divest excess lands in a manner that maximizes return while supporting NiMo's values of sustainable economic growth and environmental stewardship. In addition to disposing of properties already identified as surplus, NM Properties also assists NiMo's businesses, principally Niagara Mohawk, in reviewing NiMo's entire portfolio of land holdings, determining what additional lands are surplus, valuing them, removing them from rate base and disposing of them in a manner consistent with corporate policy. NiMo estimates that it will take approximately three years to sell the present portfolio of property and ten years to fully review, evaluate, retire and dispose of all non-essential, excess lands and properties presently owned by Niagara Mohawk.

     In general, the Commission has permitted registered holding companies to retain subsidiaries engaged in real estate activities where such activities have some relationship to the core functions of the holding company system. The Commission has given particularly broad latitude where the subsidiaries hold or manage property used in support of utility activities. See, e.g., Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (corporation that was formed to hold property in connection with public utility operations was retainable); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992) (subsidiary that had acquired real estate to support the system's utility operations deemed to be retainable). The Commission has allowed retention in this circumstance even where the property's utility function no longer exists or has yet to be realized. Compare WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14,
     1998) (real estate holding company that holds undeveloped property that may be used for future utility-related activities) with Emera, Inc., Holding Co. Act Release No. 27445 (October 1, 2001) (subsidiaries that managed property originally used for hydroelectric projects retainable, even though subsidiaries were inactive when the order was issued and no longer served a utility-related function); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998) (corporation that managed real estate, and was acquired for an intended utility purpose that no longer existed, was retainable as a vehicle for the development and sale of such real estate).

     Subsidiaries with properties that do not serve a utility-related function might still be retained if the acquisition of the properties had at least some connection with the system's utility operations. For example, in New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16,
     2000), the applicant stated that it often needed to acquire land for its utility operations as part of purchases of larger tracts, resulting in large portions of land unusable for utility purposes. A subsidiary leased this extra land to third parties, generally for agricultural purposes; the Commission permitted retention.

     The Commission has also allowed subsidiaries to engage in real estate activities related to the holding company's administration and management. See New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000) (allowing retention of subsidiaries that operate parking facility and office buildings used as headquarters by holding company); Central Power & Light, Holding Co. Act Release No. 26408 (November 13, 1995) (retained subsidiary leased excess office space in holding company headquarters building).

     Finally, the Commission has permitted retention of subsidiaries that engage in real estate activities in the context of community redevelopment. For example, Ameren Corp. was permitted to retain a subsidiary that provided venture capital financing for business and residential development projects within the utility's service area. Ameren Corp., Holding Co. Act Release No. 26809 (December 30, 1997). The Commission noted that "[a]s one of the few large, public companies located and operating in the area, CIPSCO, through CIPSCO Ventures, can be a source of capital for economic development when few other sources are available." The Commission noted, however, that the subsidiary's participation in the various real estate projects was passive, and it did not take any role in the management of the properties. See also New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000) (subsidiaries engaged in owning interests in affordable housing projects may be retained, but subsidiaries' role was limited to investment oversight, not property management); East Ohio Gas Co., Holding Co. Act Release No. 25046 (February 27, 1990) (authorizing limited partnership to finance the development of real estate projects designed to create jobs and other benefits in downtown Cleveland).

     Applicants request that the Commission reserve jurisdiction over the retention of NM Properties and its subsidiaries and commit to file a post-effective amendment to this Application by January 10, 2003 describing in more detail the business of NM Properties and its subsidiaries and proposing retention or divestiture of such businesses as appropriate.

o NM Receivables LLC ("NM Receivables")- acts as a single-purpose financing subsidiary that purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. The company is retainable under Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000) (authorizing formation and retention of LG&E Receivables LLC and KU Receivables LLC). Applicants propose to continue financing Niagara Mohawk's receivables post-Merger through this company.

     Niagara Mohawk established NM Receivables as a limited purpose, wholly-owned subsidiary solely to preserve the substantial cash-flow benefits of accelerating the realization of funds from Niagara Mohawk's accounts receivable. Previously Niagara Mohawk accomplished this objective by selling undivided interests in its accounts receivable directly to investors. Since investors are willing to accept a lower yield if interests in receivables are sold by a bankruptcy-remote intermediate purchaser, Niagara Mohawk now sells interests in receivables to NM Receivables, which in turn resells them to investors.

     Loans between Niagara Mohawk and NM Receivables are a means by which Niagara Mohawk smoothes out the cash-flow effects of seasonal fluctuations in Niagara Mohawk's sales of electricity and gas. When receivables are increasing relative to cash receipts (as in the late fall), Niagara Mohawk may borrow from NM Receivables. The debtor-creditor relationship may be reversed when cash receipts are increasing relative to receivables (as in the spring). Applicants request authorization to continue to borrow and make such loans.

o    NM Receivables Corp. II - is the managing member of NM Receivables.

o Opinac North America, Inc. - is a Delaware holding company engaged through its subsidiaries in unregulated activities in the energy industry and is an indirect holding company over CNP Limited, a Canadian utility that will certify as a FUCO under Section 33 of the Act before the consummation of the Merger. Opinac North America, Inc. is retainable as a nonutility holding company under Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26, 1999) (authorizing the formation and financing of nonutility subsidiaries of registered holding companies to invest and hold securities of nonutility investments).

o Opinac Energy is a Canadian corporation that owns a portfolio of cash equivalent securities and an interest in CNP Limited. It is retainable as a nonutility holding company under Interstate Energy Corp., Holding Co. Act Release No. 27069 (August 26, 1999) (authorizing the formation and financing of nonutility subsidiaries of registered holding companies to invest and hold securities of nonutility investments).

o CNP Limited is a Canadian public utility company based in Ontario, Canada that generates electricity and supplies and markets energy and energy services in Ontario. CNP Limited also sells electricity that is surplus to its Ontario needs into the New York market, principally into the market run by the NYISO. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. Opinac Energy was granted an exemption by Commission order under Section 3(a)(5) of the Act, with respect to its interest in CNP Limited./118 CNP Limited has the following direct or indirect subsidiaries as described in this application and Exhibit N-2: CNP Inc., 1161557 Ontario Inc., Ziegler Energy Demands Inc., Westario Power Holdings Inc., Westario Power Services, Inc. Westario Power Inc., Rideau St. Lawrence Holdings Inc, Rideau St. Lawrence Distribution Inc., Rideau St. Lawrence Utilities Inc., and Rideau St. Lawrence Services Inc. CNP Limited will register as a FUCO before the consummation of the Merger.

o Niagara Mohawk Energy, Inc. - is a holding company for interests in the following companies (its equity ownership is shown in parenthesis): Telergy Central LLC (25%) and Direct Global Power (26%). Niagara Mohawk Energy, Inc. is also

----------------
118 See footnote 21.
----------------


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


     engaged in energy management services. Niagara Mohawk Energy, Inc. is retainable under Interstate Energy, supra and Rule 58(b)(1)(i).

o Telergy, Inc. - is an ETC engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. Telergy, Inc. is in liquidation under Chapter 7 of the U.S. Bankruptcy Code. The company is retainable under Section 34 of the Act.

o Telergy Central LLC - is an ETC engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. Telergy Central LLC is also in liquidation under Chapter 7 of the U.S. Bankruptcy Code. The company is retainable under Section 34 of the Act.

o eVionyx, Inc. - is engaged in the research and development of fuel cell and battery technology. The company derives substantially all of its revenues from activities within the U.S. and is retainable under Rule 58(b)(1)(ii).

o Direct Global Power - is engaged in the development of photovoltaic and other renewable energy products. The company derives substantially all of its revenues from activities within the U.S. and is retainable under Rule 58(b)(1)(ii) and (vi).


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                    ii.  Section 10(c)(2)

     Section 10(c)(2) requires the Commission to examine whether a proposed acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. The Merger and Restructuring will result in benefits to investors, consumers and the public interest and represents an opportunity for growth.

     The Merger will provide significant savings to ratepayers immediately upon the consummation of the Merger and continuing through 2011. The savings are attributable to Merger-related cost synergies and the sharing of best practices across the operations of National Grid USA and NiMo. The direct savings and sharing of best practices should create an even more efficient company, leading to lower delivery costs and enhanced customer service, making upstate New York a more attractive region for economic growth. National Grid will have - following the acquisition of NiMo - approximately 10,000 employees in its regulated electric and gas businesses in New York and New England. National Grid's goal is to achieve workforce reductions across the entire National Grid USA organization by 800 to 950 positions through natural attrition and voluntary programs. In addition, National Grid will seek to improve the efficiency and customer service of Niagara Mohawk's core transmission and distribution operations. A joint National Grid - Niagara Mohawk integration team will manage the efficient integration of the two companies.

     In a study conducted from July to November 2000, Mercer Management Consulting assisted National Grid in (1) identifying areas with potential cost savings or costs to achieve, (2) collecting relevant data, (3) developing related operating and financial assumptions, and (4) estimating potential "steady-state" savings. This information was obtained by consulting with managers from both National Grid and Niagara Mohawk to gather information and to develop a fuller understanding of business practices, operations and costs, and how the combined company might operate in the future, in particular in the areas of administrative and general functions, customer-related services and transmission and distribution functions./119

----------------
119 A description of the estimated merger savings is included in Applicants' application to the NYPSC, Exhibit C-1, Appendix C, hereto.
----------------


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


     The study led to the creation of a financial model that indicated merger-related synergy savings of $895 million before costs to achieve over the ten-year period of 2002-2011, or approximately $90 million per year. Based on an estimated cost to achieve of $180 million (assuming costs equal two times the annual savings of $90 million), net synergy savings over the ten-year period are estimated to be $715 million as summarized below.

     ------------------------------------------------------------------------
                  Estimated 2002-2011 Merger-related Synergy Savings
                                ($ millions (nominal))
     ------------------------------------------------------------------------
     Personnel Savings                                                  $478
     ------------------------------------------------- ----------------------
     Information Systems Savings                                         187
     ------------------------------------------------- ----------------------
     Supply Chain Savings                                                 49
     ------------------------------------------------- ----------------------
     Facilities Savings                                                   16
     ------------------------------------------------- ----------------------
     Administrative and General Savings                                  165
                                                                         ---
     ------------------------------------------------- ----------------------
           Total Savings                                                 895
     ------------------------------------------------- ----------------------
     Costs to Achieve                                                  (180)
                                                                       -----
     ------------------------------------------------- ----------------------
           Net Savings                                                  $715
     ------------------------------------------------- ----------------------

     The Merger allows National Grid to build on the platform it has created in New England and reinforce its position as a leading player in the Northeast - a region that is at the forefront of the electric industry's restructuring in the U.S. The addition of NiMo's experience in New York and with gas operations, National Grid's ten years of experience operating a transmission system in a competitive environment, and its top quality U.S. management team, strengthen National Grid's ability to provide services that will benefit customers in today's rapidly changing U.S. energy markets. National Grid intends to bring its combined experience to bear in New York, and to continue to contribute to the current debate on the restructuring of the U.S. transmission sector. In


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


particular, the rate plan authorized by the NYPSC demonstrates National Grid's success in structuring long-term rate plans that benefit customers and shareholders and include incentives for cost control and superior customer service. The rate plan provides long-term rate stability that will support regional economic development in upstate New York.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12,
1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

          3.   Section 10(f)

     Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As described in Item 4, the acquisition will be consummated in compliance with all applicable state laws.

          4.   Intermediate Holding Companies Under Section 11(b)(2)

     Upon completion of the Merger, NiMo will be a wholly-owned direct subsidiary of National Grid USA. NiMo will continue as a holding company of Niagara Mohawk, exempt under Section 3(a)(1) of the Act. National Grid USA, in turn, will have several direct or indirect Intermediate Company parents that are also registered holding companies and they, in turn, will be directly or indirectly owned by National Grid, a registered holding company.


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               Section 11(b)(2) directs the Commission:

          To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

     In plain terms, Section 11(b)(2) directs the Commission to inquire whether holding company systems with "great grandfather" holding companies should be simplified. In the post-Merger National Grid Group structure, Niagara Mohawk would be the "child" utility, NiMo the father holding company, National Grid USA the grandfather holding company and its parents up to National Grid would be great grandfather holding companies.

     Not all great grandfather holding companies, however, raise issues under
Section 11(b)(2). National Grid's application to acquire NEES raised similar issues with regard to whether the Intermediate Companies resulted in unnecessary complication of National Grid's corporate structure. National Grid justified its proposed corporate structure as necessary and appropriate to maximize after-tax returns to shareholders and noted that this was the norm rather than the exception for cross-border transactions generally.

     Further, the Intermediate Companies were not used as a means to diffuse control over NEES, but merely used as special-purpose entities to hold the U.S. assets efficiently. To assure the Commission that the abuses of pyramided holding companies or the unfair distribution of voting power would not occur, National Grid pledged that the Intermediate Companies would have no third-party investors and that they would be wholly-owned directly or indirectly by National Grid. The Commission accepted these explanations and commitments and authorized the continued existence of the Intermediate Companies in the NEES Acquisition Order./120

     The same reasons for continuing the use of the Intermediate Companies apply today. These companies are still needed to capture the economic efficiencies that might otherwise be lost in a cross-border transaction. The Intermediate Companies continue to be subject to a commitment not to issue securities to third-party investors and the Commission should continue to view them as mere "financial conduits," that do not introduce unnecessary complexity into the holding company system.

     The same is largely true for NiMo, which should also be viewed as a financial conduit for the investment in Niagara Mohawk and NiMo's nonutility subsidiaries. Retaining NiMo as a separate holding company is necessary to insure that the NiMo shareholders who elect to receive NGG shares do so on a tax-free basis./121 The abuses associated with pyramided holding companies are not facilitated by permitting NiMo's retention because it will be wholly-owned by National Grid USA and NiMo will not issue equity or debt securities to third parties./122

----------------
120 See NEES Acquisition Order, supra, note 5 ("The Intermediate [Holding] Companies will not serve as a means by which National Grid seeks to diffuse control of the NEES Group. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in a cross-border transaction.")

121 In other situations, the Commission has recognized that efforts to achieve economic efficiencies and synergies through tax savings are "in the ordinary course of business" of a registered holding company. See Central and South West Corporation, Holding Company Act Release No. 23578 (Jan. 22 1985) ("It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management and is not uncommon in the non-regulated business sector. For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business . . . The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company.").

122 See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000) supplemented by Holding Co. Act Release No. 27259 (Oct. 20, 2000). National Grid USA will own 100% of the voting securities of NiMo and indirectly Niagara Mohawk. Niagara Mohawk will, after the proposed consummation of the Merger, have outstanding preferred stock. This preferred stock, however, has no present voting rights and only gains voting rights after a dividend default for four full quarters. Accordingly, these shares are not voting securities. See Exhibit L-1 for a full discussion of Niagara Mohawk's capitalization.
----------------

     As demonstrated above, NiMo and the Intermediate Companies are properly viewed as financing conduits that are beneficial to secure the full economic benefits of the proposed Merger and ongoing asset ownership. It is not necessary to protect investors, consumers or the public trust that they be eliminated to reduce corporate complexity. Consequently, after "looking through" the financial conduits, the National Grid System has but two holding companies of substance:
National Grid and National Grid USA, each of which has third-party investors. Since National Grid would be only a "grandfather" holding company under this analysis, the requirements of Section 11(b)(2) are satisfied.

     The proposed structure likewise does not raise any regulatory concerns under the second aspect of the analysis under Section 11(b)(2), whether the Merger will result in an unfair or inequitable distribution of voting power among the security holders of National Grid. NGG is a public corporation organized under and domiciled in the U.K. Its shares are listed on, and trade on, the London Stock Exchange. The government of the U.K. also owns what is commonly referred to as the "golden share" in NGG./123 The golden share is a single non-voting share that prevents amendments to NGG's Articles of Association without the consent of the holder of the golden share. The Articles of Association contain restrictions on certain classes of persons holding more than a prescribed shareholding in NGG (as the indirect holder of the England and Wales Transmission License through NGC). In particular, the Articles of Association restrict companies that trade electricity in England and Wales from owning more than 1% of the shares of NGG and also requires that no party may own more than 15% of NGG's shares. The golden share is a means to preserve the status of NGG as an independent provider of transmission services and as such does not restrict shareholder voting rights. The golden share may not be sold or transferred by the U.K. government, but it may be rescinded. The golden share in NGG will be replaced by a golden share in National Grid upon

----------------
123 The Commission addressed the Golden Share under Section 11(b)(2) in the NEES Acquisition Order.
----------------
completion of the Restructuring./124

     NGG also has American Depositary Shares in the U.S. which trade as ADRs. The moneys necessary to pay the cash consideration portion of the merger consideration will be borrowed by National Grid from sophisticated commercial lenders and documented in fully negotiated loan agreements. None of the Intermediate Companies or NiMo will issue equity or debt to third parties./125 While the operating Subsidiaries have, and will continue to have, publicly issued preferred stock and long-term debt, the terms of these securities will not be altered or modified or otherwise affected by virtue of the Merger or the proposed transaction structure./126 Thus, as there are no direct or indirect security holders of NiMo with whom National Grid must share voting power, the voting power of security holders of the National Grid holding company system would not be unfairly or inequitably distributed.

          5.   Exemptions Under Section 3 of the Act

     Applicants have requested that the Commission affirm by order the continued exempt status of NiMo under Section 3(a)(1) of the Act./127 NiMo continues to qualify for exemption under the standards of Section 3(a)(1). For the purpose of this analysis, NiMo's only utility subsidiary is Niagara Mohawk. CNP Limited will certify as a FUCO before the consummation of the Merger. Both Niagara Mohawk and NiMo are incorporated in New York State and Niagara Mohawk carries on its business exclusively in that state.

          6.   Exemptions Under Section 33 of the Act

     CNP Limited will certify as a FUCO under Section 33 of the Act before the consummation of the Merger. The FUCO exemption would apply to CNP Limited

----------------
124 The Commission addressed the golden share in the NEES Acquisition Order and found no issues under Section 11(b)(2).

125 After consummation of the proposed Merger, NiMo will be a wholly owned indirectly by National Grid. NiMo's board of directors previously authorized 50,000,000 shares of preferred stock, with a par value of $.01, but no shares have been issued.

126 Niagara Mohawk's authorized and outstanding securities are described in Exhibit L-1 and include preferred stock and debt.

127 If the Commission confirms NiMo's exempt status by order, NiMo would cease filing Form U-3A-2.
----------------


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


and its direct and indirect subsidiaries CNP Inc., 1161557 Ontario Inc., Ziegler Energy Demands Inc., Westario Power Holdings Inc., Westario Power Services, Inc. Westario Power Inc., Rideau St. Lawrence Holdings Inc, Rideau St. Lawrence Distribution Inc., Rideau St. Lawrence Utilities Inc., and Rideau St. Lawrence Services Inc. To qualify as a FUCO under Section 33 of the Act:

     (1) CNP Limited must own or operate facilities that are not located in any state and that are used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power;

     (2) CNP Limited may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S.;

     (3) Neither CNP Limited nor any of its subsidiaries may be a public utility company operating in the U.S.; and,

     (4) CNP Limited must provide notice to the Commission on Form U-57 that it is a FUCO. Sections 33(a)(2) and 33(a)(3).

     As demonstrated below, CNP Limited satisfies each of the criteria of
Section 33(a)(2) and 33(a)(3) and is therefore entitled to FUCO status.

Ownership of Utility Facilities

     CNP Limited is an electric generating and marketing company with electric transmission and distribution subsidiaries. CNP Limited and its subsidiaries are located in Ontario, Canada. Together they serve approximately 50,000 customers. CNP Limited's principle utility asset is the 74.6 MW Rankine hydroelectric generating plant located at Niagara Falls. Through its subsidiary CNP Inc, CNP Limited indirectly owns approximately 32 km of transmission lines and 900 km of distribution lines, including one 25 hertz transmission line and one 60 hertz transmission line that interconnect the grids in southern Ontario with northwestern New York State. CNP Limited has no direct or indirect ownership of retail gas distribution facilities. Neither CNP Limited nor its subsidiaries owns or operate utility facilities located in the U.S. The companies derive none of their income from the generation, transmission or distribution of electricity for sale, or retail gas distribution, within the U.S.

Source of Income

     CNP Limited's income comes from its utility activities in Ontario. CNP Limited does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. For the 12 months ended March 31, 2001, CNP Limited sold 649,693 MWh of electric energy within Canada or at the Canada/U.S. border to various wholesale purchasers for export to the U.S. These sales used the lines of CNP Inc. or other unaffiliated utilities that are interconnected with the transmission facilities of the NYISO. All purchasers take title to any energy sold by CNP Limited within Canada or at the international border for transmission via NYISO facilities. CNP Inc. holds permits from the Canadian National Energy Board ("NEB") to own and operate its international transmission lines between Canada and the U.S. CNP Limited holds a permit from the NEB for the export of electricity from Canada to the U.S. The NEB permit is for up to 300 MW. CNP Limited is licensed by the FERC to sell electricity at market-based rates into the U.S. CNP Limited is also a member of the NYISO./128

     The sale of power by CNP Limited at the Canadian border does not cause CNP Limited to fail to qualify for FUCO status. Sales by CNP Limited at the Canadian border should be treated as Canadian sales consistent with Commission precedent. As Canadian sales, these transactions should not be deemed to involve income from the generation, transmission or distribution of electric energy for sale in the U.S. that would cause CNP Limited to fail to qualify for exempt FUCO status, so long as the purchaser is

----------------
128 Section 402(f) of the Department of Energy Organization Act ("DOE Act") (Pub. L. 95-91) provides that no function which regulates the export or import of electricity shall be within the jurisdiction of the FERC unless the Secretary of Energy assigns such function to the FERC. The DOE supports the FERC's open access and non-discriminatory transmission service initiatives for the development of a more competitive wholesale electricity market and the DOE believes that cross-border trade in energy should be subject to this same policy. Consequently, the Secretary of Energy delegated to the FERC the authority to regulate access to, and the rates, terms, and conditions for, transmission services over permitted international electric transmission facilities to the extent the FERC finds it necessary and appropriate to the public interest. Department of Energy, Notice of Proposed Amendment to Presidential Permits and Export Authorizations and Delegation and Assignment to the Federal Energy Regulatory Commissi on, 64 Fed. Reg. 40586 (July 27, 1999).
----------------


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


not a direct or indirect subsidiary of CNP Limited.

     That CNP Limited's sales at the Canadian border are Canadian in character is consistent with Commission precedent concerning the treatment of sales at a state border in cases under Section 3(a)(1). See, e.g., Consolidated Edison, Inc., Holding Co. Act Release No. 27021 (May 13, 1999) ("Con Edison makes only a small number of wholesale sales, and the majority of those sales are in New York or at the New York border, and thus are intrastate in character."); NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("Although Northern Indiana sells electricity at wholesale to non-Indiana customers, almost all of those sales take place in Indiana or at the Indiana border, and therefore do not constitute utility operations outside of Indiana.") (emphasis added). To establish that the applicants were entitled to an exemption under Section 3(a)(1) of the Act, the Commission in these cases found that the holding company and its material utility subsidiaries were "predominantly intrastate in character" and that they did "carry on their business substantially in a single state." By finding that the sales of electricity took place at the border, the Commission determined that applicants' operations met that standard. Similarly, given that CNP Limited structures its sales so that all purchasers take title to any energy sold at the international border, it is appropriate to find that these sales are fundamentally Canadian.

     Because the sales by CNP Limited will take place in Canada, they cannot be deemed to generate income directly from the generation, transmission or distribution of electric energy for sale in the U.S. To assure the Commission that CNP Limited will continue not to derive income directly from the generation, transmission or distribution of electric energy for sale in the U.S., Applicants commit that as long as Applicants hold an interest in CNP Limited all future sales of electricity by CNP Limited will take place at the border or within Canada. In addition, to fully protect U.S. retail customers from utility service that is not regulated in the U.S., CNP Limited will not sell electricity or transmission or distribution services directly to retail customers within the U.S.

     With regard to whether CNP Limited's sales at the border provide it with indirect income from the generation, transmission or distribution of electric energy for sale in the U.S., we note that since September 2000, all sales have been made to unaffiliated purchasers. Consequently, CNP Limited did not receive any income


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


indirectly from these purchasers' subsequent resale of power in the U.S. To assure the Commission that CNP Limited will continue not to derive income indirectly from the generation, transmission or distribution of electric energy for sale in the U.S., Applicants commit that, as long as Applicants hold an interest in CNP Limited, no direct or indirect subsidiary of CNP Limited will engage in the generation, transmission or distribution of electric energy for sale in the U.S. In addition, as long as Applicants hold an interest in CNP Limited, it will not sell power directly or indirectly to a subsidiary, associate or affiliate company for sale in the U.S. and also will not sell power directly or indirectly to a nonaffiliate where the purchaser resells the power in the U.S. under terms controlled by CNP Limited or its associate or affiliate companies./129 These commitments preclude CNP Limited from using any NiMo existing or to be acquired subsidiary, associate or affiliate company, or a nonaffiliate, as an intermediary to indirectly effect a sale of power in the U.S./130

Utility Operations in the U.S.

     CNP Limited does not, directly or through subsidiaries, own or operate utility assets, as defined under the Act, located in the U.S.

Notice on Form U-57 and MPUC Certification

     NiMo will file Form U-57 with the Commission, claiming FUCO status for CNP Limited before the Merger is consummated.

Nonutility Subsidiaries

     CNP Limited's subsidiaries are all engaged in utility or energy-related non-utility businesses. Consequently, its exemption under Section 33 does not raise any issue with respect to whether certain nonutility businesses may or may not be retainable by a FUCO./131

----------------
129 Sales by CNP Limited at the Canadian border into the NY spot market where the NYISO sets the market clearing price and buyers including, potentially, Niagara Mohawk, purchase that power would not be prohibited. In such cases, CNP Limited does not know the identity of the purchaser and cannot choose the purchaser. CNP Limited also cannot set the price.

130 See Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001) (FUCO certification is made where substantially the same commitments regarding sales into the U.S. were provided by the Applicant).

131 See, Foreign Utility Companies, Holding Co. Act Release No. 27342 (January 31, 2001) (proposing for comment rules 55 and 56 regarding investments in FUCOs and suggesting that the Commission should establish standards for the type of businesses in which a FUCO could engage).
----------------

     Under Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act. Accordingly, CNP Limited and its subsidiaries will not be public utility subsidiaries in the National Grid System after the Merger for purposes of Sections 9 and 10 of the Act.

Item 4. Regulatory Approvals

     A.   State Regulation

     The Merger and Restructuring do not require the approval of the Massachusetts Department of Telecommunications and Energy, the Rhode Island Public Utilities Commission, the Connecticut Department of Public Utility Control/132 or the Maine Public Utilities Commission. The Merger does require the approval of the NYPSC and the Restructuring requires the approval of the New Hampshire Public Utility Commission ("NHPUC") and the Vermont Public Service Board ("VPSB"). The required state commission approvals are discussed below.

New York Public Service Commission

     Under Section 70 of the New York State Public Service Law, the NYPSC must approve the transfer of an electric company's franchise, works or systems to another corporation. The NYPSC has previously asserted jurisdiction over mergers of holding companies of public utility corporations, even where there was no direct transfer of the franchise, works or system of the New York utility, based upon the indirect change of control. Applicants filed a petition with the NYPSC on January 17, 2001. The NYPSC issued its order authorizing the Merger on December 3, 2001. See Exhibit C-2 to the Application.

New Hampshire Public Utility Commission

     The NHPUC must approve the direct or indirect acquisition of more than 10% of the stock or bonds of a public utility or public utility holding company doing business in the state under Section 374:33 of the New Hampshire Revised Statutes Annotated ("RSA").

----------------
132 Millstone 3, in which NEPCO had a 16.2% interest, was sold to Dominion Resources, Inc. on March 31, 2001 under circumstances analogous to those described in New England Electric System, No-Action Letter, File No. 132-3 (April 16, 1998).
----------------

The Restructuring may require approval of the NHPUC under RSA 374:33 because of the indirect transfer of control of Granite State Electric Company, a subsidiary of National Grid USA, to New National Grid. Under RSA 369:8, approval is not required for a merger of a parent company of a public utility where the public utility certifies that the transaction will not have an adverse effect on the rates, terms, service or operations of the New Hampshire public utility and the NHPUC does not challenge the certification. If the NHPUC does challenge the utility's certification of no adverse effect within 30 days of the filing, the utility may amend its initial certification. If after reviewing the amended certification, if the NHPUC still challenges the certification, the utility must review the proposed merger under RSA 374:33. The transaction may be approved under RSA 374:33 where the NHPUC determines that there will be no net harm to New Hampshire customers. If the NHPUC takes no action within 60 days after the public utility's filing of certification of no adverse effect, then the transaction is considered approved as filed. Applicants have sought a waiver of any necessary approvals from the NHPUC based upon a certification that the transaction will not have an adverse effect within the state. Applicants made a filing with the NHPUC on December 21, 2000. By order dated February 20, 2001, the NHPUC found that the Restructuring "is reasonable, lawful, proper and in the public interest and will not have an adverse effect on the rates, terms, service or operation of [Granite State] or, to the extent [NEPCO] is regulated by the Commission, of [NEPCO]." See Order of the NHPUC, Order No. 23,640, (February 20,
2001), filed as Exhibit C-6 to the Application at 4. The NHPUC order is conditioned on the representation of Applicants that the acquisition premium incurred to acquire NiMo not be charged to Granite State or NEPCO and that any synergies from the transaction be passed along on an equitable basis to National Grid's New Hampshire ratepayers.

Vermont Public Service Board

     Under Section 107 of Title 30 of the Vermont Statutes Annotated, the VPSB must approve the direct or indirect acquisition of a controlling interest in a company subject to the jurisdiction of the VPSB, or in a company which has the controlling interest in the jurisdictional company. Because NEPCO, a subsidiary of National Grid USA, operates facilities in Vermont, and is subject to the VPSB's


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jurisdiction, the Restructuring will require VPSB approval for the indirect change of control of NEPCO. The VPSB may approve the acquisition based upon a finding that the transaction will promote the public good and has discretionary authority to waive formal hearings. Applicants filed for all necessary approvals from the VPSB on March 20, 2001 and the VPSB authorized the Restructuring by order dated June 27, 2001. See Exhibit C-4.

     B.   Federal Regulation


Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act")

     The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be completed until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds. If the merger is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, Applicants would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the merger could be completed. Applicants made their filing under the HSR Act on January 26, 2001 and on February 23, 2001 the waiting period terminated. Applicants have 12 months from the latter date to consummate the Merger before a new information must be submitted.

Federal Power Act ("FPA")

     Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of Niagara Mohawk, the prior approval of the FERC under FPA Section 203 is required in


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order to complete the merger. In addition, because the Restructuring technically involves a change of control over NGG's existing public utility subsidiaries to National Grid, the Restructuring also requires approval of the FERC as a merger transaction under Section 203 of the FPA.

     Under Section 203 of the FPA, the FERC is directed to approve a merger if it finds such merger "consistent with the public interest." In reviewing a merger, the FERC generally evaluates: (1) whether the merger will adversely affect competition; (2) whether the merger will adversely affect rates; and (3) whether the merger will impair the effectiveness of regulation. In an order dated June 13, 2001, the FERC authorized the Merger and Restructuring because the transactions would not adversely affect competition, rates or regulation and were, therefore, consistent with the public interest. The Commission also authorized Applicants' proposal for Niagara Mohawk to pay dividends from its paid-in capital accounts and to transfer revenues from major transactions such as asset sales, to its parent, subject to the requirement that Applicants either: (1) make a filing with the FERC within 30 days of the order clarifying their dividend limitation proposal or (2) adopt an overriding limitation that Niagara Mohawk must maintain a minimum equity balance equal to 30% of total capital. See Exhibit G-2. Applicants clarified their dividend limitation proposal on July 13, 2001. See Exhibit G-3.

Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under the Exon-Florio Provisions of the Omnibus Trade and Competitiveness Act of 1988 ("Exon-Florio"), and the President of the United States or his designee is empowered to take certain actions in relation to Mergers, acquisitions and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon-Florio enables the President to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. Applicants filed an application in


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connection with the Merger and were informed on March 26, 2001 that action under
Exon-Florio had concluded with respect to the Merger./133

Federal Communications Commission ("FCC")

     The FCC must approve the transfer of control of telecommunications permits or licenses. The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license, or any rights thereunder, to any person without authorization from the FCC. In addition, a carrier must obtain permission before acquisition or operation of new lines and may not construct or extend a line, or transmit via such lines, without prior FCC approval. Under the Communications Act, the FCC will approve a transfer of control if it serves the public convenience, interest and necessity.

     On September 20, 2001, Applicants filed four applications to assign Niagara Mohawk's licenses. The FCC consented to the applications on September 27, 2001, October 4, 2001, October 4, 2001, and November 26, 2001. The FCC published the actions in Public Notices dated October 3, 2001, October 10, 2001, and December 5, 2001. Applicants have 180 days from the date of Public Notice to consummate the transaction and to notify the FCC of its consummation. If the transaction is not consummated within that period a request for extension of time must be filed prior to the expiration of the 180-day period.

     No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the Merger or with respect to the financing transactions proposed herein.

Item 5. Procedure

     Applicants respectfully request that the Commission issue an order granting and permitting this Application to become effective by January 10, 2002.

     Applicants waive a recommended decision by a hearing or other

----------------
133  See Exhibit G-4 to this Application.
----------------


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responsible officer of the Commission for approval of the Merger and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits

A-1 Memorandum and Articles of Association of NGG, incorporated by reference to Exhibit A-1 to SEC File No. 70-9473, filed March 26, 1999.

A-2.1  Memorandum of Association of National Grid (filed herewith).

A-2.2  Articles of Association of National Grid (filed herewith).

A-3 Certificate of Incorporation of NiMo, incorporated by reference to Form 8-K, filed on March 18, 1999.

A-4 By-Laws of NiMo incorporated by reference to NiMo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

B-1 Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited, and Grid Delaware, Inc. dated as of September 4, 2000 and amended December 1, 2000, incorporated by reference to Annex A to the proxy statement/prospectus filed with Amendment No. 2 to New National Grid plc's registration statement on Form F-4, Exhibit B-2, hereto. (Company Disclosure Schedules, dated September 4, 2000, previously filed under cover of Form SE).

B-2 Registration Statement of New National Grid plc on Form F-4, Amendment No. 2, incorporated by reference to SEC File No. 333-47234, filed on December 4, 2000.

C-1    Application to the New York State Public Service Commission.

C-1.1 Supplement to the Application to the New York State Public Service Commission (filed under cover of Form SE).

C-1.2 Joint Proposal to the New York State Public Service Commission (filed under


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       cover of Form SE).

C-2.1  Order of the New York State Public Service Commission (filed herewith).

C-2.2 New York State Public Service Commission Revised Joint Proposal (filed under cover of Form SE)

C-3    Application to the Vermont Public Service Board.

C-4    Order of the Vermont Public Service Board.

C-5    Application to the New Hampshire Public Utilities Commission.

C-6    Order of the New Hampshire Public Utilities Commission.

D-1    Map of National Grid USA's service territory (filed under cover of Form
       SE).

D-2 Map of Niagara Mohawk Power Corporation's service territory (filed under cover of Form SE).

E-1    Opinion of Counsel - National Grid Group plc (filed herewith).

E-2    Opinion of Counsel - Niagara Mohawk Holdings, Inc. (filed herewith).

F-2    Past tense opinion of counsel (to be filed by amendment).

G-1 Application to the Federal Energy Regulatory Commission (filed herewith) (Exhibit A, Niagara Mohawk Power Corporation Franchise List, Exhibit K, Maps of Various Operating Areas and Attachment 2 Work Papers of Dr. Henry Kahwaty, filed under cover of Form SE; Exhibit I incorporated by reference to Exhibit B-1).

G-2    Order of the Federal Energy Regulatory Commission.

G-3 Clarification of Requested Dividend Authority and Additional Commitment, filed with the FERC.

G-4 Letter from the Committee on Foreign Investment in the United States, dated March 26, 2001 (filed herewith).

H-1 Annual Report on Form 20-F of National Grid Group plc for the Fiscal Year Ended March 31, 2001, incorporated by reference to SEC File No. 001-14958 (filed June 18, 2001).

H-2 Annual Report on Form 10-K of Niagara Mohawk Holdings, Inc. for the Fiscal Year Ended December 31, 2000, incorporated by reference to SEC File No. 000-25595 (filed February 16, 2001).

I-1    Proposed Form of Notice.

J-1    Gas Retention Study (filed herewith).


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K-1    Form of Services Agreement between National Grid USA Service Company and the NiMo System Companies, incorporated by reference to Exhibit B-2 of Form U-1 in SEC File No. 70-9473 (filed March 26, 1999).

L-1    Description of National Grid Subsidiaries (filed herewith).

L-2    Description of NiMo Subsidiaries (filed herewith).

M-1 Merger and Restructuring Transaction Steps (confidential treatment requested).

N-1 Corporate Chart of NiMo System Before the Merger (filed under cover of Form SE).

N-2 Corporate Chart of National Grid System Before the Merger (filed under cover of Form SE).

N-3 Corporate Chart of National Grid System After the Merger (filed under cover of Form SE).

O-1    Outstanding External Financing of the NiMo System (filed herewith).

P-1 Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (included as Annex B to the proxy statement/prospectus filed with NiMo's registration statement in Exhibit B-2, hereto).

Q-1    Proposed Tax Allocation Agreement (filed herewith).

Q-2    Memorandum in Support of Proposed Tax Allocation Relief (filed herewith).


Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2001 and Unaudited Pro Forma Condensed Combined Income Statement for the Twelve Months Ended September 30, 2001.

FS-2 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended March 31, 2001, included in Exhibit H-1 to this Application.

FS-3 National Grid Group plc Consolidated Balance Sheet and Statement of Income as of and for the six month's ended September 30, 2001, incorporated by reference to National Grid's Form 6-K, SEC File No. 001-14958, (filed December 14, 2001).

FS-4 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income for the


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       Year Ended and As of December 31, 2000, incorporated by reference to
       Exhibit H-2.

FS-5 Niagara Mohawk Holdings, Inc. Balance Sheet and Statement of Income as of and for the nine months ended September 30, 2001, incorporated by reference to Niagara Mohawk Holdings, Inc.'s Form 10-Q, SEC File No. 000-25595 (filed November 14, 2001).

FS-6 Balance Sheets for Non-Utility Subsidiaries of Niagara Mohawk Holdings, Inc. as of September 30, 2001.

FS-7 Projected National Grid Profit and Loss Accounts and Statement of Capitalization for the Authorization Period (confidential treatment requested).


Item 7.  Information as to Environmental Effects.

     The proposed Acquisition involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  January 15, 2002         National Grid Group plc
                                New National Grid plc
                                National Grid (US) Holdings Limited
                                National Grid (US) Investments 4
                                National Grid (US) Partner 1 Limited
                                National Grid (US) Partner 2 Limited
                                NGG Financial plc

                                By: /s/ Fiona Smith
                                        -----------------
                                Company Secretary and General Counsel

Date:  January 15, 2002         New England Power Company
                                Massachusetts Electric Company
                                The Narragansett Electric Company
                                Granite State Electric Company
                                Nantucket Electric Company


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                                New England Electric Transmission Corporation
                                New England Hydro-Transmission Corporation
                                New England Hydro-Transmission Electric Co. Inc. Vermont Yankee Nuclear Power Corporation Wayfinder Group, Inc.
                                NEES Energy, Inc.
                                EUA Energy Investments Corp.
                                National Grid Transmission Services Corp.
                                National Grid USA Service Company Inc.
                                Metrowest Realty LLC
                                National Grid USA
                                National Grid General Partnership
                                National Grid Holdings Inc.


                                By: /s/ John G. Cochrane
                                        -----------------
                                        Vice President
                                        National Grid USA

Date:  January 15, 2002         Niagara Mohawk Holdings, Inc.
                                Niagara Mohawk Power Company

                                By: /s/ Gary J. Lavine
                                        -----------------
                                Gary J. Lavine
                                Senior Vice President and Chief Legal Officer Niagara Mohawk Holdings, Inc.


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



                                  Exhibit Index


Exhibits

A-2.1  Memorandum of Association of National Grid (filed herewith).

A-2.2  Articles of Association of National Grid (filed herewith).

C-2.1 Order of the New York State Public Service Commission and Revised Joint Proposal.

C-2.2 New York State Public Service Commission Revised Joint Proposal (filed under cover of Form SE)

E-1    Opinion of Counsel - National Grid Group plc.

E-2    Opinion of Counsel - Niagara Mohawk Holdings, Inc.

G-1 Application to the Federal Energy Regulatory Commission (Exhibit A, Niagara Mohawk Power Corporation Franchise List, Exhibit K, Maps of Various Operating Areas and Attachment 2 Work Papers of Dr. Henry Kahwaty, filed under cover of Form SE; Exhibit I incorporated by reference to Exhibit B-1)

G-4 Letter from the Committee on Foreign Investment in the United States, dated March 26, 2001.

J-1    Gas Retention Study.

L-1    Description of National Grid Subsidiaries.

L-2    Description of NiMo Subsidiaries.

O-1    Outstanding External Financing of the NiMo System.

Q-1    Proposed Tax Allocation Agreement.

Q-2    Memorandum in Support of Proposed Tax Allocation Relief.


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Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2001 and Unaudited Pro Forma Condensed Combined Income Statement for the Twelve Months Ended September 30, 2001.

FS-6 Balance Sheet and Statement of Income for Significant Non-Utility Subsidiaries of Niagara Mohawk Holdings, Inc. as of and for the [nine] months ended September 30, 2001.


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